UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark one)

   ☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

   ☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 1-8606

Verizon Communications Inc.

(Exact name of registrant as specified in its charter)

Delaware	**23-2259884**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1095 Avenue of the Americas **New York, New York**	**10036**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 395-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.10	VZ	New York Stock Exchange
Common Stock, par value $0.10	VZ	The Nasdaq Global Select Market
1.375% Notes due 2026	VZ 26B	New York Stock Exchange
0.875% Notes due 2027	VZ 27E	New York Stock Exchange
1.375% Notes due 2028	VZ 28	New York Stock Exchange
1.125% Notes due 2028	VZ 28A	New York Stock Exchange
2.350% Fixed Rate Notes due 2028	VZ 28C	New York Stock Exchange
1.875% Notes due 2029	VZ 29B	New York Stock Exchange
0.375% Notes due 2029	VZ 29D	New York Stock Exchange
1.250% Notes due 2030	VZ 30	New York Stock Exchange
1.875% Notes due 2030	VZ 30A	New York Stock Exchange
4.250% Notes due 2030	VZ 30D	New York Stock Exchange
2.625% Notes due 2031	VZ 31	New York Stock Exchange
2.500% Notes due 2031	VZ 31A	New York Stock Exchange
3.000% Fixed Rate Notes due 2031	VZ 31D	New York Stock Exchange
0.875% Notes due 2032	VZ 32	New York Stock Exchange
0.750% Notes due 2032	VZ 32A	New York Stock Exchange
3.500% Notes due 2032	VZ 32B	New York Stock Exchange
3.250% Notes due 2032	VZ 32C	New York Stock Exchange
1.300% Notes due 2033	VZ 33B	New York Stock Exchange
4.75% Notes due 2034	VZ 34	New York Stock Exchange
4.750% Notes due 2034	VZ 34C	New York Stock Exchange
3.125% Notes due 2035	VZ 35	New York Stock Exchange
1.125% Notes due 2035	VZ 35A	New York Stock Exchange
3.375% Notes due 2036	VZ 36A	New York Stock Exchange
3.750% Notes due 2036	VZ 36B	New York Stock Exchange

Securities registered pursuant to Section 12(b) of the Act (continued):

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
3.750% Notes due 2037	VZ 37B	New York Stock Exchange
2.875% Notes due 2038	VZ 38B	New York Stock Exchange
1.875% Notes due 2038	VZ 38C	New York Stock Exchange
1.500% Notes due 2039	VZ 39C	New York Stock Exchange
3.50% Fixed Rate Notes due 2039	VZ 39D	New York Stock Exchange
1.850% Notes due 2040	VZ 40	New York Stock Exchange
3.850% Fixed Rate Notes due 2041	VZ 41C	New York Stock Exchange
3.9962% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056	VZ 56	New York Stock Exchange
5.7420% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056	VZ 56A	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

At June 30, 2025, the aggregate market value of the registrant's voting stock held by non-affiliates was approximately $182.4 billion.

At January 30, 2026, 4,217,684,168 shares of the registrant's common stock were outstanding, after deducting 73,749,478 shares held in treasury.

Documents Incorporated By Reference:

Portions of the registrant's definitive Proxy Statement to be delivered to shareholders in connection with the registrant's 2026 Annual Meeting of Shareholders (Part III).

TABLE OF CONTENTS

Item No.		Page
PART I		
Item 1.	**Business**	4
Item 1A.	**Risk Factors**	11
Item 1B.	**Unresolved Staff Comments**	17
Item 1C.	**Cybersecurity**	17
Item 2.	**Properties**	19
Item 3.	**Legal Proceedings**	19
Item 4.	**Mine Safety Disclosures**	19
PART II		
Item 5.	**Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**	20
Item 6.	**[Reserved]**	20
Item 7.	**Management's Discussion and Analysis of Financial Condition and Results of Operations**	21
Item 7A.	**Quantitative and Qualitative Disclosures About Market Risk**	46
Item 8.	**Financial Statements and Supplementary Data**	49
Item 9.	**Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**	106
Item 9A.	**Controls and Procedures**	106
Item 9B.	**Other Information**	107
Item 9C.	**Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**	107
PART III		
Item 10.	**Directors, Executive Officers and Corporate Governance**	107
Item 11.	**Executive Compensation**	108
Item 12.	**Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**	108
Item 13.	**Certain Relationships and Related Transactions, and Director Independence**	108
Item 14.	**Principal Accounting Fees and Services**	108
PART IV		
Item 15.	**Exhibits and Financial Statement Schedules**	109
Item 16.	**Form 10-K Summary**	114
Signatures		114
Certifications		

Item 1.   Business

General

Verizon Communications Inc. (the Company) is a holding company that, acting through its subsidiaries (together with the Company, collectively, Verizon), is one of the world's leading providers of communications, technology, information and streaming products and services to consumers, businesses and government entities. With a presence around the world, we offer data, video and voice services and solutions on our networks and platforms that are designed to meet customers' demand for mobility, reliable network connectivity and security.

We have two reportable segments that we operate and manage as strategic business units - Verizon Consumer Group (Consumer) and Verizon Business Group (Business).

Verizon Consumer Group

Our Consumer segment provides consumer-focused wireless and wireline communications services and products. Our wireless services are provided across one of the most extensive wireless networks in the United States (U.S.) under the Verizon family of brands and through wholesale and other arrangements. As of the date this report is being filed, our wireline services are provided in 31 U.S. states and Washington D.C. over our 100% fiber-optic network through our fiber product portfolio, as well as over a traditional copper-based network. We also provide fixed wireless access (FWA) broadband through our fifth-generation (5G) or fourth-generation (4G) Long-Term Evolution (LTE) networks as an alternative to traditional landline internet access.

In 2025, the Consumer segment's revenues were $106.8 billion, representing approximately 77% of Verizon's consolidated revenues. As of December 31, 2025, Consumer had approximately 116 million wireless retail connections (including FWA), of which 83% were postpaid connections. In addition, at December 31, 2025, Consumer had approximately 11 million total broadband connections (which includes Fios internet, FWA and Digital Subscriber Line (DSL) connections), and approximately 2 million Fios video connections.

Verizon Business Group

Our Business segment provides wireless and wireline communications services and products, including mobility communication services, FWA and wireline broadband, Internet of Things (IoT) connectivity solutions, advanced communication services, corporate networking solutions, local and long distance voice services, and security and managed network services. We provide these products and services to businesses, public sector customers and wireless and wireline carriers across the U.S. and a subset of these products and services to customers around the world.

In 2025, the Business segment's revenues were $29.1 billion, representing approximately 21% of Verizon's consolidated revenues. As of December 31, 2025, Business had approximately 31 million wireless retail postpaid connections (including FWA) and approximately 3 million total broadband connections (which includes Fios internet, FWA and DSL connections).

Additional discussion of our reportable segments is included in Item 7 under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview" and "— Segment Results of Operations" and in Note 13 to the consolidated financial statements included in this Annual Report.

Service and Product Offerings

Wireless Services and Equipment

We provide a wide variety of wireless services to Consumer and Business customers on different service plan options.

Our Consumer Group offers various phone plans for retail customers with features, designed to fit their needs, including access to their preferred content and services (which we call "perks"). We also offer plans for customers who want access to Verizon's network at a lower price point, as well as discounts and special rate plans for qualifying customers. Our Business customers can choose from a variety of plans with different features to meet their specific needs.

Customers can obtain our wireless services on a postpaid or prepaid basis. Retail (non-wholesale) postpaid accounts primarily represent retail customers that are directly served and managed by Verizon and use Verizon branded services. A single account may include monthly wireless services for a variety of connected devices. Our postpaid service is generally billed one month in advance for a monthly access charge in return for access to and usage of network services. Our prepaid service is offered only to Consumer customers and enables individuals to obtain wireless services without credit verification by paying for all services in advance. As of December 31, 2025, we had 96 million postpaid connections and 20 million prepaid connections, representing approximately 83% and 17% of our Consumer wireless retail connections, respectively.

We also provide FWA broadband through our 5G or 4G LTE wireless networks to our Consumer and Business customers. FWA enables fixed broadband access using radio frequencies instead of cables and can be used to connect homes and businesses to the internet. As of December 31, 2025, we had 5.7 million FWA broadband connections.

Consumer and Business offer several categories of wireless equipment to customers, including a variety of smartphones and other handsets, wireless-enabled internet devices, such as tablets, and other wireless-enabled connected devices, such as smart watches. Oftentimes, we offer promotional trade-in offers to incentivize new customers or existing customer upgrades. Consumer wireless customers can acquire wireless equipment from us using device payment plans, which permit the customer to pay for the device in installments over time.

Verizon Consumer Group

In addition to wireless services and equipment for retail customers, the Consumer segment sells residential fixed connectivity solutions, including internet, video and voice services, and wireless network access to resellers on a wholesale basis. Consumer also provides non-connectivity services including device protection, content offerings, cloud storage, and other products.

Residential fixed services – We provide residential fixed connectivity solutions to customers over our 100% fiber-optic network through our fiber product portfolio and over a traditional copper-based network. We also provide FWA broadband through both 5G and 4G LTE home internet offerings, which are available in most states across the U.S.

We offer residential fixed services tailored to the needs of our customers with a variety of perk options and the flexibility to change them. Depending on customer needs at a particular time, our services may include features related to, among other things: internet access at different speed tiers using fiber-optic, copper or wireless technology; video services that may feature a variety of content and streaming options, video on demand products, cloud-based services and digital video recording capabilities; over-the-top (OTT) video services; voice services; and other home solutions.

Network access services – We sell network access to mobile virtual network operators (MVNOs) on a wholesale basis, who in turn resell wireless service under their own brand(s) to consumers.

Verizon Business Group

In addition to the wireless services and equipment discussed above, our Business segment provides a variety of wireless and wireline services and products, which are organized by the primary customer groups for these offerings: Enterprise and Public Sector, Business Markets and Other, and Wholesale.

Enterprise and Public Sector

Enterprise and Public Sector offers wireless products and services as well as wireline connectivity such as broadband and managed solutions to our large business and public sector customers. Public sector customers include U.S. federal, state and local governments and educational institutions. Our offerings to this customer group include plans with features and pricing designed to address their specific needs. In 2025, Enterprise and Public Sector revenues were $13.5 billion, representing approximately 46% of Business's total revenues.

Enterprise and Public Sector offers a broad portfolio of connectivity, security and professional services, including network, advanced communications and IoT services, and voice data solutions, designed to enable our customers to optimize their business operations, mitigate business risks and capitalize on data.

Business Markets and Other

Business Markets and Other offers wireless services (including FWA broadband), wireless equipment, advanced communication services, tailored voice and networking products, fiber broadband services, video services, advanced voice solutions and security services to businesses that ordinarily do not meet the requirements to be categorized as Enterprise and Public Sector, as described above. Business Markets and Other also includes solutions that support mobile resource management. In 2025, Business Markets and Other revenues were $13.6 billion, representing approximately 47% of Business's total revenues.

Business Markets and Other also provides fixed connectivity solutions comparable to the residential fixed services provided by Consumer, as well as business services and connectivity similar to the products and services offered to Global Enterprise customers, in each case with features and pricing designed to address the needs of small and medium businesses.

Wholesale

Wholesale offers wireline communications services including data, voice, local dial tone and broadband services primarily to local, long distance, and wireless carriers that use our facilities to provide services to their customers. In 2025, Wholesale revenues were $2.0 billion, representing approximately 7% of Business's total revenues. A portion of Wholesale revenues are generated by a few large telecommunications companies, most of which compete directly with us.

Distribution

We use a combination of direct, indirect and alternative distribution channels to market and distribute our products and services to Consumer and Business customers.

Our direct channel, including our company-operated stores, is a core component of our distribution strategy. Our sales and service centers and business direct sales teams also represent significant distribution channels for our services. In addition, we have a robust digital and omni-channel, and are leveraging artificial intelligence (AI) technologies and digital capabilities as a part of the customer experience in order to offer choice and convenience.

Our indirect channel includes agents that sell our wireless and wireline products and services at retail locations throughout the U.S., as well as through the internet. The majority of these sales are made under exclusive selling arrangements with us. We also have relationships with high-profile national retailers that sell our wireless and wireline products and services, as well as convenience store chains that sell our wireless prepaid products and services.

In addition to our direct channel, our Business segment has additional distribution channels that include business solution fulfillment provided by resellers, non-stocked device fulfillment performed by distributors and integrated mobility services provided by system integrators and resellers.

Global Networks and Technology

Our Networks

We design, build and operate networks to provide connectivity and related services meeting the needs of our diverse customers: consumers, businesses, government organizations, first responders and educational institutions.

Verizon operates an award winning national wireless network covering approximately 147 million wireless retail connections, and an extensive broadband network covering approximately 14 million broadband connections as of December 31, 2025. In addition to our significant U.S. infrastructure, we have a presence globally and relationships with many operators and partners allowing us to service multinational network needs. We also own and operate one of the largest global fiber-optic networks in the world, providing connectivity to Business customers in more than 180 countries.

We have a portfolio of spectrum holdings, including C-Band and millimeter wave spectrum, and are constantly transforming our networks by leveraging innovation and new technologies to deliver improved network performance and efficiency.

Network Evolution

Our networks leverage advanced technologies, including 5G wireless, fiber-based transport, cloud infrastructures, AI and automation, private networks and IP routing solutions. We are using the benefits of cloud computing and storage to virtualize aspects of our network infrastructure. Virtualization supports cost efficiency and supplier diversification, and reduces time to deploy networks. Verizon has an industry leading virtualized radio access network (vRAN) infrastructure and has deployed Open RAN (ORAN) based solutions that allow to shift from traditional, single-vendor systems to using interoperable network components from multiple vendors. Our evolving network infrastructure positions us well to handle increased capacity demands of AI.

We are densifying our networks by utilizing macro and small cell technology, in-building solutions and distributed antenna systems to increase coverage, improve quality of service and add capacity to accommodate an increasing number of users. We also continue to expand our network coverage by partnering with satellite providers to enhance off-grid emergency and text messaging services.

Broadband

We provide residential and enterprise wireline broadband services over our 100% fiber-optic network through our Verizon fiber product portfolio and over a traditional copper-based network. While deployed initially as a consumer broadband network, our Fios infrastructure is also experiencing more widespread application in the Business segment, especially as businesses increasingly migrate to ethernet-based access services.

We also provide fixed wireless access (FWA) broadband as an alternative to traditional landline internet access. We had 5.7 million FWA broadband connections as of December 31, 2025.

On January 20, 2026, we completed the acquisition of Frontier Communications Parent, Inc. (Frontier), a U.S. provider of broadband internet and other communication services. This transaction expanded our fiber broadband footprint to 31 U.S. states and Washington D.C., and is expected to provide opportunities for future fiber growth. In addition, in October 2025, we entered into a commercial fiber arrangement with an affiliate of Tillman Global Holdings to further increase our fiber access reach.

On January 30, 2026, we completed the acquisition of Starry Group Holdings, Inc. (Starry), a fixed wireless broadband provider serving multi-dwelling units in five markets across the U.S. This transaction is expected to provide additional FWA capabilities and enhance our ability to deliver high-speed internet to multi-dwelling units and urban communities.

Spectrum

The spectrum licenses we hold can be used for mobile and fixed wireless voice, video and data communications services. We are licensed by the Federal Communications Commission (FCC) to provide these wireless services on the following low and mid-band spectrum in areas that collectively cover nearly all of the population of the U.S.: (i) the 700 MHz Upper C block, (ii) Cellular spectrum (850 MHz), (iii) Personal Communication Services (PCS) spectrum (1900 MHz), (iv) AWS 1 and AWS 3 bands (1700 MHz uplink and 2100 MHz downlink), and (v) the 3.7 GHz band (C-Band). We also hold spectrum licenses in the 28, Upper 37 and 39 GHz bands, known as millimeter wave spectrum, and utilize both Priority Access Licenses (PALs) and General Authorized Access (GAA) in the 3.5 GHz band (Citizens Broadband Radio Service).

We anticipate that demand for spectrum will continue to increase over time, driven by growth in customer connections and the increased usage of wireless broadband services that use more bandwidth and require faster rates of speed, as well as AI driven data demands and future transition to 6G. Information regarding spectrum license transactions, including our pending acquisition of select spectrum licenses of United States Cellular Corporation (currently known as Array Digital Infrastructure, Inc.) and certain of its subsidiaries, is presented in Note 3 to the consolidated financial statements included in this Annual Report.

Competition and Related Trends

The telecommunications industry is highly competitive. The rapid development of new technologies, services and products has eliminated many of the distinctions among wireless, cable, internet and traditional telephone services and brought new competitors to our markets. We expect competition to remain intense as traditional and non-traditional participants seek increased market share.

Competitive factors within the telecommunications industry include, among others, pricing, value proposition and promotional strategies; the quality of customer service; network reliability, speed, capacity and coverage; marketing, sales and distribution capabilities; development of new and enhanced products and services; the availability of capital resources; the ability to anticipate and respond to various factors and trends affecting our industry; and regulatory changes.

Competition remains intense as a result of various factors, including aggressive pricing, increased levels of promotions and service plan discounts, price locks and guarantees, and offerings that include additional bundled premium content or other perks, in some cases specifically targeting Verizon customers. Competition may increase as MVNOs resell wireless communication services. In addition, aggressive network deployment as well as increasing government incentives related to it may enhance the ability of certain of our competitors to compete with us. The rapid evolution and increasing use of AI technologies also contribute to increasing competition and may affect the competitive landscape in ways we cannot fully predict.

With respect to our wireless connectivity products and services, we compete against other national wireless service providers, including AT&T Inc. and T-Mobile US, Inc., as well as various regional wireless service providers. We also compete for retail activations with resellers that buy bulk wholesale service from wireless service providers, including Verizon, and resell it to their customers. Resellers include cable companies, such as Comcast Corporation and Charter Communications, Inc., and others. Several major cable operators also offer bundles with wireless services through strategic relationships.

With respect to fiber, FWA and our other broadband services, we compete against cable companies, wireless service providers, domestic and foreign telecommunications providers, satellite television companies, low Earth orbit satellite companies, internet service providers, OTT providers, other internet portal providers and other companies that offer network services and managed enterprise solutions. We expect the market will continue to shift from traditional linear video to OTT offerings.

Companies with a global presence are increasingly competing with us in our Business segment. A relatively small number of telecommunications and integrated service providers with global operations serve customers in the global enterprise market and, to a lesser extent, the global wholesale market. We compete with these providers for large contracts to provide integrated solutions to global enterprises and government customers. Many of these companies have strong market presence, brand recognition and existing customer relationships, all of which contribute to intense competition.

In the Enterprise and Public Sector markets, competition levels remain high, primarily as a result of increased industry focus on technology convergence. We compete in this area with system integrators, carriers, and hardware and software providers. In addition, some of the largest information technology services companies are making strategic acquisitions, divesting non-strategic assets and forging new alliances to improve their cost structure. Many new alliances and acquisitions have focused on developing fields, such as cloud computing, software defined networking, communication applications and other computing tasks via networks, rather than by the use of on premise equipment.

In the Business Markets and Other category, customer purchasing behaviors continue to evolve. Competitive pricing and solution simplicity are key differentiators as customers are moving away from fragmented vendor relationships in favor of integrated solution suites. Operators are targeting this group with discounted bundles, converged offerings, and flexible solutions stacks to cater to this large and growing customer category.

Our Wholesale business competes with traditional carriers for metro/mid/long-haul fiber, voice and IP services. In addition, mobile video and data needs are driving a greater need for wireless backhaul. Network providers, cable companies and specialty firms are competitors for this business opportunity.

Regulatory Trends

Regulatory Landscape

Verizon operates in a highly regulated market. Some of our competitors are subject to fewer regulatory constraints than Verizon. For many services offered by Verizon, the FCC is our primary regulator. The FCC has jurisdiction over interstate telecommunications services and other matters under the Communications Act of 1934, as amended (Communications Act). Other Verizon services are subject to various state and local regulations.

Federal, State and Local Regulation

Wireless Services

The FCC regulates several aspects of our wireless operations. Generally, the FCC has jurisdiction over the construction, operation, acquisition and transfer of wireless communications systems. All wireless services require use of radio frequency spectrum, the assignment and distribution of which is subject to FCC oversight. If demand continues to increase or if new spectrum is required for a future generation of technology, we can meet our needs for licensed spectrum by purchasing licenses or leasing spectrum from others, or by participating in a competitive bidding process to acquire new spectrum from the FCC. Those processes are subject to certain reviews, approvals and potential conditions.

Today, Verizon holds FCC spectrum licenses that allow it to provide a wide range of mobile and fixed communications services, including both voice and data services. FCC spectrum licenses typically have a term of 10 years, at which time they are subject to renewal. While the FCC has routinely renewed all of Verizon's wireless licenses, challenges could be raised in the future. If a wireless license was revoked or not renewed, Verizon would not be permitted to provide services on the spectrum covered by that license. Some of our licenses require us to comply with so-called "open access" FCC regulations, which require licensees of particular spectrum to allow customers to use devices and applications of their choice, subject to certain technical limitations. The FCC recently waived one aspect of these rules related to device locking. The FCC has also imposed certain specific mandates on wireless carriers, including construction and geographic coverage requirements, technical operating standards, provision of enhanced 911 services, roaming obligations and requirements for wireless tower and antenna facilities.

The Communications Act generally preempts regulation by state and local governments of the entry of, or the rates charged by, wireless carriers. It does not prohibit states from regulating the other "terms and conditions" of wireless service. For example, some states impose reporting and consumer protection requirements. Several states also have laws or regulations that address safety issues (for example, use of wireless handsets while driving), universal service funding, and taxation matters. Some states are also considering new network reliability or service quality requirements that may affect how and where we provide services if not preempted by federal law. In addition, wireless tower and antenna facilities are often subject to state and local zoning and land use regulation, and securing approvals for new or modified facilities is often a lengthy and expensive process.

Broadband

Verizon offers many different broadband services. At the federal level, these broadband services are subject to light-touch regulation by the FCC. At the state level, several states have adopted or are considering adopting laws or executive orders that would impose net neutrality and other requirements on some of our broadband services, including rules requiring discounted broadband pricing for low income customers. The FCC also adopted broad rules related to "digital discrimination" that could further increase regulatory oversight of broadband services; industry groups have appealed those rules in court.

Wireline Voice

Verizon offers many different wireline voice services, including traditional telephone service and other services that rely on technologies such as VoIP. For regulatory purposes, legacy telephone services are generally considered to be "common carrier" services. Common carrier services are subject to heightened regulatory oversight with respect to rates, terms and conditions and other aspects of the services. The FCC has not decided the regulatory classification of VoIP but has said VoIP service providers must comply with certain rules, such as 911 capabilities and law enforcement assistance requirements.

State public utility commissions regulate Verizon's telephone operations with respect to certain telecommunications intrastate matters. As of the date this report is being filed, Verizon operates as an "incumbent local exchange carrier" in 31 states and the District of Columbia. These incumbent operations are subject to various levels of state oversight, pricing rules, and requirements to offer service. Verizon also has other wireline operations that are more lightly regulated. Some states, including California, impose reporting requirements and have adopted new network reliability or service quality requirements for wireline voice services, including for VoIP.

Video

Verizon offers a multichannel video service that is regulated like traditional cable service. The FCC has a body of rules that apply to cable operators, and these rules also generally apply to Verizon. In areas where Verizon offers its facilities-based multichannel video services, Verizon has been required to obtain a cable franchise from local government entities, or in some cases a state-wide franchise, and comply with certain one-time and ongoing obligations as a result.

Privacy, Data Protection, and Artificial Intelligence

We are subject to local, state, federal, and international laws and regulations relating to privacy and data protection that impact all parts of our business, including wireline, wireless, broadband and the development and roll out of new products. At the federal level, our business is governed by the FCC or the Federal Trade Commission (FTC), depending on the product or service. The California Consumer Privacy Act, Europe's General Data Protection Regulation and a number of other privacy laws more recently adopted by other states and countries include significant penalties for non-compliance. Generally, governments globally are increasing their focus on privacy and data security requirements and privacy-related legislation, which could have a significant impact on our businesses. Policymakers at the local, state, federal and international levels have begun imposing and continue to consider new laws and regulations on the use of AI, and one state (Colorado) passed comprehensive legislation regulating AI. This is a nascent area of regulatory focus; therefore, it is unclear how such regulation could impact our business.

Public Safety and Cybersecurity

The FCC plays a role in addressing public safety concerns by regulating emergency communications services and mandating widespread availability of both media (broadcast/cable) and wireless emergency alerting services. In addition, federal and state agencies have mandated and may impose additional regulations to ensure continuity of service during disasters. For example, the FCC adopted rules requiring wireless providers to support roaming on each other's networks during disasters, and the California Public Utilities Commission has imposed regulations relating to back-up power for communications facilities. In response to prior cyberattacks and increasing risks from cybersecurity threats, Congress and some states are considering increasing regulation of the cybersecurity practices of providers. The FCC is also addressing the use by American companies of equipment produced by certain companies deemed to cause potential national security risks. Verizon does not use equipment in its networks from vendors currently under such restrictions.

Intercarrier Compensation and Network Access

The FCC regulates some of the rates that carriers pay each other for the exchange of voice traffic (particularly traditional wireline traffic) over different networks and other aspects of interconnection for some voice services. The FCC also regulates some of the rates and terms and conditions for certain wireline "business data services" and other services and network facilities. Verizon is both a seller and a buyer of these services, and both makes and receives interconnection payments.

Human Capital Resources

Verizon has approximately 89,900 employees on a full-time equivalent basis as of December 31, 2025, 89% of whom are based in the U.S. In order to realize our core business strategy, we seek to recruit and retain employees with the skills, experiences and perspectives necessary to meet the needs of the customers and communities we serve.

Verizon strives to be an employer of choice by offering our employees competitive compensation and benefits packages, and provides extensive on-the-job training opportunities, tuition reimbursement programs and career development support to enable our employees to maximize their potential and thrive professionally.

As part of an initiative to reduce costs, pursue greater efficiency and align our investments with our business and strategic priorities, in the fourth quarter of 2025, we announced our plans to reduce our workforce by more than 13,000 positions. Over 80% of the affected employees exited in December 2025. Despite this difficult decision, we continue to focus on attracting and retaining talent, specifically in areas that are critical to realizing our strategy.

Verizon respects our employees' rights to freedom of association and collective bargaining in compliance with applicable laws, including the right to join or not join labor unions. We have a long history of working with the Communications Workers of America and the International Brotherhood of Electrical Workers — the two unions that in total represented approximately 27% of our employees as of December 31, 2025. The collective bargaining agreements covering our union-represented employees who serve customers in our mid-Atlantic and northeast service areas extend through August 1, 2026. Other collective bargaining agreements covering smaller groups of employees, and the collective bargaining agreements covering the union-represented employees who joined us as a result of the Frontier acquisition, extend through various dates in 2026 through 2030. In addition, where applicable outside of the U.S., we engage with employee representative bodies such as works council. Verizon meets with U.S. national and local union leaders, as well as works council leaders outside the U.S., to talk about key business topics, including safety, customer service, plans to improve operational processes, our business performance and the impacts that changing technology and competition are having on our customers, employees and business strategy.

Patents, Trademarks and Licenses

We own or have licenses to various patents, copyrights, trademarks, domain names and other intellectual property rights necessary to conduct our business. We actively pursue the filing and registration of patents, copyrights, trademarks and domain names to protect our intellectual property rights within the United States and abroad.

We periodically receive offers from third parties to purchase or obtain licenses for patents and other intellectual property rights in exchange for royalties or other payments. We also periodically receive notices alleging that our products or services infringe on third-party patents or other intellectual property rights. These claims, whether against us directly or against third-party suppliers of products or services that we sell to our customers, if successful, could require us to pay damages or royalties, rebrand, or cease offering the relevant products or services.

Information About Our Executive Officers

See Part III, Item 10. "Directors, Executive Officers and Corporate Governance" of this Annual Report on Form 10-K for information about our executive officers.

Information on Our Internet Website

We make available, free of charge on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, at https://www.verizon.com/about/investors as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission (SEC). These reports and other information are also available on the SEC's website at https://www.sec.gov. We periodically provide other information for investors on our website, including news and announcements regarding our financial performance, corporate governance information, and details related to our annual meeting of shareholders. We and our executive officers may also use social media platforms to communicate with investors and the public about our business and other matters, and those communications could be deemed to be material. We encourage investors, the media, our customers, business partners and other stakeholders to review the information we post on our website and these channels, in addition to following our press releases, SEC filings, public conference calls and webcasts. Website and social media references in this report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the websites or social media platforms. Therefore, such information should not be considered part of this report.

Cautionary Statement Concerning Forward-Looking Statements

In this report we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words "anticipates," "assumes," "believes," "estimates," "expects," "forecasts," "hopes," "intends," "plans," "targets," "will" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

The following important factors, along with those discussed elsewhere in this report and in other filings with the SEC, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

- the effects of competition in the markets in which we operate, including the inability to successfully respond to competitive factors such as prices, promotional incentives, network performance and quality, and evolving consumer preferences;

- failure to take advantage of, or respond to competitors' use of, developments in technology, including artificial intelligence, and address changes in consumer demand;

- the inability to implement our business strategy;

- adverse conditions in the U.S. and international economies, including inflation and changing interest rates in the markets in which we operate;

- changes to international trade and tariff policies and related economic and other impacts;

- cyberattacks impacting our networks or systems and any resulting financial or reputational impact;

- our ability to implement business transformation initiatives and achieve their anticipated benefits;

- system failures and disruptions to our networks and operations and any resulting business, financial or reputational impact;

- disruption of our key suppliers' or vendors' provisioning of products or services, including as a result of geopolitical factors, public health crises, natural disasters or extreme weather conditions;

- material adverse changes in labor matters and any resulting financial or operational impact;

- damage to our reputation or brands;

- changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks or businesses;

- allegations regarding the release of hazardous materials or pollutants into the environment from our, or our predecessors', network assets and any related government investigations, regulatory developments, litigation, penalties and other liability, remediation and compliance costs, operational impacts or reputational damage;

- significant amount of outstanding debt;

- significant litigation and any resulting material expenses incurred in defending against lawsuits or paying awards or settlements;

- an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing;

- significant increases in benefit plan costs or lower investment returns on plan assets;

- changes in tax laws or regulations, or in their interpretation, or challenges to our tax positions, resulting in additional tax expense or liabilities;

- changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings;

- our ability to return capital to shareholders, including the amount, timing, and effect of share repurchases and dividends; and

- risks associated with mergers, acquisitions, divestitures and other strategic transactions, including our ability to obtain cost savings and other synergies and anticipated benefits of completed transactions within the expected time period or at all.

Item 1A.   Risk Factors

The following discussion of "Risk Factors" identifies factors that may adversely affect our business, operations, financial condition or future performance. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Result of Operations" and the consolidated financial statements and related notes. The following discussion of risks is not all-inclusive but is designed to highlight what we believe are the material factors to consider when evaluating our business and expectations. These factors could cause our future results to differ materially from our historical results and from expectations reflected in forward-looking statements.

Economic and Strategic Risks

We face significant competition that may negatively affect our operating results.

We face significant competition in our industries. The rapid development of new technologies, services and products has eliminated many of the traditional distinctions among wireless, cable, internet and other communication services and brought new competitors to our markets, including other telecommunications companies, cable companies, wireless service providers, satellite providers, and others. While these changes have enabled us to offer new types of products and services, they have also allowed other providers to broaden the scope of their own competitive offerings. If we are unable to successfully differentiate our services and products from our competitors, it could adversely affect our competitive position and market share.

Our competitors commonly offer aggressive pricing, promotions, premium content options and other incentives – in some cases specifically targeting our customers and putting pressure on our pricing and margins. In addition, we expect the wireless industry's customer growth rate to continue to moderate over time in comparison to historical growth rates, leading to increased competition for customers. Our ability to compete effectively will depend on, among other things, the pricing of our products and services and our value proposition, our competitors' promotional strategies, the quality of our customer service, our network reliability, speed, capacity and coverage, our ability to market our products and services effectively, our development of new and enhanced products and services, our capital resources, and the reach and quality of our sales and distribution channels. It will also depend on how successfully we anticipate and respond to various factors affecting our industries, including changes in consumer preferences and demand for existing services, new technologies and business models, such as the increasing use of AI and machine learning technologies, demographic and immigration trends, evolving geopolitical and economic conditions, including inflation, and regulatory changes. If we are not able to respond successfully to these competitive challenges, our results of operations and financial condition could be adversely impacted. In addition, a sustained decline in a reporting unit's revenues and earnings has resulted in the past, and may again result in the future, in a significant negative impact on its fair value requiring us to record an impairment charge, which could have an adverse impact on our results of operations.

If we are not able to take advantage of developments in technology and address changing consumer demand on a timely basis, we may experience a decline in the demand for our services, be unable to implement our business strategy and experience reduced profits.

Our industries are rapidly changing as new technologies are developed that offer consumers an array of choices for their communications needs and allow new entrants into the markets we serve. In order to grow and remain competitive, we will need to adapt to future changes in technology, enhance our existing offerings and introduce new offerings to address our customers' changing demands and differentiate our services and products from our competitors. If we are unable to meet future challenges from competing technologies on a timely basis or at an acceptable cost, we could lose customers to our competitors. We may not be able to accurately predict technological trends or the success of new services in the market. If our new services fail to gain acceptance in the marketplace, or if costs associated with the implementation and introduction of these services materially increase, our ability to retain and attract customers could be adversely affected.

As we introduce new offerings and technologies, we expect to phase out outdated and unprofitable technologies and services. If we are unable to do so on a cost-effective basis, we could experience reduced profits. In addition, there could be legal or regulatory restraints on our ability to phase out current services.

Finally, we are using and intend to further expand the use of AI in our operations, including in the areas of network deployment and maintenance, customer and employee support services, sales, marketing and administrative functions. There are technological, regulatory, ethical and other risks involved in deploying and using AI, particularly generative AI models. These risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation. In addition, there can be no assurance that the usage of AI will meaningfully enhance our products or services or be beneficial to our business, including our efficiency or profitability. Our competitors may incorporate AI into their offerings and operations more quickly or more successfully than we do, which could impair our ability to compete effectively. Our investments in AI and related technologies may not result in the benefits we anticipate or enable us to obtain or maintain a competitive advantage.

Adverse conditions in the U.S. and international economies, changes to international trade and tariff policies and related economic and geopolitical factors could impact our results of operations and financial condition.

Unfavorable economic conditions, such as a recession or economic slowdown in the U.S. or elsewhere, or inflation in the markets in which we operate, could negatively affect the affordability of and demand for some of our products and services and our cost of doing business. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products, electing to use fewer higher margin services, dropping down in price plans or obtaining lower-cost products and services. Similarly, under these conditions, business customers may delay purchasing decisions, or full implementation of our service offerings, reduce their use of our services or choose lower-cost offerings from our competitors. In addition, our business with public sector customers has been and may in the future be negatively affected by a reduction of the federal and state government workforce and other government cost efficiency measures. Adverse economic conditions may lead to an increased number of our consumer and business customers that are unable to continue paying their bills for our services. Unfavorable economic conditions could also amplify other risks discussed in this report, including, but not limited to, those related to our competitive position and margins. Furthermore, our initiatives designed to reduce costs and improve operating efficiencies may be ineffective or insufficient.

During the course of 2025, the U.S. government announced tariffs on goods imported from various countries to the U.S. Countries subject to such tariffs have imposed or may in the future impose reciprocal or retaliatory tariffs and other trade measures. New or increased tariffs and other trade restrictions could adversely affect our cost structure and profitability. Our attempts to mitigate or offset these pressures may not be successful or may have adverse consequences on our business. An escalation of trade tensions, additional tariffs or prolonged uncertainty in trade relationships could also lead to supply chain disruptions or adverse economic impacts, which could adversely affect our results of operations and financial condition.

Operational Risks

Cyberattacks impacting our networks or systems could have an adverse effect on our business.

Cyberattacks, including through the use of ransomware and other forms of malware, distributed denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyberattacks against companies, including Verizon, have increased in frequency, scope and potential harm in recent years. Cyberattacks may be perpetrated by a variety of groups or persons, including nation-state and state-sponsored actors, malicious actors, employees, contractors, or other unrelated third parties. Nation-state and state-sponsored actors can sustain malicious activities for extended periods and deploy significant resources to plan and carry out attacks. For example, in September 2024, we became aware that we were one of several telecommunications companies that were the subject of a cyberattack by a highly sophisticated nation-state actor known as Salt Typhoon. In that case, the threat actor was able to access portions of our network as part of what we determined to be a narrowly focused effort to obtain information about a limited number of individuals primarily involved in government or political activity. While we were able to contain the Salt Typhoon attack, we may be unable to contain or mitigate the impacts of a significant cyberattack in the future.

Cyberattacks may cause equipment failures, loss of information, including sensitive personal information of customers or employees or valuable technical, financial and marketing information. Such attacks may also result in disruptions to our customers' operations or our own business operations, including our ability to operate our networks and systems, activate customers or take payments. Cyberattacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker. The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyberattacks, even for a limited period of time, may result in significant expenses to Verizon, a loss of current or future customers and/or a loss of market share to our competitors. The costs associated with a cyberattack on Verizon could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues from business interruption and the costs of investigations and litigation, including potential damages. Further, certain of Verizon's businesses, such as those offering security solutions and infrastructure and cloud services to business customers, could be negatively affected if our ability to protect our own networks and systems is called into question as a result of a cyberattack. Our presence in the IoT industry, which includes offerings of telematics products and services, could also increase our exposure to potential costs and expenses and reputational harm in the event of cyberattacks impacting these products or services. Any of these occurrences could damage our reputation, adversely impact customer and investor confidence and result in a material adverse effect on Verizon's results of operation or financial condition.

The rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks by increasing the frequency and severity of cyberattacks against us or other companies and by making cyberattacks more difficult to detect, contain or mitigate.

The development and maintenance of systems to prevent and detect cyberattacks is costly and requires ongoing monitoring and updating to address the increasing prevalence and sophistication of cyberattacks. In addition, due to the sophistication of threat actors, an attack may persist for an extended period of time before it is detected, and it may be difficult and time consuming to ascertain the extent of an attack once detected.

While none of the cyberattacks to which we have been subject to date have been material to Verizon's operations or financial condition, there can be no guarantee that we will not experience a material cyberattack in the future. The actions we take to reduce the risks associated with cyberattacks, including protecting our systems and networks, may be insufficient to repel or mitigate the effects of a cyberattack in the future.

Our long-term success depends on our ability to implement business transformation initiatives and achieve their anticipated benefits.

We have been and will be undertaking various business transformation initiatives intended to reduce costs, drive efficiencies, streamline our operations, enhance customer experience, and improve our competitive position. These initiatives require making substantial investments in our strategic areas of focus, integrating rapidly evolving technologies, including AI, and optimizing our business and organizational structure.

We may be unable to achieve the anticipated efficiencies, cost savings and other benefits from our business transformation initiatives. These initiatives involve various execution challenges, may take longer than expected and may result in higher than expected expenses. In addition, the execution of our transformation plans may be negatively affected by various external factors, including competitor actions, the regulatory environment and macroeconomic conditions. If we are unable to implement our transformation initiatives or achieve their anticipated benefits, it could have adverse impact on our business, financial condition and results of operations.

System failures and disruptions to our networks and operations could prevent us from providing reliable service to customers and adversely affect our business.

Our systems, networks and operations are subject to potential disruption or failure due to various factors, including power outages, natural disasters, extreme weather conditions, acts of war, or terrorist or other hostile acts, equipment, services or systems failure and human error. Such events could result in significant damage to our infrastructure and degradation or disruption of service to our customers, as well as significant recovery time and expenditures to resume operations. Our system redundancy may be ineffective or inadequate to sustain our operations through all such events. For example, in early 2026, we experienced an outage resulting in a widespread disruption of service to our customers. We are implementing, and will continue to implement, measures to protect our systems, networks and operations from the impacts of these events in the future, but these measures and our overall disaster recovery planning may not be sufficient for all eventualities. These events could also affect the suppliers that provide us with the equipment and services that we need to operate our business and provide products to our customers. These occurrences could result in lost revenues from business interruption, remediation and other costs, reduced profits, litigation and governmental investigations and damage to our reputation.

We depend on key suppliers and vendors to provide services and equipment that we need to operate our business.

We depend on various key suppliers and vendors to provide us, directly or through other suppliers, with equipment and services, such as fiber, switch and network equipment, smartphones and other wireless devices, customer service support and other services that we need in order to operate our business. For example, our smartphone and other device suppliers often rely on one vendor for the manufacture and supply of critical components, such as chipsets, used in their devices, and there are a limited number of companies capable of supplying the network infrastructure equipment on which we depend.

Our suppliers or vendors could fail to provide equipment or service on a timely basis, or fail to meet our performance expectations, for a number of reasons, including, for example, disruption to the global supply chain as a result of geopolitical factors, public health crises, natural disasters, extreme weather conditions, or changes in tariffs and other trade restrictions. If such failures occur, we may be unable to provide products and services as and when requested by our customers, or we may be unable to continue to maintain or upgrade our networks. Due to the cost and time lag that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.

A significant number of our suppliers and vendors are located or rely on operations outside of the U.S., which carries additional risks and regulatory obligations, including those related to cybersecurity, data privacy and compliance. Certain business practices in foreign countries may not align with U.S. laws and regulations. In addition, international operations increase our exposure to other risks, such as economic and geopolitical instability, fluctuations in exchange rates, and labor-related risks.

The suppliers and vendors on which we rely are and may in the future be subject to litigation with respect to technology on which we depend, including litigation involving claims of patent infringement. Such claims are frequently made in the communications industry. We are unable to predict whether our business will be affected by any such litigation. We expect our dependence on key suppliers to continue as we develop and introduce more advanced generations of technology.

A significant portion of our workforce is represented by labor unions, and we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

As of December 31, 2025, approximately 27% of our workforce is represented by the Communications Workers of America or the International Brotherhood of Electrical Workers. With subsequent negotiations we could incur additional costs and/or experience work stoppages, which could adversely affect our business operations. In addition, while a small percentage of the workforce outside of our traditional wireline operations is represented by unions for bargaining, we cannot predict what impact increased union density in this workforce could have on our operations.

Damage to our reputation or brands could adversely affect our business.

We believe that our reputation and brands significantly contribute to the success of our business and our relationships with our customers, employees and other stakeholders.

Our reputation and brands could be negatively affected by a number of factors, including actual or alleged quality or reliability issues related to our network services and products; cybersecurity incidents and data breaches; allegations of legal noncompliance; litigation or regulatory activity; incidents involving unethical behavior or misconduct; material weaknesses in our internal controls over financial reporting; safety, human rights, workplace or labor issues; environmental incidents or impacts; allegations related to the safety of our products, services and equipment; governance issues; our actual or perceived position or lack of position on social, political, environmental and other sensitive matters; the conduct of our employees, representatives or partners; activists' campaigns; negative sentiment about us shared over social media or the press; and other issues, incidents, or statements that, whether based on actual or perceived circumstances, result in adverse publicity. In addition, changes to the content standards of social media platforms could impact our marketing and advertising initiatives on such platforms and increase risks related to our brand.

Damage to our reputation and brands could undermine our customers' confidence in us and reduce demand for our products and services, which could result in decreased revenue and adversely affect our business and financial results. If our reputation or brands are damaged, it could also attract regulatory scrutiny, increase litigation risks, affect our ability to attract and retain top talent, and reduce investor confidence in us.

Regulatory and Legal Risks

Changes in the regulatory framework under which we operate could adversely affect our business prospects or results of operations.

The FCC and other federal, state and local agencies regulate our domestic operations, and various foreign governments and international bodies regulate our international operations. These regulatory regimes adopt regulations from time to time that restrict our ability to operate and provide products or services. These regulators also conduct regulatory proceedings and conduct enforcement inquiries that may affect our business. It is impossible to predict the outcome of these pending federal and state regulatory proceedings, or the appeals to federal or state courts of these regulatory rulings. Without relief, existing laws and regulations may prevent us from expanding our business and introducing new products and services. We also must maintain licenses for our operations. Similarly, we cannot guarantee that we will be successful in obtaining the licenses needed to carry out our business plan or in maintaining our existing licenses. For example, the FCC grants wireless licenses for terms generally lasting 10 years, subject to renewal. The loss of, or a material limitation on, certain of our licenses could have a material adverse effect on our business, results of operations and financial condition.

New laws, regulations, executive orders or court decisions, or changes to the existing regulatory framework or enforcement priorities at the federal, state and local or international level, such as those described below, could restrict the ways in which we manage our wireline and wireless networks and operate our businesses. They may also impose additional costs, diminish revenue opportunities, and potentially impede our ability to provide services attractive to our customers.

- *Privacy and data protection* – We are subject to local, state, federal and international laws and regulations related to privacy and data protection. In particular, the California Consumer Privacy Act, Europe's General Data Protection Regulation and a number of other privacy laws more recently adopted by other states and countries include significant penalties for non-compliance. Generally, governments globally are increasing their focus on privacy and data security requirements and privacy-related legislation, which could have a significant impact on our businesses. We may also be subject to increased risks associated with complying with law enforcement demands in ways that are inconsistent with our customers' expectations of privacy.

- *Regulation of broadband internet access services* – Verizon offers many different broadband services. At the federal level, these broadband services are subject to light-touch regulation by the FCC. At the state level, several states have adopted or are considering adopting laws or executive orders that would regulate our broadband services, including rules requiring discounted broadband pricing for low income customers and service quality requirements.

- *"Open access"* – We hold certain wireless licenses that require us to comply with so-called "open access" FCC regulations, which require licensees of particular spectrum to allow customers to use devices and applications of their choice, however the FCC recently waived one aspect of these rules related to device locking.

- *Conflicting federal, state and international regulations* – Certain services could be subject to conflicting regulation by the FCC and/or various federal, state, local and international authorities, which could significantly increase the cost of operating our business or implementing and introducing new services.

These developments and the further regulation of broadband, wireless, and our other activities and any related court decisions could result in significant increases in costs for us or restrict our ability to compete in the marketplace and limit the return we can expect to achieve on past and future investments in our networks.

Our business may be impacted by changes in tax laws and regulations, or their interpretations, and challenges to our tax positions.

Tax laws and regulations are complex, dynamic, and subject to change and varying interpretations, especially when evaluated against new technologies and telecommunications services. In addition, tax legislation has been introduced or is being considered in various jurisdictions that could significantly impact our tax rate, tax liabilities, and the carrying value of deferred tax assets or deferred tax liabilities. Any of these changes could materially impact our financial performance and our tax provision, net income and cash flows.

We are also subject to ongoing audits, examinations and other tax controversies in various jurisdictions. Although we regularly assess the likelihood of an adverse outcome resulting from these controversies to determine the adequacy of provisions for taxes, the final outcome of any such controversy may be materially different from our expectations. In the event that we have not accurately or fully described, disclosed or determined, calculated or remitted amounts that were due to taxing authorities or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, we could be subject to additional taxes, penalties and interest, which could materially impact our business, financial condition and operating results.

We are subject to a substantial amount of litigation, which could require us to pay significant damages or settlements.

We are subject to a substantial amount of litigation and claims in arbitration, including, but not limited to, shareholder lawsuits, patent and copyright infringement lawsuits, wage and hour class actions, contract and commercial claims, personal injury claims, property claims, environmental claims, and lawsuits relating to our advertising, sales, billing and collection practices. We may incur significant expenses in defending these lawsuits. In addition, we may be required to pay significant awards of damages or settlements. We also could be subject to court-ordered injunctions and other remedies that could negatively impact our business operations. Our wireless business is also subject to lawsuits relating to alleged adverse health effects of wireless phones and radio frequency transmitters. Any of these allegations or changes in government agencies' assessment of the risks associated with using wireless devices could result in significant legal and regulatory liability and other remedies, and could have a material adverse effect on our business, financial condition and operating results.

Allegations related to lead sheathed copper cables in our copper network infrastructure could expose us to regulatory scrutiny, litigation, penalties, removal and compliance costs, operational impact or reputational damage.

There have been media reports alleging that certain lead sheathed copper cables that are part of our copper-based network infrastructure may present health or environmental risks in areas where those facilities are deployed. These allegations have resulted in government investigations, regulatory inquiries and litigation, and could further result in legislative or regulatory actions, penalties and other liability, remediation and compliance costs or negative operational impacts. Additional legal proceedings and other contingencies may arise in the future. Our insurance policies may not cover or may not be sufficient to fully cover the costs of these claims. Accordingly, we may incur substantial expenses as a result of these allegations, which cannot be reasonably estimated at this time but could be material.

In addition, negative assertions about the health or environmental impact of our lead sheathed cables may harm our reputation, which could adversely affect our business and our relationship with various stakeholders, even if such allegations ultimately prove to be inaccurate.

Financial Risks

Verizon has a significant amount of debt, which could increase further if we incur additional debt in the future and do not retire existing debt.

As of December 31, 2025, Verizon had approximately $131.1 billion of outstanding unsecured indebtedness, $12.0 billion of unused borrowing capacity under our existing revolving credit facility and $27.1 billion of outstanding secured indebtedness. Our debt level and related debt service obligations could have negative consequences, including:

- requiring us to dedicate significant cash flow from operations to the payment of principal, interest and other amounts payable on our debt, which would reduce the funds we have available for other purposes, such as working capital, capital expenditures, dividend payments, share repurchases and acquisitions;

- making it more difficult or expensive for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements, debt refinancing, acquisitions or other purposes;

- reducing our flexibility in planning for or reacting to changes in our industries and market conditions;

- making us more vulnerable in the event of a downturn in our business; and

- exposing us to increased interest rate risk to the extent that (i) our debt obligations are subject to variable interest rates or (ii) we need to refinance existing debt that bears interest at a rate lower than current market rates.

Our initiatives aimed at reducing our indebtedness and achieving or maintaining any target leverage ratio may be unsuccessful due to macroeconomic, business and other factors.

Adverse changes in the financial markets and other factors could increase our borrowing costs and reduce the availability of financing.

We require a significant amount of capital to operate and grow our business. We fund our capital needs in part through borrowings in the public and private credit markets. Adverse changes in the financial markets, including increases in interest rates or changes in exchange rates, could increase our cost of borrowing, require us to post a significant amount of collateral, and/or make it more difficult for us to obtain financing for our operations or refinance existing indebtedness. In addition, our ability to obtain funding under asset-backed debt transactions is subject to our ability to continue to originate a sufficient amount of assets eligible to be securitized. Our borrowing costs also can be affected by short- and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on our performance as measured by customary credit metrics. A decrease in these ratings could increase our cost of borrowing and/or make it more difficult for us to obtain financing. A severe disruption in the global financial markets could impact some of the financial institutions with which we do business, and such instability could also affect our access to financing.

Increases in costs for pension benefits and active and retiree healthcare benefits may reduce our profitability and increase our funding commitments.

With approximately 89,900 employees and approximately 179,400 retirees as of December 31, 2025 eligible to participate in Verizon's benefit plans, the costs of pension benefits and active and retiree healthcare benefits have a significant impact on our profitability. Our costs of maintaining these plans, and the future funding requirements for these plans, are affected by several factors, including increases in healthcare costs, decreases in investment returns on funds held by our pension and other benefit plan trusts and changes in the discount rate and mortality assumptions used to calculate pension and other postretirement expenses. If we are unable to limit future increases in the costs of our benefit plans, those costs could reduce our profitability and increase our funding commitments.

There can be no assurance that our current or future share repurchase programs will be fully consummated or that we will continue to increase our dividend.

In January 2026, we announced that we believed that our strategic plans would provide us with the capacity to return approximately $55 billion to our shareholders, in the form of dividend payments and share repurchases, through the end of 2028. At that time, the Board of Directors of the Company authorized a share repurchase program of up to $25 billion, as well as a dividend increase, and we stated that we expected to repurchase at least $3 billion of our common stock during 2026. We cannot guarantee that our intended share repurchase program will be fully consummated or that it will enhance long-term stockholder value.

Our share repurchase program does not obligate us to acquire any particular amount of common stock. The amount, timing, and frequency of repurchases will depend on prevailing stock prices, general economic and market conditions and various other factors, and may vary from our stated expectations. Share repurchases, if any, may be discontinued, suspended, or delayed at any time at our discretion.

Although historically we have announced regular cash dividends and annually increased our dividend, future dividend increases and payments are subject to declaration by the Company's Board of Directors and could vary from our historical practices and stated expectations.

Additionally, share repurchases and changes to dividend practices could affect the trading price of our stock and increase volatility. Any future share repurchases or dividend payments will reduce our cash reserves, which may impact our ability to finance future growth and pursue strategic opportunities.

We are subject to risks associated with mergers, acquisitions, divestitures and other strategic transactions.

From time to time, we pursue mergers, acquisitions, joint ventures, assets transfers and other strategic transactions that we believe may expand our business or are consistent with our strategy. We may also occasionally divest assets and businesses. Any such transaction entails certain risks and could present financial, managerial and operational challenges. If we are unable to consummate planned strategic transactions and successfully integrate acquired businesses into our existing operations, or if we are not able to achieve cost savings, synergies and other anticipated benefits of any such transaction, our business could be negatively affected. Divestitures may result in asset impairment and disposition charges, and loss of income from divested assets and businesses, or require continued financial involvement in the divested business for a period following the transaction, including through indemnification arrangements. In addition, strategic transactions may involve significant expenses, require additional financing or expose us to liabilities not discovered in the due diligence process or as a result of transaction-related litigation. These and other risks related to our mergers, acquisitions, divestitures and other strategic transactions, including our recently completed acquisition of Frontier, may have an adverse effect on our business, financial condition, and operating results.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity Program

Verizon's comprehensive cybersecurity program is designed to identify and protect against cybersecurity risks and to position Verizon to rapidly detect, respond to, and recover from cybersecurity incidents that impact our company. The program is built on the following pillars:

- *NIST Cybersecurity Framework* **-** Our program is aligned to the National Institute of Standards and Technology's (NIST) Cybersecurity Framework, which outlines the core components and responsibilities necessary to sustain a healthy and well-balanced cybersecurity program.

- *Risk identification* **-** We continually assess the cybersecurity threat and vulnerability landscape using various commercial, government and publicly available information sources.

- *Risk detection* - We use both manual and automated detection methods on a scheduled and ad-hoc basis to identify vulnerabilities within, and threats to, our operations and network infrastructure.

- *Risk evaluation* - Once a cybersecurity vulnerability is detected, we assign a threat severity classification based on the risk profile associated with the vulnerability.

- *Remediation* - Verizon's information security team reports all cybersecurity vulnerabilities and their associated threat classification to the appropriate business team for remediation. Deadlines for remediation are set based on the severity of the threat and closely tracked in a central system of record. In the instances when a remediation deadline cannot be met, the information security team and the business team work together to deploy appropriate mitigating or compensating controls until the remediation work is complete.

- *Metrics and analysis* - We track the performance of our cybersecurity program by collecting, retaining and analyzing a broad range of data related to our threat identification, detection and response activity. We use this data to assess threat trends, for strategic planning purposes and to enhance management accountability for cybersecurity.

Our processes for assessing, identifying, and managing cybersecurity risks include tabletop exercises to test and reinforce our incident response controls, control gap analyses, penetration tests, data recovery testing, internal and external security assessments, and threat intelligence monitoring. We also conduct annual cybersecurity and data privacy training, which is mandatory for all our full- and part-time employees.

In addition to our in-house cybersecurity capabilities, we also engage assessors, consultants and other third parties to assist with various cybersecurity matters. For example, Verizon periodically validates enterprise cybersecurity maturity through a third-party maturity assessment. This assessment measures Verizon's ability to identify, prevent, detect, respond to, and recover from threats to systems, assets and data. The results of the assessment serve as the baseline for enterprise cybersecurity across the company. In addition to this baseline, certain subsets of our technology environment are subject to incremental cybersecurity certification and periodic third party validation under applicable regulatory or contractual requirements.

Verizon has a comprehensive enterprise cybersecurity incident response plan, which is activated in the event of a cybersecurity incident. The plan is a detailed playbook that specifies how Verizon classifies, responds to, and recovers from cybersecurity incidents and includes notification procedures that vary depending on the significance of the incident. When warranted by the severity of the incident, our Chief Executive Officer (CEO) and other senior executives are part of the notification chain.

Integrated Cybersecurity Risk Management

Verizon's Senior Vice President and Chief Information Security Officer (CISO) has responsibility for the management of cybersecurity risks at Verizon. The CISO and her team are responsible for Verizon's information security strategy, policy, standards, architecture and processes.

The CISO brings nearly two decades of cybersecurity experience to her work at Verizon. Prior to joining Verizon, she held executive-level cybersecurity roles at other large public companies, where she was responsible for cybersecurity strategy and operations, including incident response, threat intelligence, security services, architecture, commercial operational technology security, and regulatory and compliance matters.

Verizon effectuates cybersecurity management by providing for close cooperation among the CISO's team and other teams within the company, as well as by integrating cybersecurity risk into Verizon's overall enterprise risk management structures and processes. Our business units and certain functional groups have a Business Information Security Officer, who is an integral member of that unit or group, but reports to the CISO. This structure provides the CISO with line of sight across the enterprise. The CISO and members of her leadership team also meet regularly with business unit senior leaders, including the CEO and the Chief Financial Officer (CFO), to discuss business priorities, emerging threats and trends, and the performance of the cybersecurity program.

The Verizon Executive Security Council (VESC) is the governing body for Verizon's cybersecurity program. The VESC is chaired by the CISO. The principal members are the key business, technology, network, legal, finance, audit, and compliance leaders from the business units and corporate functions. The VESC provides oversight of all aspects of Verizon's cybersecurity program and, at regular intervals throughout the year, evaluates key cybersecurity metrics as well as planned and ongoing initiatives to reduce cybersecurity risks.

Verizon's Risk Committee, which includes our CFO, Senior Vice President of Internal Audit and other senior executives, is responsible for overseeing components of our overall risk management strategy. The Risk Committee receives periodic updates from the CISO on Verizon's cybersecurity program.

Verizon also operates a robust internal audit program. Each year, Verizon's internal audit team conducts an overall business risk assessment, which includes an evaluation of cybersecurity risks. The results of the assessment are presented to the leaders of the relevant business teams, who are responsible for prioritizing and addressing the risks identified.

Board Oversight of Cybersecurity Risk

The Audit Committee of the Board of Directors (Board) has primary responsibility for overseeing Verizon's risk management and compliance programs relating to cybersecurity, data security and data privacy.

As part of the Board's oversight of risks from cybersecurity threats, the CISO leads an annual review and discussion with the full Board dedicated to Verizon's cybersecurity risks, threats and protections. The CISO provides a mid-year update to this annual review to the Audit Committee and, as warranted, additional updates throughout the year. The Audit Committee also receives a report from senior management on Verizon's cybersecurity posture and related matters at each of its other meetings during the year at which the CISO is not present.

Third Party Risk Management

We have implemented processes to identify and manage risks from cybersecurity threats associated with our use of third-party service providers. The Verizon Third Party Risk Management Program establishes governance, processes and tools for managing various supplier-related risks, including information security. As a condition of working with Verizon, suppliers who access sensitive business or customer information are expected to meet certain information security requirements.

Risks from Cybersecurity Threats

We are subject to increasing and evolving cybersecurity threats as cyberattacks against companies, including Verizon, have increased in frequency, scope and potential harm in recent years. While none of the cyberattacks to which we have been subject to date have been material to Verizon's operations or financial condition, there can be no guarantee that we will not experience a material cyberattack in the future. For more information on the risks from cybersecurity threats that we face, refer to "Risk Factors — Operational Risks — Cyberattacks impacting our networks or systems could have an adverse effect on our business" in Part I, Item 1A of this Annual Report on Form 10-K.

Item 2.   Properties

Our principal properties do not lend themselves to simple description by character and location. Our total gross investment in property, plant and equipment was approximately $338 billion at December 31, 2025 and $331 billion at December 31, 2024, including the effect of retirements, but before deducting accumulated depreciation. Our gross investment in property, plant and equipment consisted of the following:

At December 31,	2025	2024
Network equipment	78.9%	78.3%
Land, buildings and building equipment	12.3%	12.0%
Furniture and other	8.8%	9.7%
	100.0%	100.0%

Network equipment consists primarily of cable (aerial, buried, underground or undersea) and the related support structures of conduit, poles and towers, wireless plant, switching equipment, network software, transmission equipment and related facilities. Land, buildings and building equipment consists of land and land improvements, central office buildings or any other buildings that house network equipment, and buildings that are used for administrative and other purposes. Substantially all the switching centers are located on land and in buildings we own due to their critical role in the networks and high set-up and relocation costs. We also maintain facilities throughout the U.S. comprised of administrative and sales offices, customer care centers, retail sales locations, garage work centers, switching centers, cell sites and data centers. Furniture and other consists of telephone equipment, furniture, data processing equipment, office equipment, motor vehicles, construction in process, and leasehold improvements.

Item 3.   Legal Proceedings

In the ordinary course of business, Verizon is involved in various litigation and regulatory proceedings at the state and federal level. As of the date of this report, we do not believe that any pending legal proceedings to which we or our subsidiaries are subject are required to be disclosed as material legal proceedings pursuant to this item. We apply a threshold of $1.0 million for purposes of disclosing administrative and judicial environmental proceedings involving a governmental authority, if any, pursuant to Item 103(c)(3)(iii) of Regulation S-K. For a discussion of our litigation risks, refer to Item 1A Risk Factors.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market for trading in the common stock of the Company is the New York Stock Exchange under the symbol "VZ."

As of December 31, 2025, there were 374,977 shareholders of record. In addition, a significant number of holders of the Company's common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions.

Stock Repurchases

On January 30, 2026, the Board of Directors of the Company authorized a share repurchase program for up to $25 billion of our common stock. The program will terminate when the aggregate consideration paid to purchase shares of our common stock reaches $25 billion, exclusive of any fees, commissions or other expenses, or a new share repurchase plan superseding the current plan is authorized, whichever is sooner. Under the program, shares may be repurchased in privately negotiated transactions, on the open market, or otherwise, including through plans complying with Rule 10b5-1 or Rule 10b-18 under the Exchange Act. The timing and number of shares purchased under the program, if any, will depend on prevailing stock prices, general economic and market conditions, and other considerations. The share repurchase program does not obligate us to acquire any particular amount of common stock, and the program may be suspended or discontinued at any time at our discretion.

During the years ended December 31, 2025 and 2024, Verizon did not repurchase any shares of the Company's common stock under our share buyback program which was authorized by the Board in February 2020. At December 31, 2025, the maximum number of shares that could be purchased by or on behalf of Verizon under our share buyback program was 100 million. The share buyback program authorized by the Board in February 2020 terminated upon the authorization of the new share repurchase program on January 30, 2026.

Stock Performance Graph



Comparison of Five-Year Total Return Among Verizon, S&P 500 and S&P 500 Communication Services Index

	2020	2021	2022	2023	2024	2025
Verizon	$ 100.0	$ 99.9	$ 92.4	$ 73.9	$ 75.9	$ 93.6
S&P 500	100.0	118.4	152.3	124.7	157.5	196.0
S&P 500 Communication Services	100.0	123.6	150.3	90.3	140.8	213.3

The graph compares the cumulative total returns of Verizon, the S&P 500 Stock Index and the S&P 500 Communication Services Index over a five-year period. It assumes $100 was invested on December 31, 2020 with dividends being reinvested.

Item 6.   [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Verizon Communications Inc. is a holding company that, acting through its subsidiaries, is one of the world's leading providers of communications, technology, information and streaming products and services to consumers, businesses and government entities. With a presence around the world, we offer data, video and voice services and solutions on our networks and platforms that are designed to meet customers' demand for mobility, reliable network connectivity and security. To compete effectively in today's dynamic marketplace, we are focused on delivering what customers want and need in the digital world by offering innovative products and services, delivering excellent customer experience, and leveraging the capabilities of our high-performing networks.

Highlights of Our 2025 Financial Results

(dollars in millions)





Operating Revenues
$138,191
$134,788
2025
2024
Operating Income
$29,259
$28,686
2025
2024
Net Income
$17,608
$17,949
2025
2024
Cash Flows from Operations
$37,137
$36,912
2025
2024
Capital Expenditures
$17,011
$17,090
2025
2024

Business Overview

We have two reportable segments that we operate and manage as strategic business units - Consumer and Business.

Revenue by Segment



_____
 Note: Excludes eliminations.

Verizon Consumer Group

Our Consumer segment provides consumer-focused wireless and wireline communications services and products. Our wireless services are provided across one of the most extensive wireless networks in the U.S. under the Verizon family of brands and through wholesale and other arrangements. As of the date this report is being filed, our wireline services are provided in 31 U.S. states and Washington D.C. over our 100% fiber-optic network through our fiber product portfolio, as well as over a traditional copper-based network. We also provide FWA broadband through our 5G or 4G LTE networks as an alternative to traditional landline internet access.

Customers can obtain our wireless services on a postpaid or prepaid basis. Our postpaid service is generally billed one month in advance for a monthly access charge in return for access to and usage of network services. Our prepaid service is offered only to Consumer customers and enables individuals to obtain wireless services without credit verification by paying for all services in advance. The Consumer segment also offers several categories of wireless equipment to customers, including a variety of smartphones and other handsets, wireless-enabled internet devices, such as tablets, and other wireless-enabled connected devices, such as smart watches.

In addition to wireless services and equipment for retail customers, the Consumer segment sells residential fixed connectivity solutions, including internet, video and voice services, and wireless network access to resellers on a wholesale basis.

The Consumer segment's operating revenues for the year ended December 31, 2025 totaled $106.8 billion, an increase of $3.9 billion, or 3.8%, compared to the year ended December 31, 2024. See "Segment Results of Operations" for additional information regarding our Consumer segment's operating performance and selected operating statistics.

Verizon Business Group

Our Business segment provides wireless and wireline communications services and products, including mobility communication services, FWA and wireline broadband, IoT connectivity solutions, advanced communication services, corporate networking solutions, local and long distance voice services, and security and managed network services. We provide these products and services to businesses, public sector customers and wireless and wireline carriers across the U.S. and a subset of these products and services to customers around the world.

The Business segment's operating revenues for the year ended December 31, 2025 totaled $29.1 billion, a decrease of $462 million, or 1.6%, compared to the year ended December 31, 2024. See "Segment Results of Operations" for additional information regarding our Business segment's operating performance and selected operating statistics.

Corporate and Other

Corporate and other primarily includes device insurance programs, investments in unconsolidated businesses and development stage businesses that support our strategic initiatives, as well as unallocated corporate expenses, certain pension and other employee benefit related costs and interest and financing expenses. Corporate and other also includes the historical results of divested businesses and other adjustments and gains and losses that are not allocated or used in assessing segment performance due to their nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses from these transactions that are not individually significant are included in segment results and therefore are included in the chief operating decision maker's assessment of segment performance. See "Consolidated Results of Operations" for additional information regarding Corporate and other results.

Capital Expenditures and Investments

Our strategy requires significant capital investments primarily to acquire wireless spectrum, put the spectrum into service, provide additional capacity for growth in our networks, invest in fiber, evolve and maintain our networks and develop and maintain significant advanced information technology systems and data system capabilities. During the year ended December 31, 2025, these investments included $17.0 billion for capital expenditures. See "Cash Flows Used in Investing Activities" and "Liquidity and Capital Resources" for additional information.

Global Networks and Technology

We design, build and operate networks to provide connectivity and related services meeting the needs of our diverse customers: consumers, businesses, government organizations, first responders, and educational institutions.

We have a portfolio of spectrum holdings, including C-Band and millimeter wave spectrum, and are constantly transforming our networks by leveraging innovation and new technologies to deliver improved network performance and efficiency. Our networks leverage advanced technologies, including 5G wireless, fiber-based transport, cloud infrastructures, AI and automation, private networks and IP routing solutions. We are using the benefits of cloud computing and storage to virtualize aspects of our network infrastructure. We are densifying our networks by utilizing macro and small cell technology, in-building solutions and distributed antenna systems to increase coverage, improve quality of service and add capacity to accommodate an increasing number of users.

Recent Developments

Frontier

On January 20, 2026, we completed the acquisition of Frontier, a U.S. provider of broadband internet and other communication services. This transaction expanded our fiber broadband footprint to 31 U.S. states and Washington D.C., and provides opportunities for future growth.

Starry

On January 30, 2026, we completed the acquisition of Starry, a fixed wireless broadband provider serving multi-dwelling units in five markets across the U.S. This transaction is expected to provide additional FWA capabilities and enhance our ability to deliver high-speed internet to multi-dwelling units and urban communities.

Consolidated Results of Operations

In this section, we discuss our overall results of operations and highlight special items that are not included in our segment results. In "Segment Results of Operations," we review the performance of our two reportable segments in more detail.

During the first quarter of 2025, Verizon reclassified recurring device protection and insurance related plan revenues from Other revenue into Wireless service revenue. In addition, beginning in the first quarter of 2025, Verizon no longer counts the impacts of the second number offering in calculating certain phone metrics, including wireless retail postpaid phone net additions and wireless retail postpaid phone churn. We have reclassified certain prior year amounts to conform to the current year presentation.

A discussion of the 2023 results of the Consumer and Business segments affected by these changes and related year-over-year comparisons between 2024 and 2023 have been included in "Segment Results of Operations" below. A discussion of the 2023 items and year-over-year comparisons between 2024 and 2023 for all other items that are not included in this Annual Report can be found in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024.

Consolidated Operating Revenues

			(dollars in millions)	
Years Ended December 31,	2025	2024	Increase/(Decrease)	
Consumer	$ 106,807	$ 102,904	$ 3,903	3.8 %
Business	29,069	29,531	(462)	(1.6)
Corporate and other	2,642	2,609	33	1.3
Eliminations	(327)	(256)	(71)	27.7
Consolidated Operating Revenues	$ 138,191	$ 134,788	$ 3,403	2.5

Consolidated operating revenues increased during 2025 compared to 2024 primarily due to revenue increases in our Consumer segment, partially offset by revenue decreases in our Business segment.

Revenues for our segments are discussed separately below under the heading "Segment Results of Operations."

Consolidated Operating Expenses

			(dollars in millions)	
Years Ended December 31,	**2025**	2024	**Increase/(Decrease)**	
Cost of services	$ **27,789**	$ 27,997	$ (208)	(0.7)%
Cost of wireless equipment	**28,976**	26,100	2,876	11.0
Selling, general and administrative expense	**33,818**	34,113	(295)	(0.9)
Depreciation and amortization expense	**18,349**	17,892	457	2.6
Consolidated Operating Expenses	$ **108,932**	$ 106,102	$ 2,830	2.7

Operating expenses for our segments are discussed separately below under the heading "Segment Results of Operations."

Cost of Services

Cost of services includes the following costs directly attributable to a service: salaries and wages, benefits, materials and supplies, content costs, contracted services, network access and transport costs, customer provisioning costs, computer systems support and costs to support our outsourcing contracts and technical facilities. Aggregate customer service costs, which include billing and service provisioning, are allocated between Cost of services and Selling, general and administrative expense.

Cost of services decreased during 2025 compared to 2024 primarily as a result of:
- a decrease of $222 million in personnel costs due to prior year workforce reductions;
- a decrease of $169 million in access costs primarily related to changes in pricing and circuit usage;
- a decrease of $105 million related to device protection offerings;
- a decrease of $91 million in other direct costs primarily related to legacy wireline products and services;
- an increase of $198 million in regulatory fees primarily related to growth in our Federal Universal Service Fund (FUSF) assessable revenue base in addition to a higher net rate; and
- an increase of $145 million in rent and lease expense primarily related to the tower transaction with Vertical Bridge REIT, LLC (Vertical Bridge) along with new leases and lease modifications related to the continued deployment of the C-Band spectrum.

Cost of Wireless Equipment

Cost of wireless equipment increased during 2025 compared to 2024 primarily due to:
- an increase of $1.7 billion driven by a higher volume of wireless devices sold primarily related to an increase of 12% in upgrades; and
- an increase of $1.2 billion due to a shift to higher priced equipment in the mix of wireless devices sold.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries and wages and benefits not directly attributable to a service or product, the provision for credit losses, taxes other than income taxes, advertising and sales commission costs, call center and information technology costs, regulatory fees, professional service fees, rent and utilities for administrative space and device insurance program costs. Also included is a portion of the aggregate customer care costs as discussed above in "Cost of Services."

Selling, general and administrative expense decreased during 2025 compared to 2024 primarily as a result of:
- a decrease of $241 million related to lower costs for device insurance programs primarily due to a decrease in claims;
- a decrease of $150 million in advertising costs;
- a decrease of $115 million in personnel costs primarily related to the impact of prior year workforce reductions partially offset by an increase in sales commission expense due to higher volumes; and
- an increase of $193 million related to an increase in asset and business rationalization charges in 2025 compared to 2024.

See "Special Items" for additional information on the asset and business rationalization charges.

Depreciation and Amortization Expense

Depreciation and amortization expense increased during 2025 compared to 2024, primarily due to the change in the mix of net depreciable and amortizable assets and the continued deployment of C-Band network assets.

Other Consolidated Results

Other Income (Expense), Net

Additional information relating to Other income (expense), net is as follows:

Years Ended December 31,	2025		2024		Increase/(Decrease)	(dollars in millions)
Interest income	$	329	$	336	$ (7)	(2.1)%
Other components of net periodic benefit income (cost)		(827)		300	(1,127)	nm
Net debt extinguishment gains		368		385	(17)	(4.4)
Other, net		237		(26)	263	nm
Other Income (Expense), Net	$	107	$	995	$ (888)	(89.2)

nm - not meaningful

Other income (expense), net reflects certain items not directly related to our core operations, including interest income, debt extinguishment gains, components of net periodic pension and postretirement benefit income and cost and certain foreign exchange gains and losses.

Other income (expense), net decreased during 2025 compared to 2024 primarily due to a net pension and postretirement benefits remeasurement loss of $453 million recorded during 2025, compared with a gain of $657 million recorded during 2024. The decrease was partially offset by an increase resulting from fair market value adjustments on certain investments.

See Note 11 to the consolidated financial statements for more information on the other components of net periodic benefit income (cost).

Interest Expense

Years Ended December 31,	2025		2024		Increase/(Decrease)	(dollars in millions)
Total interest costs on debt balances	$	7,434	$	7,612	$ (178)	(2.3)%
Less capitalized interest costs		740		963	(223)	(23.2)
Interest Expense	$	6,694	$	6,649	$ 45	0.7
Average debt outstanding[1][3]	$147,406		$150,361			
Effective interest rate[2][3]	5.0 %		5.1 %			

[1] The average debt outstanding is a financial measure and is calculated by applying a simple average of prior thirteen-month end balances of total short-term and long-term debt, net of discounts, premiums and unamortized debt issuance costs.

[2] The effective interest rate is the rate of actual interest incurred on debt. It is calculated by dividing the annualized total interest costs on debt balances by the average debt outstanding.

[3] We believe that this measure is useful to management, investors and other users of our financial information in evaluating our debt financing cost and trends in our debt leverage management.

Total interest expense increased during 2025 compared to 2024 primarily as a result of a decrease in capitalized interest due to additional C-Band spectrum licenses being placed into service, partially offset by a decrease in interest costs due to lower average debt balances and a lower interest rate.

Provision for Income Taxes

Years Ended December 31,	2025		2024		Increase	(dollars in millions)
Provision for income taxes	$	5,064	$	5,030	$ 34	0.7 %
Effective income tax rate	22.3 %		21.9 %			

The effective income tax rate is calculated by dividing the provision for income taxes by income before the provision for income taxes. The increase in the effective income tax rate and provision for income taxes was primarily due to higher tax benefits resulting from the favorable resolution of various income tax matters and a reduction in deferred income taxes due to changes in state apportionment during the prior period.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 12 to the consolidated financial statements.

Consolidated Net Income, Consolidated EBITDA and Consolidated Adjusted EBITDA

Consolidated earnings before interest, taxes, depreciation and amortization expense (Consolidated EBITDA) and Consolidated Adjusted EBITDA, which are presented below, are non-GAAP financial measures that we believe are useful to management, investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to Verizon's competitors. Consolidated EBITDA is calculated by adding back interest, taxes, depreciation and amortization expense to net income.

Consolidated Adjusted EBITDA is calculated by excluding from Consolidated EBITDA the effect of the following non-operational items: equity in earnings and losses of unconsolidated businesses and other income and expense, net, as well as the effect of certain special items. We believe that this measure is useful to management, investors and other users of our financial information in evaluating the effectiveness of our operations and underlying business trends. We believe that Consolidated Adjusted EBITDA is widely used by investors to compare a company's operating performance to its competitors by minimizing impacts caused by differences in capital structure, taxes, and depreciation and amortization policies. Further, the exclusion of non-operational items and special items enables comparability to prior period performance and trend analysis. See "Special Items" for additional information.

It is management's intent to provide non-GAAP financial information to enhance the understanding of Verizon's GAAP financial information, and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Each non-GAAP financial measure is presented along with the corresponding GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. We believe that providing these non-GAAP measures in addition to the GAAP measures allows management, investors and other users of our financial information to more fully and accurately assess both consolidated and segment performance. The non-GAAP financial information presented may be determined or calculated differently by other companies and may not be directly comparable to that of other companies.

		(dollars in millions)	
Years Ended December 31,		**2025**	2024
Consolidated Net Income	$	**17,608**	$ 17,949
Add:			
Provision for income taxes		**5,064**	5,030
Interest expense[1]		**6,694**	6,649
Depreciation and amortization expense[2]		**18,349**	17,892
Consolidated EBITDA	$	**47,715**	$ 47,520
Add (Less):			
Other income, net[3]	$	**(107)**	$ (995)
Equity in losses of unconsolidated businesses		**—**	53
Severance charges		**1,715**	1,733
Asset and business rationalization		**583**	374
Acquisition and integration related charges		**91**	—
Legacy legal matter		**—**	106
Consolidated Adjusted EBITDA	$	**49,997**	$ 48,791

[1] The result for the year ended December 31, 2025 includes a portion of the Acquisition and integration related charges. See "Special Items" for additional information.

[2] Includes Amortization of acquisition-related intangible assets, which were $760 million and $817 million during the years ended December 31, 2025 and 2024, respectively.

[3] Includes Pension and benefits mark-to-market charges of $441 million during the year ended December 31, 2025 and credits of $532 million during the year ended December 31, 2024. See "Special Items" for additional information.

The changes in Consolidated Net Income, Consolidated EBITDA and Consolidated Adjusted EBITDA in the table above during 2025 compared to 2024 were primarily a result of the factors described above in connection with consolidated operating revenues and consolidated operating expenses.

Segment Results of Operations

We have two reportable segments that we operate and manage as strategic business units - Consumer and Business. We measure and evaluate our segments based on segment operating income. The use of segment operating income is consistent with the chief operating decision maker's assessment of segment performance.

To aid in the understanding of segment performance as it relates to segment operating income, management uses the following operating statistics to evaluate the overall effectiveness of our segments. We believe these operating statistics are useful to investors and other users of our financial information because they provide additional insight into drivers of our segments' operating results, key trends and performance relative to our peers. These operating statistics may be determined or calculated differently by other companies and may not be directly comparable to those statistics of other companies.

Wireless retail connections are retail customer device postpaid and prepaid connections as of the end of the period. Retail connections under an account may include those from smartphones and basic phones (collectively, phones), postpaid and prepaid FWA, as well as tablets and other internet devices, wearables and retail IoT devices. Wireless retail connections are calculated by adding total retail postpaid and prepaid new connections in the period to prior period retail connections, and subtracting total retail postpaid and prepaid disconnects in the period.

Wireless retail postpaid connections are retail postpaid customer device connections as of the end of the period. Retail postpaid connections under an account may include those from phones, postpaid FWA, as well as tablets and other internet devices, wearables and retail IoT devices. Wireless retail postpaid connections are calculated by adding retail postpaid new connections in the period to prior period retail postpaid connections, and subtracting retail postpaid disconnects in the period.

Wireless retail prepaid connections are retail prepaid customer device connections as of the end of the period. Retail prepaid connections may include those from phones, prepaid FWA, as well as tablets and other internet devices, and wearables. Wireless retail prepaid connections are calculated by adding retail prepaid new connections in the period to prior period retail prepaid connections, and subtracting retail prepaid disconnects in the period.

Fios internet connections are the total number of connections to the internet using Fios internet services as of the end of the period. Fios internet connections are calculated by adding Fios internet new connections in the period to prior period Fios internet connections, and subtracting Fios internet disconnects in the period.

Fios video connections are the total number of connections to traditional linear video programming using Fios video services as of the end of the period. Fios video connections are calculated by adding Fios video net additions in the period to prior period Fios video connections. Fios video net additions are calculated by subtracting the Fios video disconnects from the Fios video new connections.

Total broadband connections are the total number of connections to the internet using Fios internet services, Digital Subscriber Line (DSL), and postpaid, prepaid and IoT FWA as of the end of the period. Total broadband connections are calculated by adding total broadband connections, net additions in the period to prior period total broadband connections.

FWA broadband connections are the total number of postpaid and prepaid connections to the internet through our 5G or 4G LTE wireless networks as of the end of the period. FWA broadband connections are calculated by adding FWA broadband connections, net additions in the period to prior period FWA broadband connections.

Wireline broadband connections are the total number of connections to the internet using DSL and Fios internet services as of the end of the period. Wireline broadband connections are calculated by adding wireline broadband connections, net additions in the period to prior period wireline broadband connections.

*Wireless retail connections, net addition*s are the total number of additional retail customer device postpaid and prepaid connections, less the number of device disconnects in the period. Wireless retail connections, net additions in each period presented are calculated by subtracting the total retail postpaid and prepaid disconnects, net of certain adjustments, from the total retail postpaid and prepaid new connections in the period.

Wireless retail postpaid connections, net additions are the total number of additional retail customer device postpaid connections, less the number of device disconnects in the period. Wireless retail postpaid connections, net additions in each period presented are calculated by subtracting the retail postpaid disconnects, net of certain adjustments, from the retail postpaid new connections in the period.

Wireless retail prepaid connections, net additions are the total number of additional retail customer device prepaid connections, less the number of device disconnects in the period. Wireless retail prepaid connections, net additions in each period presented are calculated by subtracting the retail prepaid disconnects, net of certain adjustments, from the retail prepaid new connections in the period.

Wireless retail postpaid phone connections, net additions are the total number of additional retail customer postpaid phone connections, less the number of phone disconnects in the period. Wireless retail postpaid phone connections, net additions in each period presented are calculated by subtracting the retail postpaid phone disconnects, net of certain adjustments, from the retail postpaid phone new connections in the period.

Total broadband connections, net additions are the total number of additional total broadband connections, less the number of total broadband disconnects in the period. Total broadband connections, net additions in each period presented are calculated by subtracting the total broadband disconnects, net of certain adjustments, from the total broadband new connections in the period.

FWA broadband connections, net additions are the total number of additional FWA broadband connections, less the number of FWA broadband disconnects in the period. FWA broadband connections, net additions in each period presented are calculated by subtracting the FWA broadband disconnects, net of certain adjustments, from the FWA broadband new connections in the period.

Wireline broadband connections, net additions are the total number of additional wireline broadband connections, less the number of wireline broadband disconnects in the period. Wireline broadband connections, net additions in each period presented are calculated by subtracting the wireline broadband disconnects, net of certain adjustments, from the wireline broadband new connections in the period.

Wireless churn is the rate at which service to retail, retail postpaid, or retail postpaid phone connections is terminated on average in the period. The churn rate in each period presented is calculated by dividing retail disconnects, retail postpaid disconnects, or retail postpaid phone disconnects by the average retail connections, average retail postpaid connections, or average retail postpaid phone connections, respectively, in the period.

Wireless retail postpaid ARPA is the calculated average retail postpaid service revenue per account (ARPA) from retail postpaid accounts in the period. Wireless retail postpaid service revenue does not include recurring device payment plan billings related to the Verizon device payment program, plan billings related to device warranty and insurance or regulatory fees. Wireless retail postpaid ARPA in each period presented is calculated by dividing retail postpaid service revenue by the average retail postpaid accounts in the period.

Wireless retail postpaid accounts are wireless retail customers that are directly served and managed under the Verizon brand and use its services as of the end of the period. Accounts include unlimited plans, shared data plans and corporate accounts, as well as legacy single connection plans and multi-connection family plans. A single account may include monthly wireless services for a variety of connected devices. Wireless retail postpaid accounts are calculated by adding retail postpaid new accounts to the prior period retail postpaid accounts.

Wireless retail postpaid connections per account is the calculated average number of retail postpaid connections per retail postpaid account as of the end of the period. Wireless retail postpaid connections per account is calculated by dividing the total number of retail postpaid connections by the number of retail postpaid accounts as of the end of the period.

Segment operating income margin reflects the profitability of the segment as a percentage of revenue. Segment operating income margin is calculated by dividing total segment operating income by total segment operating revenues.

Segment earnings before interest, taxes, depreciation and amortization (Segment EBITDA), which is presented below, is a non-GAAP measure and does not purport to be an alternative to operating income (loss) as a measure of operating performance. We believe this measure is useful to management, investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as it excludes the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to our competitors. Segment EBITDA is calculated by adding back depreciation and amortization expense to segment operating income (loss). Segment EBITDA margin is calculated by dividing Segment EBITDA by total segment operating revenues. See Note 13 to the consolidated financial statements for additional information.

Verizon Consumer Group

Our Consumer segment provides consumer-focused wireless and wireline communications services and products. Our wireless services are provided across one of the most extensive wireless networks in the U.S. under the Verizon family of brands and through wholesale and other arrangements. We also provide FWA broadband through our 5G or 4G LTE networks as an alternative to traditional landline internet access. As of the date this report is being filed, our wireline services are provided in 31 U.S. states and Washington D.C. over our 100% fiber-optic network through our fiber product portfolio, as well as over a traditional copper-based network.

Operating Revenues and Selected Operating Statistics

				(dollars in millions, except ARPA)				
				Increase/(Decrease)				
Years Ended December 31,	**2025**	2024	2023	**2025 vs 2024**			2024 vs 2023	
Service[1]	**$80,912**	$ 79,458	$ 77,336	$ 1,454	1.8 %	$	2,122	2.7 %
Wireless equipment	**21,779**	19,598	20,645	2,181	11.1		(1,047)	(5.1)
Other[1]	**4,116**	3,848	3,645	268	7.0		203	5.6
Total Operating Revenues	**$106,807**	$102,904	$101,626	$ 3,903	3.8	$	1,278	1.3
Revenue Statistics:								
Wireless service revenue[1]	**$69,382**	$ 67,951	$ 65,820	$ 1,431	2.1		2,130	3.2
Fios revenue	**$11,678**	$ 11,647	$ 11,614	$ 31	0.3		33	0.3
Connections ('000):[2]								
Wireless retail	**115,903**	115,256	114,972	647	0.6		284	0.2
Wireless retail postpaid	**95,678**	95,118	93,850	560	0.6		1,268	1.4
Wireless retail core prepaid[3]	**19,169**	18,843	18,851	326	1.7 %		(8)	0.0
Fios internet	**7,328**	7,135	6,976	193	2.7		159	2.3
Fios video	**2,441**	2,684	2,951	(243)	(9.1)		(267)	(9.0)
FWA broadband	**3,407**	2,714	1,866	693	25.5		848	45.4
Wireline broadband	**7,451**	7,300	7,190	151	2.1		110	1.5
Total broadband	**10,858**	10,014	9,056	844	8.4		958	10.6
Net Additions in Period ('000):								
Total wireless retail	**685**	370	893	315	85.1		(523)	(58.6)
Wireless retail postpaid	**581**	1,345	2,044	(764)	(56.8)		(699)	(34.2)
Wireless retail postpaid phone	**137**	82	(132)	55	67.1		214	nm
Wireless retail core prepaid[3]	**343**	2	(1,078)	341	nm		1,080	nm
FWA broadband	**693**	846	989	(153)	(18.1)		(143)	(14.5)
Wireline broadband	**151**	110	174	41	37.3		(64)	(36.8)
Total broadband	**844**	956	1,163	(112)	(11.7)		(207)	(17.8)
Churn Rate:								
Wireless retail	**1.61 %**	1.62 %	1.67 %					
Wireless retail postpaid	**1.15 %**	1.06 %	1.03 %					
Wireless retail postpaid phone	**0.92 %**	0.83 %	0.83 %					
Account Statistics:								
Wireless retail postpaid ARPA[1]	**$147.31**	$ 144.00	$ 137.80	$ 3.31	2.3	$	6.20	4.5
Wireless retail postpaid accounts ('000)[2]	**32,384**	32,794	32,990	(410)	(1.3)		(196)	(0.6)
Wireless retail postpaid connections per account[1]	**2.95**	2.90	2.84	0.05	1.7		0.06	2.1

[1] Reflects the reclassification of recurring device protection and insurance related plan revenues from Other revenue into Wireless service revenue in the first quarter of 2025.

[2] As of end of period.

[3] Represents total prepaid results excluding our SafeLink brand.

Where applicable, the operating results reflect certain adjustments, including those related to the reclassification of connections associated with Verizon's second number offering, migration activity among different types of devices and plans, customer profile changes, and adjustments in connection with mergers, acquisitions and divestitures. Where applicable, historical results have been recast to conform to the current period presentation.

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Consumer's total operating revenues increased during 2025 compared to 2024 as a result of increases in Service, Wireless equipment and Other revenues.

Consumer's total operating revenues increased during 2024 compared to 2023 as a result of increases in Service and Other revenues, partially offset by a decrease in Wireless equipment revenue.

Service Revenue

Service revenue increased during 2025 compared to 2024 primarily driven by an increase in Wireless service revenue.

Wireless service revenue increased during 2025 compared to 2024 primarily due to:
- an increase of $775 million in postpaid revenue primarily related to higher adoption of perks and premium MyPlan offerings, pricing actions, and a 26% increase in our FWA subscriber base, partially offset by the amortization of wireless equipment sales promotions; and
- an increase of $673 million related to growth in non-retail service revenue.

Service revenue increased during 2024 compared to 2023 primarily driven by an increase in Wireless service revenue.

Wireless service revenue increased during 2024 compared to 2023 primarily as a result of:
- an increase of $1.5 billion in postpaid revenues primarily related to pricing actions, an increase in subscriptions through MyPlan offerings and a 45% increase in our FWA subscriber base, partially offset by the amortization of wireless equipment sales promotions;
- an increase of $638 million related to growth in non-retail service revenue;
- an increase of $318 million in TravelPass revenue due to increased customer international travel; and
- a decrease of $625 million in prepaid revenue primarily due to a decrease in the prepaid subscriber base partially driven by the termination of the Affordable Connectivity Program in the second quarter of 2024.

Wireless Equipment Revenue

Wireless equipment revenue increased during 2025 compared to 2024 primarily due to:
- an increase of $1.3 billion driven by a higher volume of wireless devices sold primarily related to an increase of 16% in upgrades, partially offset by the impact of related promotions; and
- an increase of $916 million related to a shift to higher priced equipment in the mix of wireless devices sold.

Wireless equipment revenue decreased during 2024 compared to 2023 primarily as a result of:
- a decrease of $1.5 billion driven by a lower volume of wireless devices sold primarily related to a decrease of 10% in upgrades; and
- an increase of $474 million due to a shift to higher priced equipment in the mix of wireless devices sold, partially offset by the impact of related promotions.

Other Revenue

Other revenue includes fees that partially recover the direct and indirect costs of complying with regulatory and industry obligations and programs, leasing and interest recognized when equipment is sold to the customer by an authorized agent under a device payment plan agreement.

Other revenue increased during 2025 compared to 2024 primarily due to an increase of $189 million driven by regulatory surcharges primarily related to growth in our FUSF assessable revenue base in addition to a higher net rate.

Other revenue increased during 2024 compared to 2023 primarily due to an increase of $193 million driven by regulatory surcharges primarily related to a higher net FUSF rate, along with an increase in other regulatory surcharges.

Operating Expenses

							(dollars in millions)
Years Ended December 31,		**2025**		2024		**Increase**	
Cost of services	$	**18,433**	$	18,072	$	361	2.0 %
Cost of wireless equipment		**23,930**		21,259		2,671	12.6
Selling, general and administrative expense		**20,643**		20,537		106	0.5
Depreciation and amortization expense		**14,173**		13,552		621	4.6
Total Operating Expenses	$	**77,179**	$	73,420	$	3,759	5.1

Cost of Services

Cost of services increased during 2025 compared to 2024 primarily as a result of:
- an increase of $172 million in regulatory fees primarily related to growth in our FUSF assessable revenue base in addition to a higher net rate;

- an increase of $172 million in rent and lease expense primarily related to the tower transaction with Vertical Bridge along with new leases and lease modifications related to the continued deployment of the C-Band spectrum and Consumer's proportionate usage of shared leased assets;
- an increase of $129 million in digital content costs primarily associated with an increase in subscriptions through MyPlan offerings, partially offset by a decrease in traditional linear content costs due to a decline in Fios video subscribers; and
- a decrease of $95 million related to device protection offerings.

Cost of Wireless Equipment

Cost of wireless equipment increased during 2025 compared to 2024 primarily due to:
- an increase of $1.7 billion driven by a higher volume of wireless devices sold primarily related to an increase of 16% in upgrades; and
- an increase of $988 million due to a shift to higher priced equipment in the mix of wireless devices sold.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2025 compared to 2024 primarily as a result of:
- an increase of $94 million in personnel costs mainly driven by an increase in commission expense due to higher volumes;
- an increase of $75 million in building and facility costs primarily due to higher utility rates; and
- a decrease of $68 million in advertising costs.

Depreciation and Amortization Expense

Depreciation and amortization expense increased during 2025 compared to 2024 driven by the change in the mix of total Verizon depreciable and amortizable assets and Consumer's usage of those assets.

Segment Operating Income and EBITDA

				(dollars in millions)
Years Ended December 31,	**2025**	2024	**Increase**	
Segment Operating Income	**$ 29,628**	$ 29,484	$ 144	0.5 %
Add Depreciation and amortization expense	**14,173**	13,552	621	4.6
Segment EBITDA	**$ 43,801**	$ 43,036	$ 765	1.8
Segment operating income margin	**27.7 %**	28.7 %		
Segment EBITDA margin	**41.0 %**	41.8 %		

The changes in the table above during the periods presented were primarily a result of the factors described above in connection with Consumer operating revenues and operating expenses.

Verizon Business Group

Our Business segment provides wireless and wireline communications services and products, including mobility communication services, FWA and wireline broadband, IoT connectivity solutions, advanced communication services, corporate networking solutions, local and long distance voice services, and security and managed network services. We provide these products and services to businesses, public sector customers and wireless and wireline carriers across the U.S. and a subset of these products and services to customers around the world. The Business segment is organized in three customer groups: Enterprise and Public Sector, Business Markets and Other, and Wholesale.

Operating Revenues and Selected Operating Statistics

				(dollars in millions)					
				Increase/(Decrease)					
Years Ended December 31,	**2025**	2024	2023	**2025 vs 2024**			2024 vs. 2023		
Enterprise and Public Sector	$ 13,534	$ 14,218	$ 15,076	$ (684)	(4.8)%	$	(858)	(5.7)%
Business Markets and Other	13,581	13,099	12,715	482	3.7		384	3.0
Wholesale	1,954	2,214	2,331	(260)	(11.7)		(117)	(5.0)
Total Operating Revenues[1]	$ 29,069	$ 29,531	$ 30,122	$ (462)	(1.6)	$	(591)	(2.0)
Revenue Statistics:								
Wireless service revenue[2]	$ 14,321	$ 14,122	$ 13,714	$ 199	1.4	$	408	3.0
Fios revenue	$ 1,244	$ 1,252	$ 1,235	$ (8)	(0.6)	$	17	1.4
Connections ('000):[3]								
Wireless retail postpaid	31,027	30,819	29,779	208	0.7		1,040	3.5
Fios internet	413	401	385	12	3.0		16	4.2
Fios video	47	54	61	(7)	(13.0)		(7)	(11.5)
FWA broadband	2,320	1,854	1,201	466	25.1		653	54.4
Wireline broadband	452	459	460	(7)	(1.5)		(1)	(0.2)
Total broadband	2,772	2,313	1,661	459	19.8		652	39.3
Net Additions in Period ('000):								
Wireless retail postpaid	280	1,010	1,242	(730)	(72.3)		(232)	(18.7)
Wireless retail postpaid phone	225	501	562	(276)	(55.1)		(61)	(10.9)
FWA broadband	473	622	547	(149)	(24.0)		75	13.7
Wireline broadband	(7)	(1)	(8)	(6)	nm		7	87.5
Total broadband	466	621	539	(155)	(25.0)		82	15.2
Churn Rate:								
Wireless retail postpaid	1.58%	1.47%	1.48 %					
Wireless retail postpaid phones	1.23%	1.10%	1.13 %					

[1] Service and other revenues included in our Business segment were approximately $25.4 billion, $25.9 billion and $26.4 billion for the years ended December 31, 2025, 2024 and 2023, respectively. Wireless equipment revenues included in our Business segment were approximately $3.7 billion, $3.6 billion and $3.7 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

[2] Reflects the reclassification of recurring device protection and insurance related plan revenues from Other revenue into Wireless service revenue in the first quarter of 2025.

[3] As of end of period

Where applicable, the operating results reflect certain adjustments, including those related to the reclassification of connections associated with Verizon's second number offering, migration activity among different types of devices and plans, customer profile changes, and adjustments in connection with mergers, acquisitions and divestitures. Where applicable, historical results have been recast to conform to the current period presentation.

nm - not meaningful

Business's total operating revenues decreased during both 2025 compared to 2024 and 2024 compared to 2023 as a result of decreases in Enterprise and Public Sector and Wholesale revenues, partially offset by an increase in Business Markets and Other revenue.

Enterprise and Public Sector

Enterprise and Public Sector offers wireless products and services as well as wireline connectivity such as broadband and managed solutions to our large business and public sector customers. Public sector customers include U.S. federal, state and local governments and educational institutions. Our offerings to this customer group include plans with features and pricing designed to address their specific needs.

Enterprise and Public Sector revenues decreased during 2025 compared to 2024 primarily due to:
- a decrease of $532 million in wireline revenue primarily driven by declines in networking, traditional data and voice communication services along with related professional services, due to secular market pressure and technology shifts, coupled with lower customer premise equipment sales volumes; and
- a decrease of $193 million in Wireless service revenue primarily driven by pressure in Public Sector in part from government efficiency efforts.

Enterprise and Public Sector revenues decreased during 2024 compared to 2023 primarily due to a decrease of $702 million in wireline revenue primarily driven by declines in networking, traditional data and voice communication services along with related professional services, due to secular market pressure and technology shifts, coupled with lower customer premise equipment sales volumes.

Business Markets and Other

Business Markets and Other offers wireless services (including FWA broadband), wireless equipment, advanced communication services, tailored voice and networking products, fiber broadband services, video services, advanced voice solutions and security services to businesses that ordinarily do not meet the requirements to be categorized as Enterprise and Public Sector, as described above. Business Markets and Other also includes solutions that support mobile resource management.

Business Markets and Other revenue increased during 2025 compared to 2024 primarily due to an increase of $392 million in Wireless service revenue driven by pricing actions and an increase in our FWA subscriber base, partially offset by the amortization of wireless equipment sales promotions.

Business Markets and Other revenue increased during 2024 compared to 2023 primarily as a result of:
- an increase of $486 million in Wireless service revenue primarily due to pricing actions and an increase in our FWA subscriber base; and
- a decrease of $89 million in connection with the shutdown of our BlueJeans business offering in 2023 and a decline in traditional voice communication revenues.

Wholesale

Wholesale offers wireline communications services including data, voice, local dial tone and broadband services primarily to local, long distance, and wireless carriers that use our facilities to provide services to their customers.

Wholesale revenues decreased during 2025 compared to 2024 primarily due to a decrease of $260 million related to declines in traditional data and voice communication services and network connectivity as a result of technology substitution.

Wholesale revenues decreased during 2024 compared to 2023 primarily due to a decrease of $117 million related to declines in traditional voice communication and network connectivity as a result of technology substitution, as well as a decrease in core data.

Operating Expenses

		2025	2024	Increase/(Decrease)	(dollars in millions)
Years Ended December 31,					
Cost of services	$	9,203	$ 9,742	$ (539)	(5.5)%
Cost of wireless equipment		5,046	4,841	205	4.2
Selling, general and administrative expense		8,176	8,583	(407)	(4.7)
Depreciation and amortization expense		4,112	4,307	(195)	(4.5)
Total Operating Expenses	$	**26,537**	$ 27,473	$ (936)	(3.4)

Cost of Services

Cost of services decreased during 2025 compared to 2024 primarily due to:
- a decrease of $182 million in personnel costs related to the impact of prior year workforce reductions;
- a decrease of $172 million in access costs primarily related to changes in pricing and circuit usage;
- a decrease of $86 million in other direct costs primarily related to legacy wireline products and services; and
- a decrease of $73 million in customer premise equipment costs due to lower volumes sold.

Cost of Wireless Equipment

Cost of wireless equipment increased during 2025 compared to 2024 primarily due to:
- an increase of $120 million driven by a higher volume of wireless devices sold; and
- an increase of $86 million related to a shift to higher priced equipment in the mix of wireless devices sold.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased during 2025 compared to 2024 primarily due to:
- a decrease of $283 million in personnel costs related to the impact of prior year workforce reductions primarily due to the voluntary separation program that was announced in June of 2024 and completed in March of 2025; and
- a decrease of $44 million in advertising costs.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2025 compared to 2024 driven by the change in the mix of total Verizon depreciable and amortizable assets and Business's usage of those assets.

Segment Operating Income and EBITDA

					(dollars in millions)
Years Ended December 31,	**2025**		2024	**Increase/(Decrease)**	
Segment Operating Income	**$ 2,532**	$	2,058	$ 474	23.0 %
Add Depreciation and amortization expense	**4,112**		4,307	(195)	(4.5)
Segment EBITDA	**$ 6,644**	$	6,365	$ 279	4.4
Segment operating income margin	**8.7%**		7.0%		
Segment EBITDA margin	**22.9%**		21.6%		

The changes in the table above during the periods presented were primarily a result of the factors described above in connection with Business operating revenues and operating expenses.

Special Items

Special items included in Income Before Provision For Income Taxes were as follows:

			(dollars in millions)
Years Ended December 31,	**2025**		2024
Amortization of acquisition-related intangible assets[1]			
Depreciation and amortization expense	**$ 760**	$	817
Severance, pension and benefits charges (credits)			
Selling, general and administrative expense	**1,715**		1,733
Other (income) expense, net	**441**		(532)
Asset and business rationalization			
Cost of services	**205**		189
Selling, general and administrative expense	**378**		185
Acquisition and integration related charges			
Selling, general and administrative expense	**91**		—
Interest expense	**19**		—
Legacy legal matter			
Selling, general and administrative expense	**—**		106
Total	**$ 3,609**	$	2,498

[1] Amounts are included in segment results of operations.

Consolidated Adjusted EBITDA, a non-GAAP measure discussed in the section titled "Consolidated Net Income, Consolidated EBITDA and Consolidated Adjusted EBITDA" as part of Consolidated Results of Operations, excludes all of the amounts included above.

The income and expenses related to special items included in our consolidated results of operations were as follows:

				(dollars in millions)
Years Ended December 31,		**2025**		2024
Within Total Operating Expenses	$	**3,149**	$	3,030
Within Other (income) expense, net		**441**		(532)
Within Interest expense		**19**		—
Total	$	**3,609**	$	2,498

Amortization of Acquisition-Related Intangible Assets

During 2025 and 2024, we recorded pre-tax amortization expense of $760 million and $817 million, respectively, related to acquired intangible assets.

Severance, Pension and Benefits Charges (Credits)

During 2025, we recorded pre-tax severance charges of $1.7 billion principally as a result of separations in connection with our workforce reduction initiatives. The severance charges were recorded in Selling, general and administrative expense in our consolidated statements of income.

During 2025, in accordance with our accounting policy to recognize actuarial gains and losses in the period in which they occur, we recorded a net pre-tax pension and benefits charge of $441 million in our pension and postretirement benefit plans. The net charge was recorded in Other income (expense), net in our consolidated statement of income and was primarily driven by:
- a charge of $345 million ($76 million for pension plans and $269 million for postretirement benefit plans) due to a decrease in our discount rate assumption used to determine the current year liabilities of our plans from a weighted-average of 5.8% for our pension plans and 5.6% post retirement plans at December 31, 2024 to a weighted-average of 5.7% for our pension plans and 5.4% for our postretirement plans at December 31, 2025; and
- a net charge of $96 million due to changes in other actuarial assumption adjustments, which includes the difference between our estimated and our actual return on plan assets.

During 2024, we recorded pre-tax severance charges of $1.7 billion related to separations under our voluntary separation program for select U.S.-based management employees as well as other headcount reduction initiatives. The severance charges were recorded in Selling, general and administrative expense in our consolidated statements of income.

During 2024, in accordance with our accounting policy to recognize actuarial gains and losses in the period in which they occur, we recorded a net pre-tax pension and benefits credit of $532 million in our pension and postretirement benefit plans. The net gain was recorded in Other income (expense), net in our consolidated statement of income and was primarily driven by:
- a credit of $1.3 billion ($635 million for pension plans and $656 million for postretirement benefit plans) due to an increase in our discount rate assumption used to determine the current year liabilities of our plans from a weighted-average of 5.0% for both our pension and post retirement plans at December 31, 2023 to a weighted-average of 5.8% for our pension plans and 5.6% for our postretirement benefit plans at December 31, 2024;
- a charge of $711 million due to the difference between our estimated and actual return on assets; and
- a net charge of $48 million primarily due to other actuarial assumption adjustments.

Due to the presentation of the other components of net periodic benefit cost, we recognize a portion of the pension and benefits charges (credits) in Other income (expense), net in our consolidated statements of income.

See Note 11 to the consolidated financial statements for additional information related to severance, pension and benefits charges (credits).

Asset and Business Rationalization

During 2025 and 2024, we recorded pre-tax asset and business rationalization charges of $583 million and $374 million, respectively, predominately related to the decision to cease use of certain real estate assets and exit non-strategic portions of certain businesses as part of our transformation initiatives.

Acquisition and Integration Related Charges

During 2025, we recorded charges of $110 million related to transaction and integration expenses associated with the acquisition of Frontier completed in January 2026.

Legacy Legal Matter

During 2024, we recorded a pre-tax charge of $106 million associated with a litigation matter related to a legacy contract for the production of telephone directories in Costa Rica by a subsidiary of the Company.

Operating Environment and Trends

The telecommunications industry is highly competitive, and we expect competition to remain intense as traditional and non-traditional participants seek increased market share. We believe that our attractive offerings and value proposition as well as our high-quality networks and customer base support our competitive position and give us the ability to plan and manage through changing market conditions. We remain focused on executing on the fundamentals of the business: enhancing our networks, offering innovative services and products, growing and maintaining a high-quality customer base, and delivering strong financial and operating results. We are undertaking various business transformation initiatives and continue to focus on cost efficiencies in order to have flexibility to adjust to changes in the competitive and economic environments, streamline our operations, enhance customer experience and increase shareholder value.

The U.S. wireless market has achieved a high penetration of smartphones, which reduces the opportunity for new phone connection growth for the industry. We expect the wireless industry's customer growth rate to continue to moderate over time in comparison to historical growth rates, furthering competition for customers. Future revenue growth in the industry is expected to be driven by expanding existing customer relationships, increasing the number of ways customers can connect with wireless networks and services and increasing the penetration of FWA and connected devices including wearables, tablets and IoT devices.

Future service revenue growth opportunities will be dependent on increasing the number of wireless customers, expanding the penetration of our services, increasing the number of ways that our customers can connect with our networks and services and the development of new 5G use cases and ecosystems.

Pricing plays an important role in the wireless competitive landscape. Wireless service providers are offering a range of service plans and bundled services at competitive prices. In addition, aggressive device promotions and price lock guarantees have become more common in recent years in an effort to encourage customers to switch carriers, as well as retain existing customers. For further details on competitive environment and trends, refer to "Business — Competition and Related Trends" in Part I, Item 1 and "Risk Factors — Economic and Strategic Risks — We face significant competition that may negatively affect our operating results" in Part I, Item 1A of this Annual Report on Form 10-K.

Connection Trends

In our Consumer segment, we are focused on attracting new customers and maintaining our high-quality retail postpaid customer base by meeting demand for reliable high-speed connectivity and thoughtfully designed offerings and solutions. We believe the combination of our innovative service and product offerings, enhanced customer support and network quality represents an attractive value proposition and provides a compelling customer experience, supporting increased penetration of data services. While our Consumer segment has experienced lower wireless connection growth in recent years, we expect that future connection growth opportunities will be driven by the comparative value we provide to our customers, as well as our FWA broadband service. In addition, in recent years, we made meaningful improvements in our prepaid business and operations. While we expect to continue to operate in a highly competitive environment, we are focused on achieving long-term growth in our postpaid and prepaid business.

We expect to continue to grow our fiber internet connections as we seek to expand availability of fiber, increase our penetration rates, and experience continued strong demand for higher speed internet connections. On January 20, 2026, we completed the acquisition of Frontier, a U.S. provider of broadband internet and other communication services. This transaction expanded our fiber broadband footprint to 31 U.S. states and Washington D.C., and provides opportunities for future growth. At the same time, we expect continued growth of FWA connections to complement strong fiber results as demand for broadband services continues to grow. Our strong broadband footprint and offerings also provide us with convergence growth opportunities and related benefits for both our broadband and mobility businesses.

In video, the business continues to face ongoing pressure as observed throughout the linear television market. We have experienced continuing access line and DSL losses as customers have switched to alternative technologies such as wireless, VoIP, and cable for voice and data services, and we expect this trend to continue.

In our Business segment, we offer wireless and wireline products and services to businesses and public sector customers across the U.S and around the world. We continue to grow our connections while operating in a highly competitive environment. We expect that this connection growth, combined with our value proposition and network assets, will provide additional opportunities to grow our business.

Service Revenue Trends

In our Consumer segment, we expect our mobility and broadband revenue, to be driven by our plans to maintain and grow our customer base, migrations to higher priced plans, increased offering of perks, and increases in FWA connections and revenue, offset in part by higher promotion amortization impacts. Our wireless service revenue is expected to benefit from our growing prepaid business. We expect broadband revenue to benefit from our expanded fiber footprint and customer base following the closing of the Frontier acquisition, continued growth in our fiber and FWA connections, and an ongoing demand for higher speed internet access. We anticipate 2026 will be a transitional year for revenue as we work towards achieving sustainable volume based growth.

In our Business segment, we expect mobility and broadband revenue to expand, driven by growth from an increase in wireless volumes, strong FWA revenue and increased penetration of fiber. We expect that legacy traditional wireline services will continue to face secular pressures.

Other Trends

In 2026, we expect to focus on our strategic growth areas - mobility and broadband, and plan to continue to rationalize our product portfolio, implement operational efficiencies and leverage the latest technological and digital capabilities. We are focused on achieving profitable growth as we continue to deliver strong revenues and undertake transformation initiatives to reduce costs and improve efficiencies, including through AI-driven technologies.

We expect that our ability to generate cash flows will benefit from our expected mobility and broadband service revenue growth and optimization of our cost structure. We are focused on a more efficient use of capital with the goal to achieve our capital investment priorities at lower cost. See "Liquidity and Capital Resources" for additional information on our capital program.

In the course of business, we make promotional equipment offers to attract and retain customers. In 2024 and 2025, the growth of our wireless service revenue was unfavorably impacted by the amortization of wireless equipment sales and promotions. We expect these pressures to continue in 2026.

Liquidity and Capital Resources

We use the net cash generated from our operations to invest in new businesses and spectrum, fund expansion and modernization of our networks, pay dividends, service and repay external financing and, when appropriate, buy back shares of our outstanding common stock. Our sources of funds, primarily from operations and, to the extent necessary, from external financing arrangements, are sufficient to meet ongoing operating and investing requirements over the next 12 months and beyond.

Our cash and cash equivalents balance is $19.0 billion as of December 31, 2025. Our cash and cash equivalents are held both domestically and internationally, and are invested to maintain principal and provide liquidity. See "Change In Cash, Cash Equivalents and Restricted Cash" for additional information regarding the changes in our cash balances. See "Quantitative and Qualitative Disclosures About Market Risk" for additional information regarding our foreign currency risk management strategies.

We expect that our capital spending requirements will continue to be financed primarily through internally generated funds. Debt or equity financing may be needed to fund additional investments or development activities, or to maintain an appropriate capital structure to ensure our financial flexibility. Our external financing arrangements include credit facilities and other bank lines of credit, an active commercial paper program, vendor financing arrangements, issuances of registered debt or equity securities, U.S. retail medium-term notes and other securities that are privately-placed or offered overseas. In addition, we monetize certain receivables through asset-backed debt transactions.

Capital Expenditures

Our 2026 capital program includes capital to fund advanced networks and services, including expanding and adding capacity and density to our core networks, completing the deployment of C-Band spectrum, and advancing our network architecture, while reducing the cost to deliver services to our customers, and pursuing other opportunities to drive operating efficiencies. It will also support our broadband investment plans and the expansion of our fiber broadband footprint. We anticipate cash requirements for our 2026 capital program to be between $16.0 billion and $16.5 billion.

Contractual Obligations and Commitments

We have various contractual obligations and commitments. The following represent our anticipated material cash requirements from known contractual and other obligations as of December 31, 2025:
* Pursuant to the Agreement and Plan of Merger, dated as of September 4, 2024, Verizon agreed to acquire Frontier for a per share merger consideration of $38.50. On January 20, 2026, Verizon completed the acquisition and paid approximately $9.4 billion in cash, net of cash acquired, and assumed approximately $12.9 billion of Frontier's debt, resulting in a total aggregate consideration of approximately $22.3 billion. See Note 3 to the consolidated financial statements for additional information.
* Long-term debt, including current maturities, commitments of $155.8 billion, of which $17.3 billion (including $1.4 billion of unsecured debt) are expected to be due within the next twelve months. Related interest payments are $79.1 billion, of which $6.3 billion, are expected to be due within the next twelve months. Items included in long-term debt with variable coupon rates exclude unamortized debt issuance costs, and are described in Note 7 to the consolidated financial statements.
* Operating lease obligations of $28.2 billion and Finance lease obligations of $2.7 billion, of which $5.3 billion and $994 million, respectively, are expected to be due within the next twelve months. In addition, Verizon has an obligation of $3.2 billion representing future minimum payments under the leaseback and sublease arrangements for our cell towers, of which $496 million is expected to be due within the next twelve months. See Note 6 to the consolidated financial statements for additional information.

- Unconditional purchase obligations, with terms in excess of one year, amount to $15.0 billion, of which $5.8 billion is expected to be due within the next twelve months. Items included in unconditional purchase obligations are primarily commitments to purchase content, network equipment, software and services, marketing services and other items which will be used or sold in the ordinary course of business. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. We also purchase products and services as needed with no firm commitment. See Note 16 to the consolidated financial statements for additional information.
- Other long-term liabilities, including current maturities, of $3.8 billion, of which approximately $686 million is expected to be due within the next twelve months. Other long-term liabilities represent estimated postretirement benefit and qualified pension plan contributions. Qualified pension plan contributions include estimated minimum funding contributions. We expect that there will be no required pension funding through the end of 2030, subject to changes in market conditions. Postretirement benefit payments include future postretirement benefit payments. These estimated amounts: (1) are subject to change based on changes to assumptions and future plan performance, which could impact the timing and/or amounts of these payments; and (2) exclude expectations beyond 5 years due to uncertainty of the timing and amounts.
- We are not able to make a reasonable estimate of when the unrecognized tax benefits balance of $2.6 billion and related interest and penalties will be settled with the respective taxing authorities until the related tax audits are further developed or resolved.

Consolidated Financial Condition

		(dollars in millions)
Years Ended December 31,	**2025**	2024
Cash Flows Provided By (Used In)		
Operating activities	$ **37,137**	$ 36,912
Investing activities	**(16,660)**	(18,674)
Financing activities	**(5,613)**	(17,100)
Increase in cash, cash equivalents and restricted cash	$ **14,864**	$ 1,138

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations. Net cash provided by operating activities increased $225 million during 2025 compared to 2024. The increase is primarily attributable to a reduction in cash tax payments as a result of the One Big Beautiful Bill legislation, partially offset by a decrease in earnings and a decrease in Other, net cash flow from operating activities. Other, net cash flow from operating activities during 2024 included $2.0 billion of proceeds related to the transaction with Vertical Bridge. As a result of the prior year discretionary contributions to our qualified pension plans of $365 million and the additional non-cash contributions made in 2025 in the aggregate principal amount of $1.3 billion, we expect that there will be no required pension funding through the end of 2030, subject to changes in market conditions.

Cash Flows Used In Investing Activities

Capital Expenditures

Capital expenditures continue to relate primarily to the use of capital resources to enhance the operating efficiency and productivity of our networks, maintain our existing infrastructure, facilitate the introduction of new products and services and enhance responsiveness to competitive challenges.

Capital expenditures, including capitalized software, were $17.0 billion and $17.1 billion for 2025 and 2024, respectively. Capital expenditures decreased $79 million during 2025, compared to 2024, primarily due to efficiencies in our fiber and wireless network infrastructure investments.

Acquisitions of Wireless Licenses

During 2025 and 2024, we recorded capitalized interest related to wireless licenses of $428 million and $616 million, respectively.

During 2024, we made payments of $269 million for obligations related to clearing costs and accelerated clearing incentives associated with Auction 107 for C-Band wireless spectrum.

Cash Flows Used In Financing Activities

We seek to maintain a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. During 2025 and 2024, net cash used in financing activities was $5.6 billion and $17.1 billion, respectively.

2025

During 2025, our net cash used in financing activities of $5.6 billion was primarily driven by $27.6 billion provided by proceeds from long-term borrowings, which included $9.3 billion of proceeds from our asset-backed debt transactions partially offset by $19.8 billion used for repayments and repurchases of long-term borrowings (secured and unsecured) as well as finance lease obligations, $11.5 billion used for dividend payments, and $1.9 billion used for other financing activities.

Proceeds from and Repayments and Repurchases of Long-Term Borrowings

At December 31, 2025, our total debt increased to $158.2 billion compared to $144.0 billion at December 31, 2024. Our effective interest rate was 5.0% and 5.1% during the years ended December 31, 2025 and 2024, respectively. We have entered into interest rate swaps to achieve a targeted mix of fixed and variable rate debt, managing our exposure to changes in interest rates. See "Quantitative and Qualitative Disclosures About Market Risk" and Note 7 to the consolidated financial statements for additional information.

At December 31, 2025, approximately $38.2 billion, or 23.6%, of the aggregate principal amount of our total debt portfolio consisted of foreign denominated debt, primarily Euro and British Pound Sterling. We have entered into cross currency swaps on our foreign denominated debt in order to fix our future interest and principal payments in U.S. dollars and mitigate the impact of foreign currency transaction gains or losses. See "Quantitative and Qualitative Disclosures About Market Risk" for additional information.

Verizon may acquire debt securities issued by Verizon and its affiliates through open market purchases, redemptions, privately negotiated transactions, tender offers, exchange offers, or otherwise, upon such terms and at such prices as Verizon may from time to time determine, for cash or other consideration.

Other, Net

Other, net cash flow from financing activities during 2025 includes $650 million in payments related to vendor financing arrangements, $485 million in payments made under the sublease arrangement for our cell towers, $496 million in equity distribution payments made for controlled entities and $185 million in payments related to tax withholding of employee share based arrangements. See Note 14 to the consolidated financial statements for additional information on noncontrolling interests.

Dividends

The Board of Directors of the Company assesses the level of our dividend payments on a periodic basis taking into account such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareholders. During the third quarter of 2025, our Board of Directors increased our quarterly dividend payment by 1.8% to $0.6900 from $0.6775 per share in the preceding quarter. This is the nineteenth consecutive year that Company's Board of Directors has approved a quarterly dividend increase.

As in prior periods, dividend payments were a significant use of capital resources. During 2025, we paid $11.5 billion in dividends.

2024

During 2024, our net cash used in financing activities of $17.1 billion was primarily driven by $20.3 billion used for repayments and repurchases of long-term borrowings (secured and unsecured) as well as finance lease obligations, $11.2 billion used for dividend payments and $1.1 billion used for other financing activities. These cash flows used in financing activities were partially offset by $15.6 billion provided by proceeds from long-term borrowings, which included $12.4 billion of proceeds from our asset-backed debt transactions.

Proceeds from and Repayments and Repurchases of Long-Term Borrowings

At December 31, 2024, our total debt was $144.0 billion. During the year ended December 31, 2024, our effective interest rate was 5.1%. We have entered into interest rate swaps to achieve a targeted mix of fixed and variable rate debt, managing our exposure to changes in interest rates. See "Quantitative and Qualitative Disclosures About Market Risk" and Note 7 to the consolidated financial statements for additional information.

At December 31, 2024, approximately $30.5 billion, or 20.6%, of the aggregate principal amount of our total debt portfolio consisted of foreign denominated debt, primarily Euro and British Pound Sterling. We have entered into cross currency swaps on our foreign denominated debt in order to fix our future interest and principal payments in U.S. dollars and mitigate the impact of foreign currency transaction gains or losses. See "Quantitative and Qualitative Disclosures About Market Risk" for additional information.

Other, Net

Other, net cash flow from financing activities during 2024 includes $830 million in proceeds related to financing obligations for the cell towers transaction with Vertical Bridge. These proceeds were partially offset by $431 million in payments related to vendor financing arrangements, $425 million in equity distribution payments made for controlled entities, $313 million in payments made under the sublease arrangement for our cell towers, $280 million in cash consideration payments to acquire additional interest in certain controlled entities and $243 million in payments for settlement of cross currency swaps. See Note 6 to the consolidated financial statements for additional information on the Vertical Bridge transaction. See Note 14 to the consolidated financial statements for additional information on noncontrolling interests.

Dividends

During the third quarter of 2024, our Board of Directors increased our quarterly dividend payment by 1.9% to $0.6775 per share.

During 2024, we paid $11.2 billion in dividends.

Asset-Backed Debt

Cash collections on the receivables and on the underlying receivables related to the participation interest collateralizing our asset-backed notes issued to third-party investors and loans received from banks and their conduit facilities are required at certain specified times to be placed into segregated accounts. Deposits to the segregated accounts are considered restricted cash and are included in Prepaid expenses and other and Other assets in our consolidated balance sheets.

Proceeds from our asset-backed debt transactions are reflected in Cash flows from financing activities in our consolidated statements of cash flows. The asset-backed debt issued is included in Debt maturing within one year and Long-term debt in our consolidated balance sheets.

See Note 7 to the consolidated financial statements for additional information.

Long-Term Credit Facilities

			At December 31, 2025	
(dollars in millions)	Maturities	Facility Capacity	Unused Capacity	Principal Amount Outstanding
Verizon revolving credit facility[1]	2028	$ 12,000	$ 11,977	$ —
Various export credit facilities[2]	2026-2033	11,950	1,680	4,652
Total		$ 23,950	$ 13,657	$ 4,652

[1] The revolving credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. The revolving credit facility provides for the issuance of letters of credit. As of December 31, 2025, there have been no drawings against the revolving credit facility since its inception.

[2] During 2025, we drew down $270 million. During 2024, there were no drawings from these facilities. Borrowings under certain of these facilities are amortized semi-annually in equal installments up to the applicable maturity dates. Maturities reflect maturity dates of principal amounts outstanding. Any amounts borrowed under these facilities and subsequently repaid cannot be reborrowed.

Common Stock

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareholder plans. During the years ended December 31, 2025 and 2024, we issued 7.5 million and 5.4 million shares of common stock from treasury stock, which had aggregate values of $328 million and $238 million, respectively.

In February 2020, the Board of Directors of the Company authorized a share buyback program to repurchase up to 100 million shares of our common stock. There were no repurchases of common stock during 2025 and 2024 under our share buyback program. The share buyback program authorized by the Board in February 2020 terminated upon the authorization of the new share repurchase program discussed below.

On January 30, 2026, the Board of Directors of the Company authorized a share repurchase program for up to $25 billion of our common stock. The program will terminate when the aggregate consideration paid to purchase shares of our common stock reaches $25 billion, exclusive of any fees, commissions or other expenses, or a new share repurchase plan superseding the current plan is authorized, whichever is sooner. Under the program, shares may be repurchased in privately negotiated transactions, on the open market, or otherwise, including through plans complying with Rule 10b5-1 or Rule 10b-18 under the Exchange Act. The timing and number of shares purchased under the program, if any, will depend on prevailing stock prices, general economic and market conditions, and other considerations. The share repurchase program does not obligate us to acquire any particular amount of common stock, and the program may be suspended or discontinued at any time at our discretion.

Credit Ratings

Verizon's credit ratings did not change in 2025 or 2024.

Securities ratings assigned by rating organizations are expressions of opinion and are not recommendations to buy, sell or hold securities. A securities rating is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Covenants

Our credit agreements contain covenants that are typical for large, investment grade companies. These covenants include requirements to pay interest and principal in a timely fashion, pay taxes, maintain insurance with responsible and reputable insurance companies, preserve our corporate existence, keep appropriate books and records of financial transactions, maintain our properties, provide financial and other reports to our lenders, limit pledging and disposition of assets and mergers and consolidations, and other similar covenants.

We and our consolidated subsidiaries are in compliance with all of our restrictive covenants in our debt agreements.

Change In Cash, Cash Equivalents and Restricted Cash

Our Cash and cash equivalents at December 31, 2025 totaled $19.0 billion, a $14.9 billion increase compared to December 31, 2024, primarily as a result of the factors discussed above. Our cash balance at December 31, 2025 included net cash proceeds from notes issued in 2025 to fund the acquisition of Frontier, which closed in January 2026.

Restricted cash at December 31, 2025 and 2024 totaled $451 million and $441 million, respectively, primarily related to cash collections on certain receivables and on the underlying receivables related to the participation interest that are required at certain specified times to be placed into segregated accounts.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that reflects an additional way of viewing our liquidity that, we believe, when viewed with our GAAP results, provides management, investors and other users of our financial information with a more complete understanding of factors and trends affecting our cash flows. Free cash flow is calculated by subtracting capital expenditures (including capitalized software) from net cash provided by operating activities. We believe it is a more conservative measure of cash flow since capital expenditures are necessary for ongoing operations. Free cash flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. For example, free cash flow does not incorporate payments made on finance lease obligations or cash payments for business acquisitions or wireless licenses. Therefore, we believe it is important to view free cash flow as a complement to our entire consolidated statements of cash flows.

The following table reconciles net cash provided by operating activities to free cash flow:

				(dollars in millions)
Years Ended December 31,		**2025**		2024
Net cash provided by operating activities	$	**37,137**	$	36,912
Less Capital expenditures (including capitalized software)		**17,011**		17,090
Free cash flow	$	**20,126**	$	19,822

The increase in free cash flow during 2025 is a reflection of the increase in operating cash flows, as well as the decrease in capital expenditures, both of which are discussed above.

Employee Benefit Plans Funded Status and Contributions

Employer Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. During 2025, we made discretionary non-cash contributions in the aggregate principal amount of $1.3 billion to our qualified pension plans. During 2024, we made discretionary contributions in the aggregate amount of $365 million to our qualified pension plans. During 2025 and 2024, we made contributions of $54 million and $56 million to our nonqualified pension plans, respectively.

Our overall investment strategy is to achieve a mix of assets that allows us to meet projected benefit payments while taking into consideration risk and return. In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we have adopted a liability driven pension strategy that seeks to better match the interest rate sensitivity of the liability hedging assets with the interest rate sensitivity of the liability. We expect that the strategy will reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries. Over time, as the asset allocation shifts to more liability hedging assets, this strategy will generally result in lower expected asset returns. For 2026, we expect no required qualified pension plan contributions and insignificant nonqualified pension plan contributions.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since these other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $762 million and $935 million to our other postretirement benefit plans in 2025 and 2024, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $700 million in 2026.

Leasing Arrangements

See Note 6 to the consolidated financial statements for additional information related to leasing arrangements.

Guarantees

We guarantee the debentures of our operating telephone company subsidiaries. See Note 7 to the consolidated financial statements for additional information.

In connection with the execution of agreements for the sale of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses. See Note 16 to the consolidated financial statements for additional information.

As of December 31, 2025, letters of credit totaling approximately $783 million, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding. See Note 16 to the consolidated financial statements for additional information.

Other Future Obligations

As of December 31, 2025, Verizon had 29 renewable energy purchase agreements with third parties for a total of approximately 3.9 gigawatts of anticipated renewable energy capacity across multiple states. See Note 16 to the consolidated financial statements for additional information.

Critical Accounting Estimates

A summary of the critical accounting estimates used in preparing our financial statements are as follows:

Wireless Licenses and Goodwill

Wireless licenses and goodwill are a significant component of our consolidated assets. Both our wireless licenses and goodwill are treated as indefinite-lived intangible assets and, therefore are not amortized, but rather are tested for impairment annually in the fourth fiscal quarter, unless there are events requiring an earlier assessment or changes in circumstances during an interim period suggesting impairment indicators are present. We believe our estimates and assumptions are reasonable and represent appropriate marketplace considerations as of the valuation date. Although we use consistent methodologies in developing the assumptions and estimates underlying the fair value calculations used in our impairment tests, these estimates and assumptions are uncertain by nature, may change over time and can vary from actual results. It is possible that in the future there may be changes in our estimates and assumptions, including the timing and amount of future cash flows, margins, growth rates, market participant assumptions, comparable benchmark companies and related multiples and discount rates, which could result in different fair value estimates. Significant and adverse changes to any one or more of the above-noted estimates and assumptions could result in an impairment to our wireless licenses and goodwill impairment for one or more of our reporting units.

Wireless Licenses

The carrying value of our wireless licenses was approximately $157.0 billion as of December 31, 2025. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our wireless licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses.

We test our wireless licenses for potential impairment annually or more frequently if impairment indicators are present. We have the option to first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. However, we may elect to bypass the qualitative assessment in any period and proceed directly to performing the quantitative impairment test. It is our policy to perform a quantitative impairment assessment at least every three years.

During the fourth quarter of 2024, we performed a quantitative impairment assessment in accordance with our policy. The quantitative impairment assessment we performed during the fourth quarter of 2024 indicated that the fair value of our wireless licenses is substantially in excess of their carrying value and, therefore, did not result in an impairment. Our quantitative impairment assessment consisted of comparing the estimated fair value of our aggregate wireless licenses to the aggregated carrying amount as of the test date. Under our quantitative assessment, we estimated the fair value of our wireless licenses using the Greenfield approach. The Greenfield approach is an income based valuation approach that values the wireless licenses by calculating the cash flow generating potential of a hypothetical start-up company that goes into business with no assets except the wireless licenses to be valued. A discounted cash flow analysis is used to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. As a result, we were required to make significant estimates about future cash flows and profitability specifically associated with our wireless licenses, an appropriate discount rate based on the risk associated with those estimated cash flows and assumed terminal value and growth rates. We considered current and expected future economic conditions, current and expected availability of wireless network technology and infrastructure and related equipment and the costs thereof as well as other relevant factors in estimating future cash flows and profitability. The discount rate represented our estimate of the weighted-average cost of capital (WACC), or expected return, that a marketplace participant would have required as of the valuation date and includes a risk premium associated with the current and expected economic conditions as of the valuation date. We developed the discount rate based on our consideration of the cost of debt and equity of a group of guideline companies as of the valuation date. The terminal value growth rate represented our estimate of the marketplace's long-term growth rate.

During the fourth quarter of 2025, we performed a qualitative impairment assessment as our annual impairment test to determine whether it is more likely than not that the fair value of our wireless licenses was less than the carrying amount. As part of our qualitative assessment we considered several factors including the enterprise value of our combined wireless business, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and subscriber growth, as well as recent merger and acquisition activity), the recent and projected financial performance of our combined wireless business as a whole, as well as other factors including the result of our last quantitative assessment performed in 2024. Our qualitative assessment in 2025 indicated that it is more likely than not that the fair value of our wireless licenses remained above their carrying value and, therefore, did not result in an impairment.

Goodwill

At both December 31, 2025 and 2024, the balance of our goodwill was approximately $22.8 billion, of which $21.2 billion was in our Consumer reporting unit and $1.7 billion was in our Business reporting unit.

To determine if goodwill is potentially impaired, we have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we elect not to conduct the qualitative assessment or if indications of a potential impairment exist, the determination of whether an impairment has occurred requires the fair value of each reporting unit to be assessed. It is our policy to perform quantitative impairment assessments at least every three years.

Under the qualitative assessment, we consider several factors, including the enterprise value of the reporting unit from the last quantitative test and the excess of fair value over carrying value from this test, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and EBITDA margin, projections and recent merger and acquisition activity), the recent and projected financial performance of the reporting unit, as well as other factors.

Under the quantitative assessment, the fair value of the reporting unit is calculated using an average of the market approach and a discounted cash flow method, as a form of the income approach. The market approach includes the use of comparative multiples to complement discounted cash flow results. The discounted cash flow method is based on the present value of two components-projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit using the income approach is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The discount rate represents our estimate of the WACC, or expected return, that a marketplace participant would have required as of the valuation date. The application of our goodwill impairment test requires key assumptions underlying our valuation model. The discounted cash flow analysis factors in assumptions on discount rates and terminal growth rates to reflect risk profiles of key strategic revenue and cost initiatives, as well as revenue and EBITDA growth relative to history and market trends and expectations. The market multiples approach reflects significant judgment involved in the selection of comparable public company multiples and benchmarks. The selection of companies and multiples is influenced by differences in growth, profitability, and volatility in market prices of peer companies. These valuation inputs are inherently judgmental, and an adverse change in one or a combination of these inputs could result in a goodwill impairment.

During the fourth quarter of 2024, we performed a quantitative impairment assessment for our Consumer reporting unit in accordance with our policy. We applied a combination of a market approach and a discounted cash flow method reflecting current assumptions and inputs, including our revised projections, discount rate and expected growth rates. Our assessment indicated that the fair value of our Consumer reporting unit substantially exceeded its carrying value and, therefore, did not result in an impairment.

During the fourth quarter of 2025, we performed a qualitative impairment assessment for our Consumer reporting unit. Our qualitative assessment indicated that it was more likely than not that the fair value of our Consumer reporting unit exceeded its carrying value and, therefore, did not result in an impairment.

During the fourth quarters of both 2024 and 2025, we performed quantitative impairment assessments for our Business reporting unit. We performed a quantitative impairment assessment in 2024 as a result of the goodwill impairment recorded in 2023 and the competitive and market pressures experienced throughout 2024. We elected to perform a quantitative impairment assessment in 2025 given that the 2024 impairment assessment resulted in a fair value that was marginally in excess of the carrying value, as well as the sustained competitive pressures and market conditions that continued throughout 2025. In both years, we applied a combination of a market approach and a discounted cash flow method reflecting current assumptions and inputs, including our revised projections, discount rates and expected growth rates. These analyses both indicated that the fair value of our Business reporting unit exceeded its carrying value and, therefore, did not result in an impairment in either 2024 or 2025.

At the goodwill impairment measurement date of October 31, 2025, our Business reporting unit had a fair value that exceeded its carrying amount by approximately 9% and remains susceptible to future impairment risk. We do not anticipate reasonable changes in significant assumptions to change the outcome of the quantitative impairment assessment. For instance, if either the terminal value growth rate declined by 50 basis points, or if the discount rate increased by 50 basis points, or if the EBITDA margin decreased by 100 basis points, the fair value of our Business reporting unit would still exceed its carrying value. However, management believes there is a continued risk that our Business reporting unit may be required to recognize an impairment charge in the future.

A projected sustained decline in the reporting unit's revenues and earnings could have a significant negative impact on its fair value and could result in future impairment charges. Such a decline could be driven by, among other things: (1) decreases in sales volumes or long-term growth rate as a result of competitive pressures or other factors; or (2) the reporting unit's inability to achieve or delays in achieving its goals or strategic initiatives including, but not limited to, cost savings efforts. Adverse changes to macroeconomic factors, such as increases in long-term interest rates, would also negatively impact the fair value of the reporting unit.

See Note 4 to the consolidated financial statements for additional information.

Pension and Other Postretirement Benefit Plans

We maintain benefit plans for most of our employees, including, for certain employees, pension and other postretirement benefit plans. Benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets, the determination of the substantive plan and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations. Changes to one or more of these assumptions could significantly impact our accounting for pension and other postretirement benefits.

In determining pension and other postretirement obligations, the weighted-average discount rate was selected to approximate the composite interest rates available on a selection of high-quality bonds available in the market at December 31, 2025. The bonds selected had maturities that coincided with the time periods during which benefit payments are expected to occur, were non-callable (or callable with certain selection criteria met) and available in sufficient quantities to ensure marketability (at least $300 million par outstanding). Bond yields are subject to uncertainty for a number of reasons including corporate performance, credit rating downgrades and upgrades, government fiscal policy decisions, and general market volatility. The expected long-term rates of return on plan assets used in determining Verizon's pension and other postretirement obligations are based on expectations for future investment returns for the plans' asset allocation. The rates are subject to uncertainty for a number of reasons including corporate performance, credit ratings, monetary policy, inflation, exchange rates, investor behavior and general market volatility.

A sensitivity analysis of the impact of changes in the discount rate and the long-term rate of return on plan assets on the benefit obligations and expense (income) recorded, as well as an increase or a decrease in the actual versus expected return on plan assets as of December 31, 2025 and for the year then ended pertaining to Verizon's pension and postretirement benefit plans, is provided in the table below. The amounts in the table below related to discount rate changes are gross impacts on benefit obligations and expense, and do not reflect changes in asset values as a result of interest rate changes, for which our pension plan is highly hedged.

(dollars in millions)	Percentage point change	Increase/(Decrease) at December 31, 2025
Pension plans discount rate	+0.50	$ (426)
	-0.50	470
Rate of return on pension plan assets	+1.00	(67)
	-1.00	67
Postretirement plans discount rate	+0.50	(442)
	-0.50	476
Rate of return on postretirement plan assets	+1.00	(5)
	-1.00	5

In addition to our liability hedging assets, we also employ an interest rate hedging strategy to further minimize the impact of discount rate changes on the funded ratio of the pension plan. While the target hedge ratio varies depending on the funded status of the plan and the level of interest rates, the target hedge ratio was 80% at December 31, 2025, limiting volatility.

The annual measurement date for both our pension and other postretirement benefits is December 31. We use the full yield curve approach to estimate the interest cost component of net periodic benefit cost for pension and other postretirement benefits. The full yield curve approach refines our estimate of interest cost by applying the individual spot rates from a yield curve composed of the rates of return on several hundred high-quality fixed income corporate bonds available at the measurement date. These individual spot rates align with the timing of each future cash outflow for benefit payments and therefore provide a more precise estimate of interest cost.

See Note 11 to the consolidated financial statements for additional information.

Income Taxes

Our current and deferred income taxes and associated valuation allowances are impacted by events and transactions arising in the normal course of business as well as in connection with the adoption of new accounting standards, changes in tax laws and rates, acquisitions and dispositions of businesses and non-recurring items. As a global commercial enterprise, our income tax rate and the classification of income taxes can be affected by many factors, including estimates of the timing and realization of deferred income tax assets and the timing and amount of income tax payments. We account for tax benefits taken or expected to be taken in our tax returns in accordance with the accounting standard relating to the uncertainty in income taxes, which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. We review and adjust our liability for unrecognized tax benefits based on our best judgment given the facts, circumstances and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments. We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. Actual tax payments may materially differ from estimated liabilities as a result of changes in tax laws as well as unanticipated transactions impacting related income tax balances. See Note 12 to the consolidated financial statements for additional information.

Property, Plant and Equipment

Our Property, plant and equipment balance represents a significant component of our consolidated assets. We record property, plant and equipment at cost. We depreciate property, plant and equipment on a straight-line basis over the estimated useful life of the assets. The estimated useful life is subject to change due to a variety of factors such as change in asset capacity or performance, technical obsolescence, market expectations and competitive impacts. In connection with our ongoing review of the estimated useful lives of property, plant and equipment during 2025, we determined that the estimated useful life of our property, plant and equipment would remain unchanged. We expect that a one year increase in estimated useful lives of our property, plant and equipment would result in a decrease to our 2025 depreciation expense of $2.5 billion and that a one year decrease would result in an increase of approximately $3.8 billion in our 2025 depreciation expense.

Accounts Receivable

Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The gross amount of accounts receivable and corresponding allowance for credit losses are presented separately in the consolidated balance sheets. We maintain allowances for credit losses resulting from the expected failure or inability of our customers to make required payments. We recognize the allowance for credit losses at inception and reassess quarterly based on management's expectation of the asset's collectability. The allowance is based on multiple factors including historical experience with bad debts, the credit quality of the customer base, the aging of such receivables and current macroeconomic conditions, as well as management's expectations of conditions in the future, as applicable. The impact of these factors on the allowance involves significant level of estimation and is subject to uncertainty. Our allowance for credit losses is based on management's assessment of the collectability of assets pooled together with similar risk characteristics.

We record an allowance to reduce the receivables to the amount that is expected to be collectible. For device payment plan agreement receivables, we record bad debt expense based on a default and loss calculation using our proprietary loss model. The expected loss rate is determined based on customer credit scores and other qualitative factors as noted above. The loss rate is assigned individually on a customer by customer basis and the custom credit scores are then aggregated by vintage and used in our proprietary loss model to calculate the weighted-average loss rate used for determining the allowance balance. The weighted-average expected loss rate increased 0.51% at December 31, 2025 as compared to the rate at December 31, 2024. We expect that an increase or decrease of 0.25% in the weighted-average loss rate would result in a change of $167 million in bad debt expense.

We monitor the collectability of our wireless service receivables as one overall pool. Wireline service receivables are disaggregated and pooled by the following types of customers and related contracts: consumer, small and medium business, enterprise, public sector and wholesale. For wireless service receivables and wireline consumer and small and medium business receivables, the allowance is calculated based on a 12 month rolling average write-off balance multiplied by the average life-cycle of an account from billing to write-off. The risk of loss is assessed over the contractual life of the receivables and is adjusted based on the historical loss amounts for current and future conditions based on management's qualitative considerations. For enterprise, public sector and wholesale wireline receivables, the allowance for credit losses is based on historical write-off experience and individual customer credit risk, if applicable. We consider multiple factors in determining the allowance as discussed above.

If there is a deterioration of our customers' financial condition or if expected default rates differ from actual default rates on receivables, we may have to adjust our allowance for credit losses, which would affect earnings in the period the adjustments are made. See Note 8 to the consolidated financial statements for additional information.

Acquisitions and Divestitures

Spectrum License Transactions

From time to time we enter into agreements to buy, sell or exchange spectrum licenses. We believe these spectrum license transactions have allowed us to continue to enhance the reliability of our wireless network while also resulting in a more efficient use of spectrum.

In February 2021, the FCC concluded Auction 107 for C-Band wireless spectrum. In accordance with the rules applicable to the auction, Verizon was required to make payments for our allocable share of clearing costs incurred by, and incentive payments due to, the incumbent license holders associated with the auction, which were approximately $7.5 billion. During 2024, we made payments of $269 million for obligations related to clearing costs and accelerated clearing incentives. The carrying value of the wireless spectrum won in Auction 107 consists of all payments required to participate and purchase licenses in the auction, including Verizon's allocable share of clearing costs incurred by, and incentive payments due to, the incumbent license holders associated with the auction that we were obligated to pay in order to acquire the licenses, as well as capitalized interest to the extent qualifying activities have occurred.

On October 17, 2024, Verizon entered into a license purchase agreement to acquire select spectrum licenses of United States Cellular Corporation (currently known as Array Digital Infrastructure, Inc.) and certain of its subsidiaries (collectively, UScellular) for total consideration of $1.0 billion, subject to certain potential adjustments. The closing of this transaction is subject to the receipt of regulatory approvals and other closing conditions, including the sale of UScellular's wireless operations and select spectrum assets to T-Mobile US, Inc., which concluded in August 2025, and the termination of certain post-closing arrangements with respect to that sale.

See Note 3 to the consolidated financial statements for additional information regarding our spectrum license transactions.

Frontier Communications Parent, Inc.

On September 4, 2024, Verizon entered into an Agreement and Plan of Merger (the Merger Agreement) to acquire Frontier, a U.S. provider of broadband internet and other communication services. The transaction closed on January 20, 2026. Pursuant to the Merger Agreement, the Company's subsidiary merged with and into Frontier, with Frontier surviving such merger as a wholly owned subsidiary of the Company. At the effective time of the merger, each share of Frontier common stock issued and outstanding immediately prior to such time (subject to certain limited exceptions) was cancelled and converted into the right to receive an amount in cash equal to $38.50 per share, without interest.

At closing, Verizon paid approximately $9.4 billion in cash, net of cash acquired, and assumed approximately $12.9 billion of Frontier's debt, resulting in a total aggregate consideration of approximately $22.3 billion.

The financial results of Frontier will be included in the Company's consolidated results beginning on January 20, 2026, the date of the closing of the acquisition. In January 2026, we repaid approximately $5.7 billion of the debt assumed as part of the Frontier acquisition.

See Note 3 to the consolidated financial statements for additional information.

Other

On January 30, 2026, Verizon completed the acquisition of Starry, a fixed wireless broadband provider serving multi-dwelling units in five markets across the U.S. The aggregate cash consideration paid by Verizon at the closing of the transaction was insignificant.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in investment, equity and commodity prices and changes in corporate tax rates. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, forward starting interest rate swaps, interest rate swaps, interest rate caps, treasury rate locks and foreign exchange forwards. We do not hold derivatives for trading purposes.

It is our general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve our desired objectives in optimizing exposure to various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on our earnings.

Counterparties to our derivative contracts are major financial institutions with whom we have negotiated derivatives agreements (International Swaps and Derivatives Association (ISDA) master agreements) and credit support annex (CSA) agreements which provide rules for collateral exchange. The CSA agreements contain fixed cap amounts or rating based thresholds such that we or our counterparties may be required to hold or post collateral based upon changes in outstanding positions as compared to established thresholds or caps and changes in credit ratings. We do not offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value. At both December 31, 2025 and 2024, we did not hold any collateral. At December 31, 2025 and 2024, we posted $1.1 billion and $2.1 billion, respectively, of collateral related to derivative contracts under collateral exchange agreements, which were recorded as Prepaid expenses and other in our consolidated balance sheets. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect that any such nonperformance would result in a significant effect on our results of operations or financial condition due to our diversified pool of counterparties. See Note 9 to the consolidated financial statements for additional information regarding the derivative portfolio.

Interest Rate Risk

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of December 31, 2025, approximately 79% of the aggregate principal amount of our total debt portfolio consisted of fixed-rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100-basis-point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, of approximately $340 million. The interest rates on our existing long-term debt obligations are unaffected by changes to our credit ratings.

The table that follows summarizes the fair values of our long-term debt, including current maturities, and interest rate swap derivatives as of December 31, 2025 and 2024. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

| | | | | (dollars in millions) | |
Long-term debt and related derivatives		Fair Value	Fair Value assuming + 100 basis point shift		Fair Value assuming - 100 basis point shift
At December 31, 2025	$	158,955	$	150,740	$ 168,104
At December 31, 2024		142,201		135,521	149,956

Interest Rate Swaps

We enter into interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against interest rate risk exposure of designated debt issuances. At December 31, 2025 and 2024, the fair value of the liability of these contracts was $5.1 billion and $5.3 billion, respectively. At December 31, 2025 and 2024, the total notional amount of the interest rate swaps was $23.7 billion and $24.0 billion, respectively.

Foreign Currency Risk

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars is recorded as cumulative translation adjustments, which are included in Accumulated other comprehensive loss in our consolidated balance sheets. Gains and losses on foreign currency transactions are recorded in the consolidated statements of income. At December 31, 2025, our primary translation exposure was to the British Pound Sterling, Euro, Australian Dollar and Swedish Krona.

Cross Currency Swaps

We have entered into cross currency swaps to exchange our British Pound Sterling, Euro, Swiss Franc, Canadian Dollar and Australian Dollar-denominated cash flows into U.S. dollars and to fix our cash payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. The fair value of the asset of these contracts was $1.4 billion and $500 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, the fair value of the liability of these contracts was $1.2 billion and $2.7 billion, respectively. At December 31, 2025 and 2024, the total notional amount of the cross currency swaps was $36.1 billion and $32.1 billion, respectively.

Foreign Exchange Forwards

We also have foreign exchange forwards which we use as an economic hedge but for which we have elected not to apply hedge accounting. We entered into Euro foreign exchange forwards, and in prior periods, British Pound Sterling foreign exchange forwards to mitigate our foreign exchange rate risk related to non-functional currency denominated monetary assets and liabilities of international subsidiaries.

At both December 31, 2025 and 2024, the fair value of the asset and liability of these contracts was insignificant. At December 31, 2025 and 2024, the total notional amount of the foreign exchange forwards was $570 million and $620 million, respectively.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Verizon Communications Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Verizon Communications Inc. and subsidiaries' (Verizon) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Verizon as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

Verizon's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Verizon's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Verizon in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ **Ernst & Young LLP**
_____
Ernst & Young LLP
New York, New York

February 17, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Verizon Communications Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon or the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Verizon at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), Verizon's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of Verizon's management. Our responsibility is to express an opinion on Verizon's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Verizon in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Employee Benefit Obligations

Description of the Matter	The Company sponsors several pension plans and other post-employment benefit plans. At December 31, 2025, the Company's aggregate defined benefit pension obligation was $8.0 billion and exceeded the fair value of pension plan assets of $7.9 billion, resulting in an unfunded defined benefit pension obligation of $50 million. Also, at December 31, 2025, the other postretirement benefits obligation was approximately $10.6 billion. As explained in Note 11 of the consolidated financial statements, the Company updates the estimates used to measure employee benefit obligations and plan assets in the fourth quarter and upon a remeasurement event to reflect the actual return on plan assets and updated actuarial assumptions.
	Auditing the employee benefit obligations was complex due to the highly judgmental nature of the actuarial assumption relating to the discount rates used in the measurement process. This assumption had a significant effect on the projected benefit obligations.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the employee benefits obligation valuation process. For example, we tested controls over management's review of the employee benefit obligation calculations, the actuarial assumption relating to the discount rates and the data inputs provided to the actuary.
	To test the employee benefit obligations, our audit procedures included, among others, evaluating the methodologies used, the actuarial assumption relating to the discount rates and the underlying data used by the Company. We compared the actuarial assumption used by management to historical trends, current economic factors and evaluated the change in the employee benefit obligations from prior year due to the change in service cost, interest cost, actuarial gains and losses, benefit payments, contributions and other activities. In addition, we involved an actuarial specialist to assist in evaluating management's methodology for determining the discount rates that reflect the maturity and duration of the benefit payments and are used to measure the employee benefit obligations. As part of this assessment, we compared the projected cash flows to prior year projections and compared the current year benefits paid to the prior year projected cash flows. We also tested the completeness and accuracy of the underlying data.

/s/ **Ernst & Young LLP**

Ernst & Young LLP

We have served as Verizon's auditor since 2000.

New York, New York

February 17, 2026

Consolidated Statements of Income

Verizon Communications Inc. and Subsidiaries

Years Ended December 31,		(dollars in millions, except per share amounts)				
		2025		2024		2023
Operating Revenues						
Service revenues and other	$	**112,721**	$	111,571	$	109,652
Wireless equipment revenues		**25,470**		23,217		24,322
Total Operating Revenues		**138,191**		134,788		133,974
Operating Expenses						
Cost of services (exclusive of items shown below)		**27,789**		27,997		28,100
Cost of wireless equipment		**28,976**		26,100		26,787
Selling, general and administrative expense		**33,818**		34,113		32,745
Depreciation and amortization expense		**18,349**		17,892		17,624
Verizon Business Group goodwill impairment		**—**		—		5,841
Total Operating Expenses		**108,932**		106,102		111,097
Operating Income		**29,259**		28,686		22,877
Equity in earnings (losses) of unconsolidated businesses		**—**		(53)		(53)
Other income (expense), net		**107**		995		(313)
Interest expense		**(6,694)**		(6,649)		(5,524)
Income Before Provision For Income Taxes		**22,672**		22,979		16,987
Provision for income taxes		**(5,064)**		(5,030)		(4,892)
Net Income	$	**17,608**	$	17,949	$	12,095
Net income attributable to noncontrolling interests	$	**434**	$	443	$	481
Net income attributable to Verizon		**17,174**		17,506		11,614
Net Income	$	**17,608**	$	17,949	$	12,095
Basic Earnings Per Common Share						
Net income attributable to Verizon	$	**4.06**	$	4.15	$	2.76
Weighted-average shares outstanding (in millions)		**4,226**		4,218		4,211
Diluted Earnings Per Common Share						
Net income attributable to Verizon	$	**4.06**	$	4.14	$	2.75
Weighted-average shares outstanding (in millions)		**4,231**		4,223		4,215

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income
Verizon Communications Inc. and Subsidiaries

						(dollars in millions)
Years Ended December 31,		**2025**		2024		2023
Net Income	$	**17,608**	$	17,949	$	12,095
Other Comprehensive Income (Loss), Net of Tax (Expense) Benefit						
Foreign currency translation adjustments, net of tax of $26, $(13) and $6		**126**		(97)		62
Unrealized gain (loss) on cash flow hedges, net of tax of $3, $(27) and $(30)		**(8)**		81		88
Unrealized gain (loss) on fair value hedges, net of tax of $306, $(162) and $(181)		**(917)**		484		536
Unrealized gain (loss) on marketable securities, net of tax of $(1), $1 and $(2)		**5**		(3)		7
Defined benefit pension and postretirement plans, net of tax of $4, $4 and $68		**(10)**		(8)		(208)
Other comprehensive income (loss) attributable to Verizon		**(804)**		457		485
Total Comprehensive Income	$	**16,804**	$	18,406	$	12,580
Comprehensive income attributable to noncontrolling interests	$	**434**	$	443	$	481
Comprehensive income attributable to Verizon		**16,370**		17,963		12,099
Total Comprehensive Income	$	**16,804**	$	18,406	$	12,580

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

Verizon Communications Inc. and Subsidiaries

(dollars in millions, except per share amounts)

At December 31,		2025		2024
Assets				
Current assets				
Cash and cash equivalents	$	19,048	$	4,194
Accounts receivable		28,347		27,261
Less Allowance for credit losses		1,250		1,152
Accounts receivable, net		27,097		26,109
Inventories		2,441		2,247
Prepaid expenses and other		8,336		7,973
Total current assets		56,922		40,523
Property, plant and equipment		337,991		331,406
Less Accumulated depreciation		228,524		222,884
Property, plant and equipment, net		109,467		108,522
Investments in unconsolidated businesses		785		842
Wireless licenses		157,039		156,613
Goodwill		22,841		22,841
Other intangible assets, net		10,458		11,129
Operating lease right-of-use assets		23,498		24,472
Other assets		23,248		19,769
Total assets	$	404,258	$	384,711
Liabilities and Equity				
Current liabilities				
Debt maturing within one year	$	18,618	$	22,633
Accounts payable and accrued liabilities		24,981		23,374
Current operating lease liabilities		4,542		4,415
Other current liabilities		14,229		14,349
Total current liabilities		62,370		64,771
Long-term debt		139,532		121,381
Employee benefit obligations		11,099		11,997
Deferred income taxes		48,717		46,732
Non-current operating lease liabilities		18,951		19,928
Other liabilities		17,848		19,327
Total long-term liabilities		236,147		219,365
Commitments and Contingencies (Note 16)				
Equity				
Series preferred stock ($0.10 par value; 250,000,000 shares authorized; none issued)		—		—
Common stock ($0.10 par value; 6,250,000,000 shares authorized in each period; 4,291,433,646 shares issued in each period)		429		429
Additional paid in capital		13,372		13,466
Retained earnings		94,744		89,110
Accumulated other comprehensive loss		(1,727)		(923)
Common stock in treasury, at cost (74,258,296 and 81,753,488 shares outstanding)		(3,255)		(3,583)
Deferred compensation – employee stock ownership plans (ESOPs) and other		897		738
Noncontrolling interests		1,281		1,338
Total equity		105,741		100,575
Total liabilities and equity	$	404,258	$	384,711

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Verizon Communications Inc. and Subsidiaries

			(dollars in millions)	
Years Ended December 31,		**2025**	2024	2023
Cash Flows from Operating Activities				
Net Income	$	**17,608**	$ 17,949	$ 12,095
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization expense		**18,349**	17,892	17,624
Employee retirement benefits		**1,025**	(52)	1,206
Deferred income taxes		**2,340**	815	2,388
Provision for expected credit losses		**2,349**	2,338	2,214
Equity in losses of unconsolidated businesses, inclusive of dividends received		**42**	75	84
Verizon Business Group goodwill impairment		**—**	—	5,841
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:				
Accounts receivable		**(2,513)**	(2,565)	(2,198)
Inventories		**(232)**	(196)	287
Prepaid expenses and other		**(1,394)**	(626)	(435)
Accounts payable and accrued liabilities and Other current liabilities		**1,819**	1,109	2,079
Other, net		**(2,256)**	173	(3,710)
Net cash provided by operating activities		**37,137**	36,912	37,475
Cash Flows from Investing Activities				
Capital expenditures (including capitalized software)		**(17,011)**	(17,090)	(18,767)
Cash paid related to acquisitions of businesses, net of cash acquired		**—**	—	(30)
Acquisitions of wireless licenses		**(450)**	(900)	(5,796)
Other, net		**801**	(684)	1,161
Net cash used in investing activities		**(16,660)**	(18,674)	(23,432)
Cash Flows from Financing Activities				
Proceeds from long-term borrowings		**18,268**	3,146	2,018
Proceeds from asset-backed long-term borrowings		**9,338**	12,422	6,594
Repayments of long-term borrowings and finance lease obligations		**(11,352)**	(11,854)	(6,181)
Repayments of asset-backed long-term borrowings		**(8,437)**	(8,490)	(4,443)
Dividends paid		**(11,481)**	(11,249)	(11,025)
Other, net		**(1,949)**	(1,075)	(1,620)
Net cash used in financing activities		**(5,613)**	(17,100)	(14,657)
Increase (decrease) in cash, cash equivalents and restricted cash		**14,864**	1,138	(614)
Cash, cash equivalents and restricted cash, beginning of period		**4,635**	3,497	4,111
Cash, cash equivalents and restricted cash, end of period (Note 1)	$	**19,499**	$ 4,635	$ 3,497

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity

Verizon Communications Inc. and Subsidiaries

Years Ended December 31,	(dollars in millions, except per share amounts, and shares in thousands)					
	2025		2024		2023	
	Shares	**Amount**	Shares	Amount	Shares	Amount
Common Stock						
Balance at beginning of year	**4,291,434**	**$ 429**	4,291,434	$ 429	4,291,434	$ 429
Balance at end of year	**4,291,434**	**429**	4,291,434	429	4,291,434	429
Additional Paid In Capital						
Balance at beginning of year		**13,466**		13,631		13,420
Other		**(94)**		(165)		211
Balance at end of year		**13,372**		13,466		13,631
Retained Earnings						
Balance at beginning of year		**89,110**		82,915		82,380
Net income attributable to Verizon		**17,174**		17,506		11,614
Dividends declared ($2.735, $2.685, $2.635 per share)		**(11,539)**		(11,306)		(11,082)
Other		**(1)**		(5)		3
Balance at end of year		**94,744**		89,110		82,915
Accumulated Other Comprehensive Income (Loss)						
Balance at beginning of year attributable to Verizon		**(923)**		(1,380)		(1,865)
Foreign currency translation adjustments		**126**		(97)		62
Unrealized gain (loss) on cash flow hedges		**(8)**		81		88
Unrealized gain (loss) on fair value hedges		**(917)**		484		536
Unrealized gain (loss) on marketable securities		**5**		(3)		7
Defined benefit pension and postretirement plans		**(10)**		(8)		(208)
Other comprehensive income (loss)		**(804)**		457		485
Balance at end of year attributable to Verizon		**(1,727)**		(923)		(1,380)
Treasury Stock						
Balance at beginning of year	**(81,753)**	**(3,583)**	(87,173)	(3,821)	(91,572)	(4,013)
Employee plans (Note 14)	**7,482**	**328**	5,407	237	4,380	191
Shareholder plans (Note 14)	**13**	**—**	13	1	19	1
Balance at end of year	**(74,258)**	**(3,255)**	(81,753)	(3,583)	(87,173)	(3,821)
Deferred Compensation-ESOPs and Other						
Balance at beginning of year		**738**		656		793
Restricted stock equity grant		**582**		447		296
Amortization		**(423)**		(365)		(433)
Balance at end of year		**897**		738		656
Noncontrolling Interests						
Balance at beginning of year		**1,338**		1,369		1,319
Total comprehensive income		**434**		443		481
Distributions and other		**(491)**		(474)		(431)
Balance at end of year		**1,281**		1,338		1,369
Total Equity		**$ 105,741**		$ 100,575		$ 93,799

See Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Verizon Communications Inc. (the Company) is a holding company that, acting through its subsidiaries (together with the Company, collectively, Verizon), is one of the world's leading providers of communications, technology, information and streaming products and services to consumers, businesses and government entities. With a presence around the world, we offer data, video and voice services and solutions on our networks and platforms that are designed to meet customers' demand for mobility, reliable network connectivity and security.

We have two reportable segments that we operate and manage as strategic business units - Verizon Consumer Group (Consumer) and Verizon Business Group (Business).

Our Consumer segment provides consumer-focused wireless and wireline communications services and products. Our wireless services are provided across one of the most extensive wireless networks in the United States (U.S.) under the Verizon family of brands and through wholesale and other arrangements. We also provide fixed wireless access (FWA) broadband through our fifth-generation (5G) or fourth-generation (4G) Long-Term Evolution (LTE) networks as an alternative to traditional landline internet access. As of December 31, 2025, our wireline services are provided in nine states in the Mid-Atlantic and Northeastern U.S., as well as Washington D.C., over our 100% fiber-optic network through our Verizon Fios product portfolio and over a traditional copper-based network to customers who are not served by Fios.

Our Business segment provides wireless and wireline communications services and products, including mobility communication services, FWA and wireline broadband, Internet of Things (IoT) connectivity solutions, advanced communication services, corporate networking solutions, local and long distance voice services, and security and managed network services. We provide these products and services to businesses, public sector customers and wireless and wireline carriers across the U.S. and a subset of these products and services to customers around the world.

Consolidation

The method of accounting applied to investments, whether consolidated or equity, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries, as well as variable interest entities (VIE) where we are deemed to be the primary beneficiary. For controlled subsidiaries that are not wholly-owned, the noncontrolling interests are included in Net income and Total equity. Investments in businesses that we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Equity method investments are included in Investments in unconsolidated businesses in our consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

We have reclassified certain prior year amounts to conform to the current year presentation.

Use of Estimates

We prepare our financial statements using U.S. generally accepted accounting principles (GAAP), which requires management to make estimates and assumptions that affect reported amounts and disclosures. These estimates and assumptions take into account historical and forward-looking factors that the Company believes are reasonable. Actual results could differ significantly from those estimates.

Examples of significant estimates include the allowance for credit losses, the recoverability of property, plant and equipment and other long-lived assets, the incremental borrowing rate for the lease liability, fair value measurements, including those related to financial instruments, goodwill, spectrum licenses and intangible assets, unrecognized tax benefits, valuation allowances on tax assets, pension and postretirement benefit obligations, contingencies and the identification and valuation of assets acquired and liabilities assumed in connection with business combinations.

Revenue Recognition

We earn revenue from contracts with customers, primarily through the provision of telecommunications and other services and through the sale of wireless equipment. These services include a variety of communication and connectivity services for our Consumer and Business customers including other carriers that use our facilities to provide services to their customers, as well as professional and integrated managed services for our large enterprise and government customers. We account for these revenues under Topic 606.

We also earn revenues that are not accounted for under Topic 606 from leasing arrangements (such as those for towers and equipment), captive reinsurance arrangements primarily related to wireless device insurance and the interest recognized when equipment is sold to the customer by an authorized agent under a device payment plan agreement.

Nature of Products and Services

Telecommunications

Service

We offer wireless services through a variety of plans on a postpaid or prepaid basis. For wireless service, we recognize revenue using an output method, either as the service allowance units are used or as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of service to the customer. Monthly service is generally billed in advance, which results in a contract liability. See Note 2 for additional information. For postpaid plans, where monthly usage exceeds the allowance, the overage usage represents options held by the customer for incremental services and the usage-based fee is recognized when the customer exercises the option (typically on a month-to-month basis).

For our contracts related to wireline communication and connectivity services, in general, fixed monthly fees for service are billed one month in advance, which results in a contract liability, and service revenue is recognized over the enforceable contract term as the service is rendered, as the customer simultaneously receives and consumes the benefits of the services through network access and usage. While substantially all of our wireline service revenue contracts are the result of providing access to our networks, revenue from services that are not fixed in amount and, instead, are based on usage are generally billed in arrears and recognized as the usage occurs.

Equipment

We sell wireless devices and accessories under the Verizon brand and other brands. Equipment revenue is generally recognized when the products are delivered to and accepted by the customer, as this is when control passes to the customer. In addition to offering the sale of equipment on a standalone basis, we have two primary offerings through which customers pay for a wireless device, in connection with a service contract: fixed-term plans (for our Business customers) and device payment plans.

Under a fixed-term plan, the customer is sold the wireless device without any upfront charge or at a discounted price in exchange for entering into a fixed-term service contract (typically for a term of 36 months or less).

Under a device payment plan, the customer is sold the wireless device in exchange for a non-interest-bearing installment note, which is repaid by the customer, typically over a 36-month term, and concurrently enters into a month-to-month contract for wireless service. We may offer certain promotions that provide billing credits applied over a specified term, contingent upon the customer maintaining service. The credits are included in the transaction price, which are allocated to the performance obligations based on their relative selling price and are recognized when earned.

A financing component exists in both our fixed-term plans and device payment plans because the timing of the payment for the device, which occurs over the contract term, differs from the satisfaction of the performance obligation, which occurs at contract inception upon transfer of the device to the customer. We periodically assess, at the contract level, the significance of the financing component inherent in our fixed-term and device payment plan receivable based on qualitative and quantitative considerations related to our customer classes. These considerations include assessing the commercial objective of our plans, the term and duration of financing provided, interest rates prevailing in the marketplace, and credit risks of our customer classes, all of which impact our selection of appropriate discount rates. Based on current facts and circumstances, we determined that the financing component in our existing wireless device payments and fixed-term contracts sold through the direct channel is not significant and therefore is not accounted for separately. See Note 8 for additional information on the interest on equipment financed on a device payment plan agreement when sold to the customer by an authorized agent in our indirect channel.

Wireless Contracts

For our wireless contracts, total contract revenue, which represents the transaction price for wireless service and wireless equipment, is allocated between service and equipment revenue based on their estimated standalone selling prices. We estimate the standalone selling price of the device or accessory to be its retail price excluding subsidies or conditional purchase discounts. We estimate the standalone selling price of wireless service to be the price that we offer to customers on month-to-month contracts that can be cancelled at any time without penalty (i.e., when there is no fixed-term for service) or when service is procured without the concurrent purchase of a wireless device. In addition, we also assess whether the service term is impacted by certain legally enforceable rights and obligations in our contract with customers, such as penalties that a customer would have to pay to early terminate a fixed-term contract or billing credits that would cease if the month-to-month wireless service is canceled. The assessment of these legally enforceable rights and obligations involves judgment and impacts our determination of the transaction price and related disclosures.

From time to time, we may offer certain promotions that provide our customers on device payment plans with the right to upgrade to a new device after paying a specified portion of their device payment plan agreement amount and trading in their device in good working order. We account for this trade-in right as a guarantee obligation. The full amount of the trade-in right's fair value is recognized as a guarantee liability and results in a reduction to the revenue recognized upon the sale of the device. The total transaction price is reduced by the guarantee, which is accounted for outside the scope of Topic 606, and the remaining transaction price is allocated between the performance obligations within the contract.

Our fixed-term plans generally include the sale of a wireless device at subsidized prices. This results in the creation of a contract asset at the time of sale, which represents the recognition of equipment revenue in excess of amounts billed.

For our device payment plans, billing credits are accounted for as consideration payable to a customer and are included in the determination of total transaction price, resulting in a contract liability.

We may provide a right of return on our products and services for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price, and accordingly we recognize revenue based on the estimated amount to which we expect to be entitled after considering expected returns. Returns and credits are estimated at contract inception and updated at the end of each reporting period as additional information becomes available. We also may provide credits or incentives on our products and services for contracts with resellers, which are accounted for as variable consideration when estimating the amount of revenue to recognize.

Wireline Contracts

Total consideration for wireline services that are bundled in a single contract is allocated to each performance obligation based on our standalone selling price for each service. While many contracts include one or more service performance obligations, the revenue recognition pattern is generally not impacted by the allocation since the services are generally satisfied over the same period of time. We estimate the standalone selling price to be the price of the services when sold on a standalone basis without any promotional discount. In addition, we also assess whether the service term is impacted by certain legally enforceable rights and obligations in our contract with customers such as penalties that a customer would have to pay to early terminate a fixed-term contract. The assessment of these legally enforceable rights and obligations involves judgment and impacts our determination of transaction price and related disclosures.

We may provide performance-based credits or incentives on our products and services for contracts with our Business customers, which are accounted for as variable consideration when estimating the transaction price. Credits are estimated at contract inception and are updated at the end of each reporting period as additional information becomes available.

Wireless and Wireline Contracts

For offers that include third-party providers, we evaluate whether we are acting as the principal or as the agent with respect to the goods or services provided to the customer. This principal-versus-agent assessment involves judgment and focuses on whether the facts and circumstances of the arrangement indicate that the goods or services were controlled by us prior to transferring them to the customer. To evaluate if we have control, we consider various factors including whether we are primarily responsible for fulfillment, bear risk of loss and have discretion over pricing.

Other

We offer telematics services including smart fleet management and optimization software. Telematics service revenue is generated primarily through subscription contracts. We recognize revenue over time for our subscription contracts.

We report taxes collected from customers on behalf of governmental authorities on revenue-producing transactions on a net basis.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, principally to Cost of services as these costs are incurred.

Advertising Costs

Costs for advertising products and services, as well as other promotional and sponsorship costs, are charged to Selling, general and administrative expense in the periods in which they are incurred. See Note 15 for additional information.

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the period. Where appropriate, diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans.

There were a total of approximately 4.7 million, 4.7 million, and 4.2 million outstanding dilutive securities, primarily consisting of performance stock units and restricted stock units, included in the computation of diluted earnings per common share for the years ended December 31, 2025, 2024, and 2023, respectively.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value and includes amounts held in money market funds.

Cash collections on the receivables and on the underlying receivables related to the participation interest collateralizing our asset-backed debt securities are required at certain specified times to be placed into segregated accounts. Deposits to the segregated accounts are considered restricted cash.

Cash, cash equivalents and restricted cash are included in the following line items in the consolidated balance sheets:

(dollars in millions)

At December 31,		2025		2024		Increase / (Decrease)
Cash and cash equivalents	$	19,048	$	4,194	$	14,854
Restricted cash:						
Prepaid expenses and other		297		319		(22)
Other assets		154		122		32
Cash, cash equivalents and restricted cash	$	**19,499**	$	**4,635**	$	**14,864**

Investments in Debt and Equity Securities

Investments in equity securities that are not accounted for under equity method accounting or result in consolidation are to be measured at fair value. For investments in equity securities without readily determinable fair values, Verizon elects the measurement alternative permitted under GAAP to measure these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. For investments in debt securities without quoted prices, Verizon uses an alternative matrix pricing method. Investments in equity securities that do not result in consolidation of the investee are included in Investments in unconsolidated businesses and debt securities are included in Other assets in our consolidated balance sheets.

Allowance for Credit Losses

Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The gross amount of accounts receivable and corresponding allowance for credit losses are presented separately in the consolidated balance sheets. We maintain allowances for credit losses resulting from the expected failure or inability of our customers to make required payments. We recognize the allowance for credit losses at inception and reassess quarterly based on management's expectation of the asset's collectability. The allowance is based on multiple factors including historical experience with bad debts, the credit quality of the customer base, the aging of such receivables and current macroeconomic conditions, as well as management's expectations of conditions in the future, as applicable. Our allowance for credit losses is based on management's assessment of the collectability of assets pooled together with similar risk characteristics.

We pool our device payment plan agreement receivables based on the credit quality indicators and shared risk characteristics of "new customers" and "existing customers." New customers are defined as customers who have been with Verizon for less than 210 days. Existing customers are defined as customers who have been with Verizon for 210 days or more. We record an allowance to reduce the receivables to the amount that is expected to be collectible. For device payment plan agreement receivables, we record bad debt expense based on a default and loss calculation using our proprietary loss model. The expected loss rate is determined based on customer credit scores and other qualitative factors as noted above. The loss rate is assigned individually on a customer by customer basis and the custom credit scores are then aggregated by vintage and used in our proprietary loss model to calculate the weighted-average loss rate used for determining the allowance balance.

We monitor the collectability of our wireless service receivables as one overall pool. Wireline service receivables are disaggregated and pooled by the following types of customers and related contracts: consumer, small and medium business, enterprise, public sector and wholesale. For wireless service receivables and wireline consumer and small and medium business receivables, the allowance is calculated based on a 12 month rolling average write-off balance multiplied by the average life-cycle of an account from billing to write-off. The risk of loss is assessed over the contractual life of the receivables and is adjusted based on the historical loss amounts for current and future conditions based on management's qualitative considerations. For enterprise, public sector and wholesale wireline receivables, the allowance for credit losses is based on historical write-off experience and individual customer credit risk, if applicable. We consider multiple factors in determining the allowance as discussed above.

Inventories

Inventory consists of wireless and wireline equipment held for sale, which is carried at the lower of cost (determined principally on either an average cost or first-in, first-out basis) or net realizable value.

Property, Plant and Equipment and Depreciation

We record property, plant and equipment at cost. Property, plant and equipment are generally depreciated on a straight-line basis.

Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the remaining term of the related lease, calculated from the time the asset was placed in service.

When depreciable assets are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the property, plant and equipment accounts and any gains or losses on disposition are recognized in Selling, general and administrative expense.

We capitalize and depreciate network software purchased or developed within property, plant and equipment assets. We also capitalize interest associated with the acquisition or construction of network-related assets. Capitalized interest is reported as a reduction in interest expense and depreciated as part of the cost of the network-related assets.

Computer Software and Cloud Computing Costs

We capitalize the cost of internal-use network and non-network software and defer certain costs associated with cloud computing service arrangements that have a useful life and term in excess of one year. Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they add significant new functionality. Planning, software maintenance and training costs for internal-use software and cloud computing arrangements are expensed in the period in which they are incurred. We capitalize interest associated with the development of internal-use network and non-network software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 3 to 7 years and are included in Other intangible assets, net in our consolidated balance sheets. Costs incurred in implementing a cloud computing service arrangement are deferred during the application-development stage and recorded as Prepaid expense and other in our consolidated balance sheets. Once a project is substantially complete and ready for its intended use, we stop deferring the related cloud computing arrangement costs.

For a discussion of our impairment policy for capitalized non-network software costs, see "Goodwill and Other Intangible Assets" below. See Note 4 for additional information of internal-use non-network software reflected in our consolidated balance sheets. Similar to capitalized software costs, deferred costs associated with cloud computing arrangements are subject to impairment testing.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually in the fourth quarter or more frequently if impairment indicators are present.

To determine if goodwill is potentially impaired, we have the option to perform a qualitative assessment. However, we may elect to bypass the qualitative assessment and perform a quantitative impairment test even if no indications of a potential impairment exist. It is our policy to perform quantitative impairment assessment at least every three years.

Under the qualitative assessment, we consider several factors, including the enterprise value of the reporting unit from the last quantitative test and the excess of fair value over carrying value from this test, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) margin, projections and recent merger and acquisition activity), the recent and projected financial performance of the reporting unit, as well as other factors.

The quantitative impairment test for goodwill is performed at the reporting unit level and compares the fair value of the reporting unit (calculated using a combination of a market approach and a discounted cash flow method, as a form of the income approach) to its carrying value. Estimated fair values of reporting units are Level 3 measures in the fair value hierarchy, see "Fair Value Measurements" discussion below for additional information. The market approach includes the use of comparative multiples of guideline companies to complement discounted cash flow results. The discounted cash flow method is based on the present value of two components, projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The discount rate represents our estimate of the weighted-average cost of capital, or expected return, that a marketplace participant would have required as of the valuation date. If the carrying value exceeds the fair value, an impairment charge is booked for the excess carrying value over fair value, limited to the total amount of goodwill of that reporting unit. During the fourth quarter each year, we update our three-year strategic planning review for each of our reporting units. Those plans consider current economic conditions and trends, estimated future operating results, our view of growth-rates and anticipated future economic and regulatory conditions.

See Note 4 for additional information regarding our goodwill impairment testing.

Intangible Assets Not Subject to Amortization

A significant portion of our intangible assets are wireless licenses that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten to fifteen years, such licenses are subject to renewal by the Federal Communications Commission (FCC). License renewals have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset. We re-evaluate the useful life determination for wireless licenses each year to determine whether events and circumstances continue to support an indefinite useful life. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network.

We test our wireless licenses for potential impairment annually or more frequently if impairment indicators are present. We have the option to first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. However, we may elect to bypass the qualitative assessment in any period and proceed directly to performing the quantitative impairment test. It is our policy to perform a quantitative impairment assessment at least every three years.

As part of our qualitative assessment we consider several factors including the enterprise value of our combined wireless business, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and subscriber growth, as well as recent merger and acquisition activity), the recent and projected financial performance of our combined wireless business as a whole, as well as other factors including the result of our last quantitative assessment. See Note 4 for additional information regarding our impairment tests.

Our quantitative impairment assessment consists of comparing the estimated fair value of our aggregate wireless licenses to the aggregated carrying amount as of the test date. Under our quantitative assessment, we estimate the fair value of our wireless licenses using the Greenfield approach. The Greenfield approach is an income based valuation approach that values the wireless licenses by calculating the cash flow generating potential of a hypothetical start-up company that goes into business with no assets except the wireless licenses to be valued. A discounted cash flow analysis is used to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the estimated fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, then an impairment charge is recognized.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when the development is discontinued or substantially completed and the license is ready for its intended use.

Wireless licenses can be purchased through public auctions conducted by the FCC. Deposits required to participate in these auctions and purchase licenses are recorded within Other assets in our consolidated balance sheets until the corresponding licenses are received and within Net cash used in investing activities in our consolidated statements of cash flows.

Intangible Assets Subject to Amortization and Long-Lived Assets

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their estimated useful lives. All of our intangible assets subject to amortization and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications of impairment are present, we would test for recoverability by comparing the carrying amount of the asset group to the net undiscounted cash flows expected to be generated from the asset group. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset group and record an impairment, if any. We re-evaluate the useful life determinations for these intangible assets each year to determine whether events and circumstances warrant a revision to their remaining useful lives.

See Note 4 for information related to the carrying amount of goodwill, wireless licenses and other intangible assets, as well as the major components and average useful lives of our other acquired intangible assets.

Leases

We lease network equipment including towers, distributed antenna systems, small cells, real estate, connectivity mediums which include dark fiber, equipment, and other various types of assets for use in our operations under both operating and finance leases. We assess whether an arrangement is a lease or contains a lease at inception. For arrangements considered leases or that contain a lease that is accounted for separately, we determine the classification and initial measurement of the right-of-use asset and lease liability at the lease commencement date, which is the date that the underlying asset becomes available for use.

For both operating and finance leases, we recognize a right-of-use asset, which represents our right to use the underlying asset for the lease term, and a lease liability, which represents the present value of our obligation to make payments arising over the lease term. The present value of the lease payments is calculated using the incremental borrowing rate for operating and finance leases. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. Management uses the unsecured borrowing rate and risk-adjusts that rate to approximate a collateralized rate, which is updated on a quarterly basis.

In those circumstances where Verizon is the lessee, we account for non-lease components associated with our leases (e.g., common area maintenance costs) and lease components as a single lease component for substantially all of our asset classes. Additionally, in arrangements where we are the lessor, we have customer premise equipment for which we account for non-lease components (e.g., service revenue) and lease components as combined components under the revenue recognition guidance in Topic 606 as the service revenues are the predominant components in the arrangements.

Rent expense for operating leases is recognized on a straight-line basis over the term of the lease and is included in either Cost of services or Selling, general and administrative expense in our consolidated statements of income, based on the use of the facility or equipment on which rent is being paid. Variable rent payments related to both operating and finance leases are expensed in the period incurred. Our variable lease payments consist of payments dependent on various external indicators, including real estate taxes, common area maintenance charges and utility usage.

Operating leases with a term of 12 months or less are not recorded in our consolidated balance sheets; we recognize rent expense for these leases on a straight-line basis over the lease term.

We recognize the amortization of the right-of-use asset for our finance leases on a straight-line basis over the shorter of the lease term or the useful life of the right-of-use asset in Depreciation and amortization expense in our consolidated statements of income. The interest expense related to finance leases is recognized using the effective interest method based on the discount rate determined at lease commencement and is included within Interest expense in our consolidated statements of income.

See Note 6 for additional information related to leases, including disclosure required under Topic 842.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities
Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 — Unobservable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their categorization within the fair value hierarchy.

Income Taxes

Our effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available to us in the various jurisdictions in which we operate.

Deferred income taxes are provided for temporary differences in the basis between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at tax rates in effect for the years in which those tax assets and liabilities are expected to be realized or settled. We record valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized.

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset or an increase in a deferred tax liability.

Significant management judgment is required in evaluating our tax positions and in determining our effective tax rate.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values. See Note 10 for additional information.

Foreign Currency Translation and Transactions

The functional currency of our foreign operations is generally the local currency. For these foreign entities, we translate their financial statements into U.S. dollars using average exchange rates for the period for income statement amounts and using end-of-period exchange rates for assets and liabilities. We record these translation adjustments in Accumulated other comprehensive loss, a separate component of Equity, in our consolidated balance sheets. We record exchange gains and losses resulting from the conversion of transaction currency to functional currency as a component of Other income (expense), net.

Employee Benefit Plans

Pension and postretirement health care and life insurance benefits earned during the year, as well as interest on projected benefit obligations, are accrued. Prior service costs and credits resulting from changes in plan benefits are generally amortized over the average remaining service period of the employees expected to receive benefits. Expected return on plan assets is determined by applying the return on assets assumption to the actual fair value of plan assets. Actuarial gains and losses are recognized in Other income (expense), net in the year in which they occur. These gains and losses are measured annually as of December 31 and upon a remeasurement event. Verizon management employees no longer earn pension benefits or earn service towards the Company retiree medical subsidy. See Note 11 for additional information.

We recognize a pension or a postretirement plan's funded status as either an asset or liability in the consolidated balance sheets. Also, we measure any unrecognized prior service costs and credits that arise during the period as a component of Accumulated other comprehensive income (loss), net of applicable income tax.

Derivative Instruments

We enter into derivative transactions primarily to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, forward starting interest rate swaps, interest rate swaps, treasury rate locks, interest rate caps, swaptions and foreign exchange forwards. We do not hold derivatives for trading purposes.

We measure all derivatives at fair value and recognize them as either assets or liabilities in our consolidated balance sheets. Our derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments applied as economic hedges are recognized in earnings in the current period. For fair value hedges, the change in the fair value of the derivative instruments is recognized in earnings, along with the change in the fair value of the hedged item. Unrealized gains or losses on excluded components of fair value hedges are recorded in Other comprehensive income (loss) and are recognized into earnings on a systematic and rational basis through the swap accrual over the life of the hedged item. For cash flow hedges, the change in the fair value of the derivative instruments is reported in Other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings. For net investment hedges of certain of our foreign operations, the change in the fair value of the hedging instruments is reported in Other comprehensive income (loss) as part of the cumulative translation adjustment and partially offsets the impact of foreign currency changes on the value of our net investment.

Cash flows from derivatives, which are designated as accounting hedges or applied as economic hedges, are presented consistently with the cash flow classification of the related hedged items. See Note 9 for additional information.

Variable Interest Entities

VIEs are entities that lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. We consolidate the assets and liabilities of VIEs when we are deemed to be the primary beneficiary. The primary beneficiary is the party that has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Note 2. Revenue and Contract Costs

We earn revenue from contracts with customers, primarily through the provision of telecommunications and other services and through the sale of wireless equipment.

Revenue by Category

We have two reportable segments that we operate and manage as strategic business units, Consumer and Business. Revenue is disaggregated by products and services within Consumer, and customer groups (Enterprise and Public Sector, Business

Markets and Other, and Wholesale) within Business. See Note 13 for additional information on revenue by segment, including Corporate and other.

We also earn revenues that are not accounted for under Topic 606 from leasing arrangements (such as those for towers and equipment), captive reinsurance arrangements primarily related to wireless device insurance and the interest recognized when equipment is sold to the customer by an authorized agent under a device payment plan agreement. We have elected the practical expedient within Topic 842, to combine the lease and non-lease components for those customer arrangements under Topic 606 that involve customer premise equipment where we are the lessor.

Remaining Performance Obligations

When allocating the total contract transaction price to identified performance obligations, a portion of the total transaction price may relate to service performance obligations which were not satisfied or are partially satisfied as of the end of the reporting period. Below we disclose information relating to these unsatisfied performance obligations. We apply the practical expedient available under Topic 606 that provides the option to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less. This situation primarily arises with respect to certain month-to-month service contracts. At December 31, 2025, month-to-month service contracts represented approximately 95% of our wireless postpaid contracts and approximately 94% of our wireline Consumer and our Business Markets and Other contracts, compared to December 31, 2024, for which month-to-month service contracts represented approximately 95% of both our wireless postpaid contracts and our wireline Consumer and our Business Markets and Other contracts.

Additionally, certain contracts provide customers the option to purchase additional services. The fees related to these additional services are recognized when the customer exercises the option (typically on a month-to-month basis).

Contracts for wireless services, with or without promotional credits that require maintenance of service, are generally either month-to-month and cancellable at any time, or considered to contain terms ranging from greater than one month to up to thirty-six months (typically under a device payment plan associated with a promotion or a fixed-term plan). Additionally, customers may incur charges based on usage or additional optional services purchased in conjunction with entering into a contract that can be cancelled at any time and therefore are not included in the transaction price. The transaction price allocated to service performance obligations, which are not satisfied or are partially satisfied as of the end of the reporting period, are generally related to contracts that are not accounted for as month-to-month contracts.

Our Consumer group customers also include traditional wholesale resellers that purchase and resell wireless service under their own brands to their respective customers. Reseller arrangements generally include a stated contract term, which typically extends longer than two years and, in some cases, include a periodic minimum revenue commitment over the contract term for which revenues will be recognized in future periods.

Consumer customer contracts for wireline services are generally month-to-month; however, they may have a service term of two years or shorter than twelve months. Certain contracts with Business customers for wireline services extend into future periods, contain fixed monthly fees and usage-based fees, and can include annual commitments in each year of the contract or commitments over the entire specified contract term; however, a significant number of contracts for wireline services with our Business customers have a contract term that is twelve months or less.

Additionally, there are certain contracts with Business customers for wireline services that have a contractual minimum fee over the total contract term. We cannot predict the time period when revenue will be recognized related to those contracts; thus, they are excluded from the expected recognition timeframe below. These contracts have varying terms spanning over approximately twenty-eight years ending in September 2053 and have aggregate contract minimum payments totaling $1.3 billion.

At December 31, 2025, the aggregate amount of the transaction price related to unsatisfied performance obligations was $58.1 billion, of which we expect to recognize substantially all of the revenue from origination over the next thirty-six months, with the remainder recognized thereafter. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations and changes in the timing and scope of contracts, arising from contract modifications.

Accounts Receivable and Contract Balances

The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our consolidated balance sheets represent an unconditional right to consideration. Contract balances represent amounts from an arrangement when either Verizon has performed, by transferring goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to Verizon in advance of obtaining control of the goods and/or services promised to the customer in the contract.

The following table presents information about receivables from contracts with customers:

(dollars in millions)	December 31, 2025		At December 31, 2024	
Accounts Receivable[1]	$	9,646	$	9,225
Device payment plan agreement receivables[2]		21,726		19,766

[1] Balances do not include receivables related to the following: activity associated with certain vendor agreements, leasing arrangements (such as those for towers and equipment), captive reinsurance arrangements primarily related to wireless device insurance and device payment plan agreement receivables presented separately.

[2] Included in device payment plan agreement receivables presented in Note 8. Receivables derived from the sale of equipment on a device payment plan through an authorized agent are excluded.

Contract assets primarily relate to our rights to consideration for goods or services provided to customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, total contract revenue is allocated between wireless service and equipment revenues. In conjunction with these arrangements, a contract asset is created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer when the performance obligation related to the transfer of control of the equipment is satisfied. The contract asset is reclassified to accounts receivable as wireless services are provided and billed. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. The contract asset balances are presented in our consolidated balance sheets as Prepaid expenses and other and Other assets. We recognize the allowance for credit losses at inception and reassess quarterly based on management's expectation of the asset's collectability.

Contract assets decreased $165 million during the year ended December 31, 2025. The change in contract assets was primarily due to increased promotional activity.

Contract liabilities arise when we bill our customers and receive consideration in advance of providing the goods or services promised in the contract. We typically bill service one month in advance, which is the primary component of the contract liability balance. Contract liabilities are recognized as revenue when services are provided to the customer. The contract liability balances are presented in our consolidated balance sheets as Other current liabilities and Other liabilities.

Contract liabilities increased $331 million during the year ended December 31, 2025. The change in contract liabilities was primarily due to increases in sales promotions recognized over time.

Revenues recognized related to contract liabilities existing at January 1, 2025 and 2024 were $5.2 billion and $5.0 billion for the years ended December 31, 2025 and 2024, respectively.

The balances of contract assets and contract liabilities recorded in our consolidated balance sheets were as follows:

(dollars in millions)	At December 31, 2025		At December 31, 2024	
Assets				
Prepaid expenses and other	$	518	$	621
Other assets		259		321
Total Contract Assets	$	777	$	942
Liabilities				
Other current liabilities	$	7,576	$	7,492
Other liabilities		2,433		2,186
Total Contract Liabilities	$	10,009	$	9,678

Contract Costs

As discussed in Note 1, Topic 606 requires the recognition of an asset for incremental costs to obtain a customer contract, which are then amortized to expense over the respective periods of expected benefit. We recognize an asset for incremental commission expenses paid to internal and external sales personnel and agents in conjunction with obtaining customer contracts. We only defer these costs when we have determined the commissions are incremental costs that would not have been incurred absent the customer contract and are expected to be recoverable. Costs to obtain a contract are amortized and recorded ratably as commission expense over the period representing the transfer of goods or services to which the assets relate. Costs to obtain postpaid wireless contracts are amortized over both of our Consumer and Business customers' estimated upgrade cycles, as such costs are typically incurred each time a customer upgrades. Costs to obtain prepaid wireless contracts and wireline contracts are amortized as expense over the estimated customer relationship period for our Consumer customers. Incremental costs to obtain wireline contracts for our Business customers are insignificant. Costs to obtain contracts are recorded in Selling, general and administrative expense in our consolidated statements of income.

We also defer costs incurred to fulfill contracts that: (1) relate directly to the contract; (2) are expected to generate resources that will be used to satisfy our performance obligation under the contract; and (3) are expected to be recovered through revenue generated under the contract. Contract fulfillment costs are expensed as we satisfy our performance obligations and recorded in Cost of services. These costs principally relate to direct costs that enhance our wireline business resources, such as costs incurred to install circuits.

We determine the amortization periods for our costs incurred to obtain or fulfill a customer contract at a portfolio level due to the similarities within these customer contract portfolios.

Other costs, such as general costs or costs related to past performance obligations, are expensed as incurred.

Collectively, costs to obtain a contract and costs to fulfill a contract are referred to as deferred contract costs, and amortized between a one-to-seven year period. Deferred contract costs are classified as current or non-current within Prepaid expenses and other and Other assets, respectively.

The balances of deferred contract costs included in our consolidated balance sheets were as follows:

(dollars in millions)	At December 31, 2025		At December 31, 2024
Assets			
Prepaid expenses and other	$	3,315	$ 2,932
Other assets		2,848	2,808
Total	$	6,163	$ 5,740

For the years ended December 31, 2025 and 2024, we recognized expense of $3.6 billion and $3.4 billion, respectively, associated with the amortization of deferred contract costs, primarily within Selling, general and administrative expense in our consolidated statements of income.

We assess our deferred contract costs for impairment on a quarterly basis. We recognize an impairment charge to the extent the carrying amount of a deferred cost exceeds the remaining amount of consideration we expect to receive in exchange for the goods and services related to the cost, less the expected costs related directly to providing those goods and services that have not yet been recognized as expenses. There were no impairment charges recognized for the years ended December 31, 2025 and December 31, 2024.

Note 3. Acquisitions and Divestitures

Spectrum License Transactions

In February 2021, the FCC concluded Auction 107 for C-Band wireless spectrum. In accordance with the rules applicable to the auction, Verizon was required to make payments for our allocable share of clearing costs incurred by, and incentive payments due to, the incumbent license holders associated with the auction, which were approximately $7.5 billion. During 2024 and 2023, we made payments of $269 million and $4.3 billion, respectively, for obligations related to clearing costs and accelerated clearing incentives. The carrying value of the wireless spectrum won in Auction 107 consists of all payments required to participate and purchase licenses in the auction, including Verizon's allocable share of clearing costs incurred by, and incentive payments due to, the incumbent license holders associated with the auction that we were obligated to pay in order to acquire the licenses, as well as capitalized interest to the extent qualifying activities have occurred.

On October 17, 2024, Verizon entered into a license purchase agreement to acquire select spectrum licenses of United States Cellular Corporation (currently known as Array Digital Infrastructure, Inc.) and certain of its subsidiaries (collectively, UScellular) for total consideration of $1.0 billion, subject to certain potential adjustments. The closing of this transaction is subject to the receipt of regulatory approvals and other closing conditions, including the sale of UScellular's wireless operations and select spectrum assets to T-Mobile US, Inc., which concluded in August 2025, and the termination of certain post-closing arrangements with respect to that sale.

Business Acquisitions and Divestitures

TracFone Wireless, Inc.

On November 23, 2021, we completed the acquisition of TracFone Wireless, Inc. (TracFone). The acquisition agreement provided for up to an additional $650 million in future cash contingent consideration related to the achievement of certain performance measures and other commercial arrangements. The estimated fair value of the contingent consideration as of the acquisition date was approximately $560 million and represented a Level 3 measurement as defined in ASC 820, Fair Value Measurements and Disclosures. The contingent consideration payable was based on the achievement of certain revenue and operational targets, measured over a two-year earn out period. Contingent consideration payments were completed in January of 2024.

During 2024 and 2023, Verizon made payments of $52 million and $257 million, respectively, related to the contingent consideration, which are reflected in Cash flows from financing activities in our consolidated statements of cash flows.

Frontier Communications Parent, Inc.

On September 4, 2024, Verizon entered into an Agreement and Plan of Merger (the Merger Agreement) to acquire Frontier Communications Parent, Inc. (Frontier), a U.S. provider of broadband internet and other communication services. The transaction closed on January 20, 2026. Pursuant to the Merger Agreement, the Company's subsidiary merged with and into Frontier, with Frontier surviving such merger as a wholly owned subsidiary of the Company. At the effective time of the merger, each share of Frontier common stock issued and outstanding immediately prior to such time (subject to certain limited exceptions) was cancelled and converted into the right to receive an amount in cash equal to $38.50 per share, without interest.

At closing, Verizon paid approximately $9.4 billion in cash, net of cash acquired, and assumed approximately $12.9 billion of Frontier's debt, resulting in a total aggregate consideration of approximately $22.3 billion.

Due to the timing of the transaction, the preliminary purchase price allocation is incomplete. As such, it is not practicable to provide a summary of the recognized amounts of assets acquired and liabilities assumed, however, we expect that most of the purchase price will be allocated to property, plant and equipment, other identifiable intangible assets and goodwill.

The financial results of Frontier will be included in the Company's consolidated results beginning on January 20, 2026, the date of the closing of the acquisition. In January 2026, we repaid approximately $5.7 billion of the debt assumed as part of the Frontier acquisition.

Other

On January 30, 2026, Verizon completed the acquisition of Starry Group Holdings, Inc., a fixed wireless broadband provider serving multi-dwelling units in five markets across the U.S. The aggregate cash consideration paid by Verizon at the closing of the transaction was insignificant.

Note 4. Wireless Licenses, Goodwill and Other Intangible Assets

Wireless Licenses

The carrying amounts of Wireless licenses are as follows:

				(dollars in millions)
At December 31,		**2025**		2024
Wireless licenses	$	**157,039**	$	156,613

At December 31, 2025 and 2024, approximately $7.0 billion and $10.1 billion, respectively, of wireless licenses were under development for commercial service for which we were capitalizing interest costs. We recorded $428 million and $616 million of capitalized interest on wireless licenses for the years ended December 31, 2025 and 2024, respectively.

During 2025 and 2024, we renewed various wireless licenses in accordance with FCC regulations with an average renewal period of 10 years. See Note 1 for additional information.

As discussed in Note 1, we test our wireless licenses for potential impairment annually or more frequently if impairment indicators are present. In 2024, we performed a quantitative impairment assessment, in accordance with our policy, which compared the estimated fair value of our aggregate wireless licenses, estimated using the Greenfield approach, to the aggregate carrying amount of the licenses as of the test date. Our annual assessment in 2024 indicated that the fair value of our wireless licenses exceeded the carrying value and, therefore, did not result in an impairment. In 2025, we performed a qualitative impairment assessment, which indicated it was more likely than not that the fair value of our wireless licenses remained above their carrying amount and, therefore, did not result in an impairment.

Our strategy requires significant capital investments primarily to acquire wireless spectrum, put the spectrum into service, provide additional capacity for growth in our networks, invest in fiber, evolve and maintain our networks and develop and maintain significant advanced information technology systems and data system capabilities.

Goodwill

Changes in the carrying amount of Goodwill are as follows:

(dollars in millions)	Consumer		Business		Total	
Balance at January 1, 2024[1]	$	21,177	$	1,666	$	22,843
Reclassifications, adjustments and other		—		(2)		(2)
Balance at December 31, 2024[1]		21,177		1,664		22,841
Balance at December 31, 2025[1]	$	21,177	$	1,664	$	22,841

[1] Goodwill balances are net of accumulated impairment charges of $5.8 billion related to our Business reporting unit.

During the fourth quarter of 2024, we performed a quantitative impairment assessment for our Consumer reporting unit in accordance with our policy. We applied a combination of a market approach and a discounted cash flow method reflecting current assumptions and inputs, including our revised projections, discount rate and expected growth rates. Our assessment indicated that the fair value of our Consumer reporting unit substantially exceeded its carrying value and, therefore, did not result in an impairment.

During the fourth quarter of 2025, we performed a qualitative impairment assessment for our Consumer reporting unit. Our qualitative assessment indicated that it was more likely than not that the fair value of our Consumer reporting unit exceeded its carrying value and, therefore, did not result in an impairment.

During the fourth quarter of 2023, we performed a quantitative impairment assessment for our Business reporting unit given the low excess of fair value over carrying value identified in our 2022 annual impairment assessment and increased competitive and market pressures experienced throughout 2023. These pressures resulted in lower projected cash flows primarily driven by secular declines in wireline services and products across our Business customer groups. In connection with Verizon's annual budget process in the fourth quarter of 2023, leadership completed a comprehensive five-year strategic planning review of our Business reporting unit resulting in declines in financial projections driven by market dynamics as compared to the prior year five-year strategic planning cycle. The revised projections were used as a key input into the Business reporting unit's annual goodwill impairment test performed in the fourth quarter of 2023. In addition, changes in the macroeconomic environment, including interest rate and inflationary pressures also impacted the fair value of the reporting unit. We applied a combination of a market approach and a discounted cash flow method reflecting current assumptions and inputs, including our revised projections, discount rate and expected growth rates, which resulted in the determination that the fair value of our Business reporting unit was less than its carrying amount. As a result, in the fourth quarter of 2023, we recorded a noncash goodwill impairment charge of approximately $5.8 billion ($5.8 billion after-tax) in our consolidated statement of income.

During the fourth quarters of both 2024 and 2025, we performed quantitative impairment assessments for our Business reporting unit. We performed a quantitative impairment assessment in 2024 as a result of the goodwill impairment recorded in 2023 and the competitive and market pressures experienced throughout 2024. We elected to perform a quantitative impairment assessment in 2025 given that the 2024 impairment assessment resulted in a fair value that was marginally in excess of the carrying value, as well as the sustained competitive pressures and market conditions that continued throughout 2025. In both years, we applied a combination of a market approach and a discounted cash flow method reflecting current assumptions and inputs, including our revised projections, discount rates and expected growth rates. These analyses both indicated that the fair value of our Business reporting unit exceeded its carrying value and, therefore, did not result in an impairment in either 2024 or 2025. We do not anticipate reasonable changes in significant assumptions to change the outcome of the quantitative impairment assessment. However, management believes there is a continued risk that our Business reporting unit may be required to recognize an impairment charge in the future.

A projected sustained decline in the reporting unit's revenues and earnings could have a significant negative impact on its fair value and could result in future impairment charges. Such a decline could be driven by, among other things: (1) decreases in sales volumes or long-term growth rate as a result of competitive pressures or other factors; or (2) the inability to achieve or delays in achieving its goals or strategic initiatives including, but not limited to, cost savings efforts. Adverse changes to macroeconomic factors, such as increases in long-term interest rates, would also negatively impact the fair value of the reporting unit.

Other Intangible Assets

The following table displays the composition of Other intangible assets, net as well as the respective amortization period:

(dollars in millions)

	2025			2024		
At December 31,	**Gross Amount**	**Accumulated Amortization**	**Net Amount**	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (6 to 13 years)	**$ 4,243**	**$ (3,116)**	**$ 1,127**	$ 4,242	$ (2,629)	$ 1,613
Non-network internal-use software (3 to 7 years)	**28,749**	**(20,301)**	**8,448**	28,136	(19,743)	8,393
Other (4 to 25 years)	**2,676**	**(1,793)**	**883**	2,664	(1,541)	1,123
Total	**$ 35,668**	**$ (25,210)**	**$ 10,458**	$ 35,042	$ (23,913)	$ 11,129

The amortization expense for Other intangible assets was as follows:

Years	(dollars in millions)
2025	**$ 2,999**
2024	2,781
2023	2,687

Estimated annual amortization expense for Other intangible assets is as follows:

Years	(dollars in millions)
2026	$ 2,924
2027	2,379
2028	1,887
2029	1,183
2030	932

Note 5. Property, Plant and Equipment

The following table displays the details of Property, plant and equipment, which is stated at cost:

(dollars in millions)

At December 31,	**Lives (years)**	**2025**	2024
Land	**-**	**$ 743**	$ 740
Buildings and equipment	**7 to 45**	**40,872**	39,130
Central office and other network equipment	**3 to 15**	**180,506**	176,680
Antennas, cable, conduit, poles and towers	**4 to 50**	**86,221**	82,810
Leasehold improvements	**5 to 20**	**11,099**	10,562
Work in progress	**-**	**8,493**	9,424
Furniture, vehicles and other	**3 to 20**	**10,057**	12,060
		337,991	331,406
Less accumulated depreciation		**228,524**	222,884
Property, plant and equipment, net		**$ 109,467**	$ 108,522

Note 6. Leasing Arrangements

We enter into various lease arrangements for network equipment including towers, distributed antenna systems, small cells, real estate and connectivity mediums including dark fiber, equipment, and other various types of assets for use in our operations. Our leases have remaining lease terms ranging from 1 year to 30 years, some of which include options that we can elect to extend the leases term for up to 25 years, and some of which include options to terminate the leases. For the majority of leases entered into during the current period, we have concluded it is not reasonably certain that we would exercise the options to extend the lease or not terminate the lease. Therefore, as of the lease commencement date, our lease terms generally do not include these options. We include options to extend the lease when it is reasonably certain that we will exercise that option.

During December 2024, we completed a transaction with Vertical Bridge REIT, LLC (Vertical Bridge) pursuant to which Vertical Bridge obtained the exclusive rights to lease, operate and manage over 6,000 wireless towers from Verizon in exchange for an upfront payment of $2.8 billion. Under the terms of the agreement, Vertical Bridge has exclusive rights to lease, operate and manage the towers over an average term of approximately 30 years, with the option to acquire the towers at the end of the lease terms. We have leased back a portion of the capacity on the towers from Vertical Bridge for an initial term of 10 years, with eight optional renewal terms of five years each, subject to certain early termination rights. We continue to include the towers in

Property, plant and equipment, net in our consolidated balance sheets and depreciate them accordingly. The upfront payment, which is primarily included within Other liabilities on our consolidated balance sheet, is accounted for as prepaid rent and as a financing obligation. We recorded prepaid rent of $2.0 billion related to the portion of the towers for which the right-of-use has passed to Vertical Bridge, which is reflected in Cash flows from operating activities in our consolidated statements of cash flows. In addition, we recorded a financing obligation of $830 million related to the portion of the towers that we continue to occupy and use for network operations, which is reflected in Cash flows from financing activities in our consolidated statements of cash flows.

In March 2025, we renewed our lease with American Tower Corporation (American Tower) originally entered into in March 2015. Pursuant to the original transaction, American Tower acquired the exclusive rights to lease and operate approximately 11,300 of our wireless towers. The renewal extends our subleased capacity on the towers from American Tower for an additional 5 years, with options to renew. We continue to include the towers in Property, plant and equipment, net in our consolidated balance sheets and depreciate them accordingly.

In addition to the rights to lease and operate the towers, Vertical Bridge and American Tower assumed the interest in the underlying ground leases related to these towers. While Vertical Bridge and American Tower can renegotiate the terms of and are responsible for paying the ground leases, we are still the primary obligor for these leases and accordingly, the present value of these ground leases are included in our operating lease right-of-use assets and operating lease liabilities. We do not expect to be required to make ground lease payments unless Vertical Bridge or American Tower defaults, which we determined to be remote.

The components of net lease cost were as follows:

				(dollars in millions)	
Years Ended December 31,	Classification	2025		2024	2023
Operating lease cost[1]	Cost of services Selling, general and administrative expense	$ 5,731	$	5,607	$ 5,432
Finance lease cost:					
Amortization of right-of-use assets	Depreciation and amortization expense	584		329	259
Interest on lease liabilities	Interest expense	116		98	69
Short-term lease cost[1]	Cost of services Selling, general and administrative expense	15		21	29
Variable lease cost[1]	Cost of services Selling, general and administrative expense	338		310	313
Sublease income	Service revenues and other	(191)		(216)	(210)
Total net lease cost		$ 6,593	$	6,149	$ 5,892

[1] All operating lease costs, including short-term and variable lease costs, are split between Cost of services and Selling, general and administrative expense in the consolidated statements of income based on the use of the facility or equipment that the rent is being paid on. See Note 1 for additional information. Variable lease costs represent payments that are dependent on a rate or index, or on usage of the asset.

Supplemental disclosure for the statements of cash flows related to operating and finance leases were as follows:

			(dollars in millions)	
Years Ended December 31,	2025		2024	2023
Cash Flows from Operating Activities				
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows for operating leases	$ (5,280)	$	(5,067) $	(4,929)
Operating cash flows for finance leases	(116)		(98)	(69)
Cash Flows from Financing Activities				
Financing cash flows for finance leases	(944)		(794)	(612)
Supplemental lease cash flow disclosures				
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	3,642		4,385	2,634
Right-of-use assets obtained in exchange for new finance lease liabilities	1,104		1,051	968

Supplemental disclosures for the balance sheet related to finance leases were as follows:

		(dollars in millions)	
At December 31,		**2025**	2024
Assets			
Property, plant and equipment, net	$	**2,048**	$ 1,692
Liabilities			
Debt maturing within one year	$	**943**	$ 894
Long-term debt		**1,568**	1,455
Total Finance lease liabilities	$	**2,511**	$ 2,349

The weighted-average remaining lease term and the weighted-average discount rate of our leases were as follows:

At December 31,	**2025**	2024
Weighted-average remaining lease term (years)		
Operating leases	**8**	8
Finance leases	**4**	3
Weighted-average discount rate		
Operating leases	**4.3%**	4.1%
Finance leases	**5.0%**	4.8%

The following table presents the maturity analysis of operating and finance lease liabilities as of December 31, 2025:

			(dollars in millions)	
Years		**Operating Leases**		**Finance Leases**
2026	$	5,272	$	994
2027		4,983		736
2028		3,580		510
2029		3,087		259
2030		2,512		108
Thereafter		8,735		139
Total lease payments		28,169		2,746
Less interest		4,676		235
Present value of lease liabilities		23,493		2,511
Less current obligation		4,542		943
Long-term obligation at December 31, 2025	$	18,951	$	1,568

As of December 31, 2025, we have contractually obligated lease payments amounting to $2.0 billion primarily for office facility operating leases and small cell colocation and fiber operating leases that have not yet commenced. We have legally obligated lease payments for various other operating leases that have not yet commenced for which the total obligation was not significant. We have certain rights and obligations for these leases, but have not recognized an operating lease right-of-use asset or an operating lease liability since they have not yet commenced.

Note 7. Debt

Outstanding long-term debt obligations as of December 31, 2025 and 2024 are as follows:

(dollars in millions)

At December 31,	Maturities	Interest Rates %		2025		2024
Verizon Communications	< 5 Years	0.85 - 7.75	$	29,192	$	29,325
	5-10 Years	1.13 - 7.88		39,769		33,851
	> 10 Years	1.13 - 8.95		60,471		52,719
	< 5 Years	Floating[1]		1,373		1,171
	5-10 Years	Floating[1]		647		1,735
Alltel Corporation	< 5 Years	6.80		38		38
	5-10 Years	7.88		56		56
Operating telephone company subsidiaries – debentures	< 5 Years	6.00 - 8.38		317		286
	5-10 Years	5.13 - 8.75		297		328
Other subsidiaries – asset-backed debt	< 5 Years	1.53 - 6.09		18,247		16,363
	< 5 Years	Floating[1]		8,857		9,805
Finance lease obligations (average rate of 5.0% and 4.8% in 2025 and 2024, respectively)[2]				2,511		2,349
Vendor financing arrangements[2]				16		85
Unamortized discount, net of premium				(3,463)		(3,604)
Unamortized debt issuance costs				(619)		(558)
Total long-term debt, including current maturities				157,709		143,949
Less long-term debt maturing within one year				18,177		22,568
Total long-term debt			$	139,532	$	121,381
Long-term debt maturing within one year			$	18,177	$	22,568
Add short-term vendor financing arrangements[2]				441		65
Debt maturing within one year			$	18,618	$	22,633
Add long-term debt				139,532		121,381
Total debt			$	158,150	$	144,014

N/A - not applicable

[1] For the period ending December 2025, the debt obligations bore interest at floating rates, including floating rates associated with the Secured Overnight Financing Rate (SOFR) for the interest period plus an applicable interest margin per annum. Floating rates associated with SOFR for the interest payments made in December 2025 ranged from 3.943% to 4.869%.

[2] Finance lease and vendor financing obligations are part of alternative financing arrangements.

Maturities of long-term debt (secured and unsecured) outstanding, including current maturities, excluding finance lease obligations and unamortized debt issuance costs, at December 31, 2025 are as follows:

Years		(dollars in millions)
2026	$	17,267
2027		9,569
2028		13,032
2029		8,115
2030		11,081
Thereafter		96,753

During 2025, we received $27.6 billion of proceeds from long-term borrowings including current maturities, which included $9.3 billion of proceeds from asset-backed debt transactions. The net proceeds were primarily used for general corporate purposes including the repayment of debt. We used $19.8 billion of cash to repay and repurchase long-term borrowings including current maturities and finance lease obligations, including $8.4 billion to prepay and repay asset-backed borrowings. The net proceeds of approximately $10.2 billion from the notes issued in 2025 were primarily used to fund the acquisition of Frontier.

During 2024, we received $15.6 billion of proceeds from long-term borrowings, which included $12.4 billion of proceeds from asset-backed debt transactions. The net proceeds were primarily used for general corporate purposes including the repayment of debt and the funding of certain renewable energy projects. We used $20.3 billion of cash to repay and repurchase long-term borrowings and finance lease obligations, including $8.5 billion to prepay and repay asset-backed, long-term borrowings. The net proceeds of approximately $1.0 billion from the notes issued in 2024 were used to fund certain renewable energy projects.

2025 Significant Debt Transactions

Debt or equity financing may be needed to fund additional investments or development activities or to maintain an appropriate capital structure to ensure our financial flexibility.

The following tables show the significant transactions involving the unsecured debt securities of the Company and its subsidiaries that occurred during the year ended December 31, 2025.

Exchange Offers

(dollars in millions)		Principal Amount Exchanged		Principal Amount Issued
Verizon 1.450% - 7.750% notes and floating rate notes, due 2026 - 2030	$	2,207	$	—
Verizon 5.401% notes due 2037[1]		—		2,162
Total[2]	$	2,207	$	2,162

[1] The principal amount issued in exchange does not include either an insignificant amount of cash paid in lieu of the issuance of fractional new notes or accrued and unpaid interest paid on the old notes accepted for exchange to the date of exchange.

[2] The debt exchange offers above meet the criteria to be accounted for as a modification of debt. As a result, the excess of the principal amount of notes exchanged over the principal amount of new notes issued of $45 million was recorded as a premium to Long-term debt in the consolidated balance sheets.

Tender Offers

(dollars in millions)		Principal Amount Purchased		Cash Consideration[1]
Verizon 1.450% - 7.750% notes and floating rate notes, due 2026 - 2030[2]	$	503	$	501
Total	$	503	$	501

[1] The total cash consideration includes the tender offer consideration, plus any accrued and unpaid interest to the date of purchase.

[2] The tender offer was launched concurrently with the exchange offer discussed above and made available to different holders of the same series of notes.

Repayments and Repurchases

(dollars in millions)		Principal Repaid/ Repurchased		Amount Paid[1]
Verizon 4.050% notes due 2025	A$	450	$	365
Verizon 0.875% notes due 2025	€	747		840
Verizon 3.250% notes due 2026		843		1,032
Verizon 3.376% notes due 2025	$	793		806
Verizon floating rate notes due 2025		487		490
Verizon 0.850% notes due 2025		686		689
Verizon 2.625% notes due 2026		985		990
Verizon 1.450% notes due 2026		826		829
Verizon 4.125% notes due 2027		607		615
Verizon 3.000% notes due 2027		463		466
Open market repurchases of various Verizon notes[2]		2,319		1,912
Total			$	9,034

[1] Represents amount paid to repay or repurchase, including any accrued interest. In addition, for securities denominated in a currency other than the U.S. dollar, amount paid is shown on a U.S. dollar equivalent basis and includes the amount payable per the derivatives entered into in connection with the transaction. See Note 9 for additional information on cross currency swap transactions related to the transaction.

[2] During 2025, we recorded gains of $397 million in connection with the open market repurchases, which were reflected within Other income (expense), net in our consolidated statement of income.

Issuances

(dollars in millions)	Principal Amount Issued		Net Proceeds[1]
Verizon 3.250% notes due 2032	€	1,000	$ 1,142
Verizon 3.750% notes due 2037		1,000	1,134
Verizon 3.996% junior subordinated notes due 2056[2]		2,250	2,573
Verizon 5.742% junior subordinated notes due 2056[2]	£	1,000	1,298
Verizon 5.250% notes due 2035[3]	$	2,250	1,676
Verizon 4.750% notes due 2033		2,000	1,987
Verizon 5.000% notes due 2036		2,250	2,222
Verizon 5.750% notes due 2045		1,500	1,485
Verizon 5.875% notes due 2055[3]		3,250	2,817
Verizon 6.000% notes due 2065[3]		2,000	1,687
Total			**$ 18,021**

[1] Net proceeds were net of underwriting discounts and other issuance costs. In addition, for securities denominated in a currency other than the U.S. dollar, net proceeds are shown on a U.S. dollar equivalent basis. See Note 9 for additional information on cross currency swap transactions related to the issuances.

[2] Notes are subordinate to our senior unsecured notes and have an interest rate reset and deferral features. See Note 9 for additional information on derivative activity related to these transactions.

[3] We contributed $1.3 billion principal amount in aggregate of the notes to our pension plans, as discussed below.

Commercial Paper Program

In 2025, we issued $11.6 billion in net proceeds and made $11.6 billion in principal repayments of commercial paper. These transactions are reflected within Cash flows from financing activities in our consolidated statements of cash flows on a net basis. As of December 31, 2025, we had no commercial paper outstanding.

Asset-Backed Debt

As of December 31, 2025, the carrying value of our asset-backed debt was $27.1 billion. Our asset-backed debt includes Asset-Backed Notes (ABS Notes) issued to third-party investors (Investors), loans (ABS Financing Facilities) received from banks and their conduit facilities (collectively, the Banks), and sales of residual interests under our ABS Notes and certain ABS Financing Facilities (Class R Interest) under a master repurchase agreement (master repurchase agreement) with a bank (the Counterparty). Our consolidated asset-backed debt bankruptcy remote legal entities (each, an ABS Entity, or collectively, the ABS Entities) issue the debt or are otherwise party to the transaction documentation in connection with our asset-backed debt transactions. Under the terms of our asset-backed debt for ABS Notes and ABS Financing Facilities, Cellco Partnership (Cellco), a wholly-owned subsidiary of the Company, and certain other Company affiliates (collectively, the Originators) transfer device payment plan agreement receivables and certain other receivables (collectively referred to as certain receivables) or a participation interest in certain other receivables to one of the ABS Entities, which in turn transfers such receivables and participation interest to another ABS Entity that issues the debt. Verizon entities retain the equity interests and residual interests, as applicable, in the ABS Entities and the ABS Notes and ABS Financing Facilities, as applicable, which represent the rights to all funds not needed to make required payments on such asset-backed debt and other related payments and expenses.

Our asset-backed debt is secured by the transferred receivables, participation interest and Class R Interest, future collections on such receivables, underlying receivables related to such participation interest and such Class R Interest, as applicable. These receivables and participation interest transferred to the ABS Entities, such Class R Interest and related assets, consisting primarily of restricted cash, will only be available for payment of asset-backed debt and expenses related thereto, payments to the Originators in respect of additional transfers of certain receivables and participation interest, and other obligations arising from our asset-backed debt transactions, as applicable, and will not be available to pay other obligations or claims of Verizon's creditors until the associated asset-backed debt and other obligations are satisfied. The Investors, Banks or Counterparty, as applicable, which hold our asset-backed debt have legal recourse to the assets securing the debt, but in the case of our ABS Notes and ABS Financing Facilities, do not have any recourse to Verizon with respect to the payment of principal and interest on the debt. Under a parent support agreement, the Company has agreed to guarantee certain of the payment obligations of Cellco and the Originators to the ABS Entities in connection with our ABS Notes and ABS Financing Facilities. In connection with the master repurchase agreement, the Company has agreed to unconditionally and irrevocably guarantee payment obligations of the related ABS Entity, including to repurchase Class R Interest from the Counterparty.

Cash collections on the receivables and on the underlying receivables related to the participation interest collateralizing our ABS Notes and ABS Financing Facilities are required at certain specified times to be placed into segregated accounts. Deposits to the segregated accounts are considered restricted cash and are included in Prepaid expenses and other and Other assets in our consolidated balance sheets.

Proceeds from our asset-backed debt transactions are reflected in Cash flows from financing activities in our consolidated statements of cash flows. The asset-backed debt issued is included in Debt maturing within one year and Long-term debt in our consolidated balance sheets.

ABS Notes

During the year ended December 31, 2025, we completed the following ABS Notes transactions:

(dollars in millions)	Interest Rates %	Expected Weighted-average Life to Maturity (in years)	Principal Amount Issued
January 2025			
Series 2025-1			
A Senior class notes	4.710	2.99	$ 535
B Junior class notes	4.940	2.99	41
C Junior class notes	5.090	2.99	25
Series 2025-2			
A Senior class notes	4.940	5.00	446
B Junior class notes	5.160	5.00	34
C Junior class notes	5.340	5.00	20
January 2025 total			**1,101**
March 2025			
Series 2025-3			
A-1a Senior class notes	4.510	1.97	706
A-1b Senior class notes	Compounded SOFR + 0.550[1]	1.97	185
B Junior class notes	4.770	1.97	68
C Junior class notes	4.900	1.97	41
Series 2025-4			
A Senior class notes	4.760	4.97	446
B Junior class notes	5.020	4.97	34
C Junior class notes	5.200	4.97	20
March 2025 total			**1,500**
June 2025			
Series 2025-5			
A-1a Senior class notes	4.400	2.99	401
A-1b Senior class notes	Compounded SOFR + 0.550[1]	2.99	134
B Junior class notes	4.640	2.99	—
C Junior class notes	4.840	2.99	25
Series 2025-6			
A Senior class notes	4.620	4.99	267
B Junior class notes	4.860	4.99	—
C Junior class notes	5.060	4.99	12
June 2025 total			**839**

(dollars in millions)	Interest Rates %	Expected Weighted-average Life to Maturity (in years)	Principal Amount Issued
September 2025			
Series 2025-7			
A-1a Senior class notes	**3.960**	**2.93**	**601**
A-1b Senior class notes	**Compounded SOFR + 0.520**[1]	**2.93**	**200**
B Junior class notes	**4.210**	**2.93**	**—**
C Junior class notes	**4.400**	**2.93**	**37**
Series 2025-8			
A Senior class notes	**4.160**	**4.93**	**356**
B Junior class notes	**4.410**	**4.93**	**27**
C Junior class notes	**4.600**	**4.93**	**16**
September 2025 total			**1,237**
November 2025			
Series 2025-9			
A-1a Senior class notes	**3.960**	**1.90**	**638**
A-1b Senior class notes	**Compounded SOFR + 0.420**[1]	**1.90**	**75**
B Junior class notes	**4.240**	**1.90**	**54**
C Junior class notes	**4.410**	**1.90**	**33**
Series 2025-10			
A Senior class notes	**4.280**	**4.91**	**446**
B Junior class notes	**4.540**	**4.91**	**—**
C Junior class notes	**4.670**	**4.91**	**20**
November 2025 total			**1,266**
Total			**$ 5,943**

[1] Compounded Secured Overnight Financing Rate (SOFR) is calculated using SOFR as published by the Federal Reserve Bank of New York in accordance with the terms of such notes. Compounded SOFR for the interest payment made in December 2025 was 3.94%.

Under the terms of each series of ABS Notes outstanding as of December 31, 2025, there is a revolving period of up to two years, three years, or five years, as applicable, during which we may transfer additional receivables to the ABS Entity. During the years ended December 31, 2025 and 2024, we made aggregate principal repayments of $4.4 billion and $4.5 billion, respectively, in connection with anticipated redemptions of ABS Notes.

During 2025, we sold certain of our initially offered but retained ABS Notes for cash of $523 million.

In January 2026, in connection with an anticipated redemption of ABS Notes, we made a principal repayment, in whole, for $1.0 billion.

ABS Financing Facilities

Under the two loan agreements outstanding in connection with the ABS Financing Facility originally entered into in 2021 and most recently renewed in 2025 (2021 ABS Financing Facility) we prepaid an aggregate of $250 million in February 2025, prepaid an aggregate of $1.4 billion in March 2025, borrowed an additional $1.1 billion in April 2025, prepaid an aggregate of $200 million and borrowed an additional $125 million in June 2025, prepaid an aggregate of $1.1 billion in September 2025 and prepaid an aggregate of $750 million in November 2025. The aggregate outstanding balance under the 2021 ABS Financing Facility was $5.6 billion as of December 31, 2025.

Under the loan agreement outstanding in connection with the ABS Financing Facility originally entered into in 2022 and most recently renewed in 2025 (2022 ABS Financing Facility), we prepaid an aggregate of $163 million in February 2025, borrowed an additional $189 million in March 2025, prepaid an aggregate of $241 million in April 2025 and borrowed an additional $241 million in December 2025. The aggregate outstanding balance under the 2022 ABS Financing Facility was $5.0 billion as of December 31, 2025.

In January and February 2026, we borrowed an aggregate of $2.3 billion and $1.0 billion, respectively, under the loan agreement outstanding in connection with the 2021 ABS Financing Facility.

Master Repurchase Agreement

In September 2025, we entered into a master repurchase agreement with the Counterparty to sell residual interests under our ABS Notes and certain ABS Financing Facilities for a maximum of $750 million with a simultaneous agreement to repurchase the Class R Interest at a later date for a specific price. In December 2025, we amended the master repurchase agreement to increase the maximum to approximately $1.3 billion. Under the terms of the master repurchase agreement, which is accounted for as a secured borrowing, the Counterparty is sold certain Class R Interest for a specific period of time without the right to further sell or repledge such Class R Interest. However, we have the right and obligation to repurchase the Class R Interest, or substantially similar assets sold to the Counterparty, upon the maturity of the master repurchase agreement.

During 2025, we received approximately $1.3 billion under the master repurchase agreement which remained outstanding as of December 31, 2025 and is collateralized by certain Class R interest. The master repurchase agreement has a remaining maturity of less than one year and is classified as Debt maturing within one year in our consolidated balance sheets. The estimated fair value of such Class R Interest was $1.8 billion as of December 31, 2025.

In January 2026, we amended the master repurchase agreement to increase the maximum to $2.5 billion. In connection with the amendment, we received approximately $1.3 billion in proceeds.

Variable Interest Entities

The ABS Entities meet the definition of a VIE for which we have determined that we are the primary beneficiary as we have both the power to direct the activities of the entity that most significantly impact the entity's performance and the obligation to absorb losses or the right to receive benefits of the entity. Therefore, the assets, liabilities and activities of the ABS Entities are consolidated in our financial results and are included in amounts presented on the face of our consolidated balance sheets.

The assets and liabilities related to our asset-backed debt arrangements included in our consolidated balance sheets were as follows:

(dollars in millions)	At December 31, 2025	At December 31, 2024
Assets		
Accounts receivable, net	$ 18,421	$ 18,339
Prepaid expenses and other	298	322
Other assets	11,753	11,647
Liabilities		
Accounts payable and accrued liabilities	34	37
Debt maturing within one year	14,863	17,312
Long-term debt	12,204	8,827

The Accounts receivable, net amounts above do not include underlying receivables for which a participation interest has been transferred to the ABS Entities. See Note 8 for additional information on certain receivables and participation interest used to secure asset-backed debt.

Long-Term Credit Facilities

		At December 31, 2025		
(dollars in millions)	Maturities	Facility Capacity	Unused Capacity	Principal Amount Outstanding
Verizon revolving credit facility[1]	2028	$ 12,000	$ 11,977	$ —
Various export credit facilities[2]	2026-2033	11,950	1,680	4,652
Total		$ 23,950	$ 13,657	$ 4,652

[1] The revolving credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. The revolving credit facility provides for the issuance of letters of credit. As of December 31, 2025, there have been no drawings against the revolving credit facility since its inception.

[2] During 2025, we drew down $270 million. During 2024, there were no drawings from these facilities. Borrowings under certain of these facilities are amortized semi-annually in equal installments up to the applicable maturity dates. Maturities reflect maturity dates of principal amounts outstanding. Any amounts borrowed under these facilities and subsequently repaid cannot be reborrowed.

In January 2026, there was a $1.6 billion drawing from one of the export credit facilities.

Non-Cash Transactions

During the years ended December 31, 2025, 2024 and 2023, we financed, primarily through alternative financing arrangements, the purchase of approximately $2.1 billion, $1.6 billion and $1.3 billion, respectively, of long-lived assets consisting primarily of network equipment. As of December 31, 2025 and 2024, $3.0 billion and $2.5 billion, respectively, relating to these financing arrangements, including those entered into in prior years and liabilities assumed through acquisitions, remained outstanding. These purchases are non-cash financing activities and therefore are not reflected within Capital expenditures in our consolidated statements of cash flows.

During 2025, we made discretionary non-cash contributions to our qualified pension plans in the amount of $1.3 billion. The contributions were made from the principal amounts of aggregate notes due 2035, 2055 and 2065. These contributions are non-cash operating activities and therefore are not reflected within cash flow from operating activities in our consolidated statements of cash flows.

Net Debt Extinguishment Gains (Losses)

During the years ended December 31, 2025, 2024 and 2023, we recorded net debt extinguishment gains of $368 million, $385 million and $308 million, respectively. The net gains are recorded in Other income (expense), net in our consolidated statements of income. The total non-cash debt extinguishment gains are reflected within Other, net cash flow from operating activities, and the total cash payments to extinguish the debt are reflected within Other, net cash flow from financing activities in our consolidated statements of cash flows.

Guarantees

We guarantee the debentures of our operating telephone company subsidiaries. As of December 31, 2025, $614 million aggregate principal amount of these obligations remained outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of the Company.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all of our restrictive covenants in our debt agreements.

Note 8. Device Payment Plan Agreement and Wireless Service Receivables

The following table presents information about accounts receivable, net of allowances, recorded in our consolidated balance sheet:

		At December 31, 2025		
(dollars in millions)	Device payment plan agreement	Wireless service	Other receivables[1]	Total
Accounts receivable	$ 16,611	$ 6,062	$ 5,674	$ 28,347
Less Allowance for credit losses	834	244	172	1,250
Accounts receivable, net of allowance	**$ 15,777**	**$ 5,818**	**$ 5,502**	**$ 27,097**

[1] Other receivables primarily include wireline and other receivables, of which the allowances are individually insignificant.

Included in Other assets and Accounts receivable, net at December 31, 2025 and December 31, 2024 are net device payment plan agreement receivables, net wireless service receivables and net other receivables of $30.0 billion and $29.9 billion, which have been transferred to ABS Entities and continue to be reported in our consolidated balance sheet. Included in Accounts receivable, net at December 31, 2025 and December 31, 2024 are net other receivables of $1.4 billion and $1.2 billion, respectively, on which a participation interest has been transferred to ABS Entities and continue to be reported in our consolidated balance sheets. See Note 7 for additional information. We believe the carrying value of these receivables approximate their fair value using a Level 3 expected cash flow model.

Under the Verizon device payment program, our eligible wireless customers purchase wireless devices under a device payment plan agreement. Customers that activate service on devices purchased under the device payment program generally pay lower service fees as compared to those under our fixed-term service plans, and their device payment plan charge is included on their wireless monthly bill. While we no longer offer Consumer customers fixed-term subsidized service plans for devices, we continue to offer subsidized plans to our Business customers.

Wireless Device Payment Plan Agreement Receivables

The following table displays both the current and non-current portions of device payment plan agreement receivables, net, recognized in our consolidated balance sheets:

				(dollars in millions)
At December 31,		**2025**		2024
Device payment plan agreement receivables, gross	$	**34,004**	$	31,308
Unamortized imputed interest		**(1,053)**		(975)
Device payment plan agreement receivables, at amortized cost		**32,951**		30,333
Allowance[1]		**(1,628)**		(1,315)
Device payment plan agreement receivables, net	$	**31,323**	$	29,018
Classified in our consolidated balance sheets:				
Accounts receivable, net	$	**15,777**	$	15,141
Other assets		**15,546**		13,877
Device payment plan agreement receivables, net	$	**31,323**	$	29,018

[1] Includes allowance for both short-term and long-term device payment plan agreement receivables.

For indirect channel wireless contracts with customers, we impute risk adjusted interest on the device payment plan agreement receivables. We record the imputed interest as a reduction to the related accounts receivable. The associated interest income, which is included within Service revenues and other in our consolidated statements of income, is recognized over the financed device payment term.

Promotions

In connection with certain device payment plan agreements, we may offer a promotion to allow our customers to upgrade to a new device after paying down a certain specified portion of the required device payment plan agreement amount as well as trading in their device in good working order. When a customer enters into a device payment plan agreement with the right to upgrade to a new device, we account for this trade-in right as a guarantee obligation.

We may offer certain promotions that allow a customer to trade in their owned device in connection with the purchase of a new device. Under these types of promotions, the customer receives a credit for the value of the trade-in device. At December 31, 2025 and December 31, 2024, the amount of trade-in liability was $332 million and $396 million, respectively.

In addition, we may provide the customer with additional future billing credits that will be applied against the customer's monthly bill as long as service is maintained. These future billing credits are accounted for as consideration payable to a customer and are included in the determination of total transaction price, resulting in a contract liability.

Device payment plan agreement receivables, net, disclosed in the table above, does not reflect the trade-in liability, additional future credits or the guarantee liability.

Origination of Device Payment Plan Agreements

When originating device payment plan agreements, we use internal and external data sources to create a credit risk score to measure the credit quality of a customer and to determine eligibility for the device payment program. Verizon's experience has been that the payment attributes of longer tenured customers are highly predictive for estimating their reliability to make future payments. Customers with longer tenures tend to exhibit similar risk characteristics to other customers with longer tenures, and receivables due from customers with longer tenures tend to perform better than receivables from customers that have not previously been Verizon customers. As a result of this experience, we make initial lending decisions based upon whether the customers are "established customers" or "short-tenured customers." If a Consumer customer has been a customer for 45 days or more, or if a Business customer has been a customer for 12 months or more, the customer is considered an "established customer." For established customers, the credit decision and ongoing credit monitoring processes rely on a combination of internal and external data sources. If a Consumer customer has been a customer less than 45 days, or a Business customer has been a customer for less than 12 months, the customer is considered a "short-tenured customer." For short-tenured customers, the credit decision and credit monitoring processes rely more heavily on external data sources.

Available external credit data from credit reporting agencies along with internal data are used to create custom credit risk scores for Consumer customers. The custom credit risk score is generated automatically from the applicant's credit data using proprietary custom credit models. The credit risk score measures the likelihood that the potential customer will become severely delinquent and be disconnected for non-payment. For a small portion of short-tenured customer applications, a traditional credit report is not available from one of the national credit reporting agencies because the potential customer does not have sufficient credit history. In those instances, alternative credit data is used for the risk assessment. For Business customers, we also verify the existence of the business with external data sources.

Based on the custom credit risk score, we assign each customer a credit class, each of which has specified offers of credit. This includes an account level spending limit and a maximum amount of credit allowed per device for Consumer customers or a required down payment percentage for Business customers.

Credit Quality Information

Subsequent to origination, we assess indicators for the quality of our wireless device payment plan agreement portfolio using two models, one for new customers and one for existing customers. The model for new customers pools all Consumer and Business wireless customers based on less than 210 days as "new customers." The model for existing customers pools all Consumer and Business wireless customers based on 210 days or more as "existing customers."

The following table presents device payment plan agreement receivables, at amortized cost, and gross write-offs recorded, as of and for the twelve months ended December 31, 2025, by credit quality indicator and year of origination:

| (dollars in millions) | Year of Origination[1] | | | Total |
	2025	2024	2023 and prior	
Device payment plan agreement receivables, at amortized cost				
New customers	$ 3,981	$ 1,587	$ 452	$ 6,020
Existing customers	16,307	8,097	2,527	26,931
Total	$ 20,288	$ 9,684	$ 2,979	$ 32,951
Gross write-offs				
New customers	$ 228	$ 496	$ 160	$ 884
Existing customers	60	223	189	472
Total	$ 288	$ 719	$ 349	$ 1,356

[1] Includes accounts that have been suspended at a point in time.

The data presented in the table above was last updated on December 31, 2025.

We assess indicators for the quality of our wireless service receivables portfolio as one overall pool. The following table presents wireless service receivables, at amortized cost, and gross write-offs recorded, as of and for the twelve months ended December 31, 2025, by year of origination:

| (dollars in millions) | Year of Origination | | Total |
	2025	2024 and prior	
Wireless service receivables, at amortized cost	$ 6,002	$ 60	$ 6,062
Gross write-offs	351	189	540

The data presented in the table above was last updated on December 31, 2025.

Allowance for Credit Losses

The credit quality indicators are used in determining the estimated amount and the timing of expected credit losses for the device payment plan agreement and wireless service receivables portfolios.

For device payment plan agreement receivables, we record bad debt expense based on a default and loss calculation using our proprietary loss model. The expected loss rate is determined based on customer credit scores and other qualitative factors as noted above. The loss rate is assigned individually on a customer by customer basis and the custom credit scores are then aggregated by vintage and used in our proprietary loss model to calculate the weighted-average loss rate used for determining the allowance balance.

We monitor the collectability of our wireless service receivables as one overall pool. Wireline service receivables are disaggregated and pooled by the following types of customers and related contracts: consumer, small and medium business, enterprise, public sector and wholesale. For wireless service receivables and wireline consumer and small and medium business receivables, the allowance is calculated based on a 12 month rolling average write-off balance multiplied by the average life-cycle of an account from billing to write-off. The risk of loss is assessed over the contractual life of the receivables and is adjusted based on the historical loss amounts for current and future conditions based on management's qualitative considerations. For enterprise, public sector and wholesale wireline receivables, the allowance for credit losses is based on historical write-off experience and individual customer credit risk, if applicable.

Activity in the allowance for credit losses by portfolio segment of receivables was as follows:

(dollars in millions)	Device Payment Plan Agreement Receivables[1]		Wireless Service Plan Receivables
Balance at January 1, 2025	$	1,315	$ 240
Current period provision for expected credit losses		1,622	492
Write-offs charged against the allowance		(1,356)	(540)
Recoveries collected		47	52
Balance at December 31, 2025	$	1,628	$ 244

[1] Includes allowance for both short-term and long-term device payment plan agreement receivables.

We monitor delinquency and write-off experience based on the quality of our device payment plan agreement and wireless service receivables portfolios. The extent of our collection efforts with respect to a particular customer are based on the results of our proprietary custom internal scoring models that analyze the customer's past performance to predict the likelihood of the customer falling further delinquent. These custom scoring models assess a number of variables, including origination characteristics, customer account history and payment patterns. Since our customers' behaviors may be impacted by general economic conditions, we analyzed whether changes in macroeconomic conditions impact our credit loss experience and have concluded that our credit loss estimates are generally not materially impacted by reasonable and supportable forecasts of future economic conditions. Based on the score derived from these models, accounts are grouped by risk category to determine the collection strategy to be applied to such accounts. For device payment plan agreement receivables and wireless service receivables, we consider an account to be delinquent and in default status if there are unpaid charges remaining on the account on the day after the bill's due date. The risk class determines the speed and severity of the collections effort including initiatives taken to facilitate customer payment.

The balance and aging of the device payment plan agreement receivables, at amortized cost, were as follows:

(dollars in millions)	At December 31, 2025
Unbilled	$ 31,392
Billed:	
Current	1,201
Past due	358
Device payment plan agreement receivables, at amortized cost	$ 32,951

Note 9. Fair Value Measurements and Financial Instruments

Recurring Fair Value Measurements

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1[1]	Level 2[2]	Level 3[3]	(dollars in millions) Total
Assets:				
Prepaid expenses and other:				
Fixed income securities	$ —	$ 40	$ —	$ 40
Cross currency swaps	—	4	—	4
Foreign exchange forwards	—	1	—	1
Other assets:				
Marketable equity securities	453	—	—	453
Fixed income securities	—	344	—	344
Cross currency swaps	—	1,417	—	1,417
Total	$ 453	$ 1,806	$ —	$ 2,259
Liabilities:				
Other current liabilities:				
Interest rate swaps	$ —	$ 1,910	$ —	$ 1,910
Cross currency swaps	—	222	—	222
Foreign exchange forwards	—	1	—	1
Other liabilities:				
Interest rate swaps	—	3,171	—	3,171
Cross currency swaps	—	951	—	951
Total	$ —	$ 6,255	$ —	$ 6,255

[1] Quoted prices in active markets for identical assets or liabilities.
[2] Observable inputs other than quoted prices in active markets for identical assets and liabilities.
[3] Unobservable pricing inputs in the market.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Level 1[1]	Level 2[2]	Level 3[3]	(dollars in millions) Total
Assets:				
Prepaid expenses and other:				
Fixed income securities	$ —	$ 16	$ —	$ 16
Interest rate caps	—	3	—	3
Other assets:				
Fixed income securities	—	269	—	269
Cross currency swaps	—	500	—	500
Total	$ —	$ 788	$ —	$ 788
Liabilities:				
Other current liabilities:				
Interest rate swaps	$ —	$ 1,964	$ —	$ 1,964
Cross currency swaps	—	345	—	345
Foreign exchange forwards	—	5	—	5
Interest rate caps	—	3	—	3
Other liabilities:				
Interest rate swaps	—	3,338	—	3,338
Cross currency swaps	—	2,344	—	2,344
Total	$ —	$ 7,999	$ —	$ 7,999

[1] Quoted prices in active markets for identical assets or liabilities.
[2] Observable inputs other than quoted prices in active markets for identical assets and liabilities.
[3] Unobservable pricing inputs in the market.

Certain of our equity investments do not have readily determinable fair values and are excluded from the tables above. Such investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer and are included in Investments in unconsolidated businesses in our consolidated balance sheets. As of December 31, 2025 and December 31, 2024, the carrying amount of our investments without readily determinable fair values was $710 million and $724 million, respectively. During 2025, there were insignificant adjustments due to observable price changes and insignificant impairment charges. Cumulative adjustments due to observable price changes and impairment charges were approximately $191 million and $144 million, respectively.

Marketable equity securities are valued using quoted prices in active markets for identical assets and thus are classified within Level 1.

Fixed income securities consist primarily of investments in municipal bonds. The valuation of the fixed income securities is based on the quoted prices for similar assets in active markets or identical assets in inactive markets or models that apply inputs from observable market data. The valuation determines that these securities are classified as Level 2.

Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments. Our derivative instruments are recorded on a gross basis.

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period.

Fair Value of Short-term and Long-term Debt

The fair value of our debt is determined using various methods, including quoted prices for identical debt instruments, which is a Level 1 measurement, as well as quoted prices for similar debt instruments with comparable terms and maturities, which is a Level 2 measurement.

The fair value of our short-term and long-term debt, excluding finance leases, was as follows:

			Fair Value		
(dollars in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total
At December 31, 2025	$ 155,639	$ 91,664	$ 62,640	$ —	$ 154,304
At December 31, 2024	141,665	81,552	55,464	—	137,016

Derivative Instruments

We enter into derivative transactions primarily to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. We employ risk management strategies, which may include the use of a variety of derivatives including interest rate swaps, cross currency swaps, forward starting interest rate swaps, treasury rate locks, interest rate caps, swaptions and foreign exchange forwards. We do not hold derivatives for trading purposes.

The following table sets forth the notional amounts of our outstanding derivative instruments:

		(dollars in millions)
At December 31,	**2025**	2024
Interest rate swaps	$ **23,674**	$ 24,025
Cross currency swaps	**36,074**	32,053
Foreign exchange forwards	**570**	620

The following tables summarize the activities of our designated derivatives:

				(dollars in millions)
Years Ended December 31,			**2025**	2024
Interest Rate Swaps:				
Notional value entered into	$		**634**	$ —
Notional value settled			**985**	2,046
Pre-tax gain (loss) recognized in Interest expense			**(10)**	4
Cross Currency Swaps:				
Notional value entered into			**6,191**	2,146
Notional value settled			**2,170**	3,619
Pre-tax gain (loss) on cross currency swaps recognized in Interest expense			**3,476**	(1,839)
Pre-tax gain (loss) on hedged debt recognized in Interest expense			**(3,476)**	1,839
Excluded components recognized in Other comprehensive income (loss)			**(1,131)**	730
Initial value of the excluded component amortized into Interest expense			**92**	96
Treasury Rate Locks:				
Notional value entered into			**6,000**	1,000
Notional value settled			**6,000**	1,000
Pre-tax gain (loss) recognized in Other comprehensive income (loss)			**(121)**	(21)

				(dollars in millions)
Years Ended December 31,			**2025**	2024
Other, net Cash Flows from Operating Activities:				
Cash paid for settlement of interest rate swaps	$		**(45)**	$ (57)
Cash received (paid) for settlement of treasury rate locks[1]			**—**	(21)
Other, net Cash Flows from Financing Activities:				
Cash paid for settlement of cross currency swaps, net			**(91)**	(243)

[1] In 2025, treasury rate locks settlement payments amounting to $121 million were deferred by incorporating the settlement amounts into the cash flows due of certain fixed-to-float interest rate swaps executed in November 2025. Inclusion of the treasury rate locks settlement amounts into the cash flows of these fixed-to-float interest rate swaps resulted in an other-than-insignificant financing element at inception. As such, the cash flows associated with these interest rate swaps will be classified as financing activities in the consolidated statements of cash flows.

The following table displays the amounts recorded in Long-term debt in our consolidated balance sheets related to cumulative basis adjustments for our interest rate swaps designated as fair value hedges. The cumulative amounts exclude cumulative basis adjustments related to foreign exchange risk.

				(dollars in millions)
At December 31,			**2025**	2024
Carrying amount of hedged liabilities	$		**18,815**	$ 18,863
Cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged liabilities			**(4,841)**	(5,192)
Cumulative amount of fair value hedging adjustment remaining for which hedge accounting has been discontinued			**214**	281

Interest Rate Swaps

We enter into interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against interest rate risk exposure of designated debt issuances. We record the interest rate swaps at fair value in our consolidated balance sheets as assets and liabilities. Changes in the fair value of the interest rate swaps are recorded to Interest expense, which are primarily offset by changes in the fair value of the hedged debt due to changes in interest rates.

Cross Currency Swaps

We have entered into cross currency swaps to exchange our British Pound Sterling, Euro, Swiss Franc, Canadian Dollar and Australian Dollar-denominated cash flows into U.S. dollars and to fix our cash payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. These swaps are designated as fair value hedges. We record the cross currency swaps at fair value in our consolidated balance sheets as assets and liabilities. Changes in the fair value of the cross currency swaps attributable to changes in the spot rate of the hedged item and changes in the recorded value of the hedged debt due to changes in spot rates are recorded in the same income statement line item. We present exchange gains and losses from the conversion of foreign currency denominated debt as a part of Interest expense. During the years ended December 31, 2025 and 2024, these amounts completely offset each other and no net gain or loss was recorded.

Changes in the fair value of cross currency swaps attributable to time value and cross currency basis spread are initially recorded to Other comprehensive income (loss). Unrealized gains or losses on excluded components are recorded in Other comprehensive income (loss) and are recognized into Interest expense on a systematic and rational basis through the swap accrual over the life of the hedging instrument.

On March 31, 2022, we elected to de-designate our cross currency swaps previously designated as cash flow hedges and re-designated these swaps as fair value hedges. The amount remaining in Accumulated other comprehensive loss related to cash flow hedges on the date of transition will be reclassified to earnings when the hedged item is recognized in earnings or when it becomes probable that the forecasted transactions will not occur. For the fair value hedges, we elected to exclude the change in fair value of the cross currency swaps related to both time value and cross currency basis spread from the assessment of hedge effectiveness (the excluded components). The initial value of the excluded components of $1.0 billion as of March 31, 2022 will continue to be amortized into Interest expense over the remaining life of the hedging instruments. During the years ended December 31, 2025 and 2024, the amortization of the initial value of the excluded component completely offset the amortization related to the amount remaining in Other comprehensive income (loss) related to cash flow hedges. See Note 14 for additional information. We estimate that $86 million will be amortized into Interest expense within the next 12 months.

Net Investment Hedges

We have designated certain foreign currency debt instruments as net investment hedges to mitigate foreign exchange exposure related to non-U.S. dollar net investments in certain foreign subsidiaries against changes in foreign exchange rates. The notional amount of Euro-denominated debt designated as a net investment hedge was €750 million as of both December 31, 2025 and 2024.

Treasury Rate Locks

We enter into treasury rate locks designated as cash flow hedges to mitigate our interest rate risk on future transactions. We recognize gains and losses resulting from interest rate movements in Other comprehensive income (loss).

We also enter into undesignated treasury rate locks to mitigate our interest rate risk on future transactions. We recognize gains and losses resulting from interest rate movements in Interest expense.

Undesignated Derivatives

We also have the following derivative contracts which we use as economic hedges but for which we have elected not to apply hedge accounting.

The following table summarizes the activity of our derivatives not designated in hedging relationships:

			(dollars in millions)
Years Ended December 31,		**2025**	2024
Foreign Exchange Forwards:			
Notional value entered into	$	**7,740**	$ 8,640
Notional value settled		**7,790**	9,070
Pre-tax gain (loss) recognized in Other income (expense), net		**75**	(50)
Treasury Rate Locks:			
Notional value entered into		**1,250**	—
Notional value settled		**1,250**	—
Pre-tax gain (loss) recognized in Interest expense		**(5)**	—

Foreign Exchange Forwards

We entered into Euro foreign exchange forwards, and in prior periods, British Pound Sterling foreign exchange forwards to mitigate our foreign exchange rate risk related to non-functional currency denominated monetary assets and liabilities of international subsidiaries.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, including device payment plan agreement receivables, certain notes receivable, including lease receivables, and derivative contracts.

Counterparties to our derivative contracts are major financial institutions with whom we have negotiated derivatives agreements (ISDA master agreements) and credit support annex (CSA) agreements which provide rules for collateral exchange. The CSA agreements contain fixed cap amounts or rating based thresholds such that we or our counterparties may be required to hold or post collateral based upon changes in outstanding positions as compared to established thresholds or caps and changes in credit ratings. We do not offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value. At both December 31, 2025 and 2024, we did not hold any collateral. At December 31, 2025 and 2024, we posted $1.1 billion and $2.1 billion, respectively, of collateral related to derivative contracts under collateral exchange agreements, which were recorded as Prepaid expenses and other in our consolidated balance sheets. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect that any such nonperformance would result in a significant effect on our results of operations or financial condition due to our diversified pool of counterparties.

Note 10. Stock-Based Compensation

Verizon Long-Term Incentive Plan

In May 2017, our shareholders approved the 2017 Long-Term Incentive Plan (the 2017 Plan) and terminated the Company's authority to grant new awards under the Verizon 2009 Long-Term Incentive Plan (the 2009 Plan). The 2017 Plan provides for broad-based equity grants to employees, including executive officers, and permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and other awards. Upon approval of the 2017 Plan, we reserved for issuance under the 2017 Plan the number of shares that were remaining but not issued under the 2009 Plan. Shares subject to outstanding awards under the 2009 Plan that expire, are canceled or otherwise terminated will also be available for awards under the 2017 Plan. As of December 31, 2025, 37 million shares are reserved for future issuance under the 2017 Plan.

Restricted Stock Units

Restricted Stock Units (RSUs) granted under the 2017 Plan generally vest in three equal installments on each anniversary of the grant date. The RSUs that are paid in stock upon vesting and are thus classified as equity awards are measured using the grant date fair value of Verizon common stock and are not remeasured at the end of each reporting period. In 2020, Verizon announced a broad-based program that provides for the annual award of cash-settled RSUs under the 2017 Plan to all full-time and part-time employees who meet eligibility requirements. The RSUs that are settled in cash are classified as liability awards and the liability is measured at its fair value at the end of each reporting period. All RSUs granted under the 2017 Plan have dividend equivalent units (DEUs), which will be paid to participants if, and only to the extent the applicable RSU award vests, and is paid at the time the RSU award is paid, and in the same proportion as the RSU award.

We estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate forfeitures and recognize that estimated compensation cost of restricted stock units, net of estimated forfeitures, on a straight-line basis over the vesting period.

Performance Stock Units

The 2017 Plan also provides for grants of Performance Stock Units (PSUs) that generally vest at the end of the third year after the grant. As defined by the 2017 Plan, the Human Resources Committee of the Board of Directors determines the number of PSUs a participant earns based on the extent to which the corresponding performance goals have been achieved over the three-year performance cycle. The PSUs that are paid in stock upon vesting and are classified as equity awards are measured using the grant date fair value of Verizon common stock and are not remeasured at the end of each reporting period. The PSUs that are settled in cash and are classified as liability awards are measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon common stock as well as performance relative to the targets. All PSUs granted under the 2017 Plan have DEUs, which will be paid to participants if, and only to the extent the applicable PSU award vests, and is paid at the time that PSU award is paid, and in the same proportion as the PSU award. The granted and cancelled activity for the PSU award includes adjustments for the performance goals achieved.

The following table summarizes Verizon's Restricted Stock Unit and Performance Stock Unit activity:

(shares in thousands)	Restricted Stock Units		Performance Stock Units	
	Equity Awards	Liability Awards	Equity Awards	Liability Awards
Outstanding January 1, 2023	7,253	20,609	13,825	416
Granted	13,047	17,441	2,537	12
Payments	(3,612)	(12,198)	(3,495)	(121)
Cancelled/Forfeited	(836)	(2,366)	(693)	(31)
Outstanding December 31, 2023	15,852	23,486	12,174	276
Granted	11,118	16,172	(12)	(46)
Payments	(6,439)	(12,393)	(2,175)	(71)
Cancelled/Forfeited	(533)	(1,379)	(181)	(1)
Outstanding December 31, 2024	19,998	25,886	9,806	158
Granted	18,067	7,612	2,575	16
Payments	(9,554)	(13,001)	(2,298)	(66)
Cancelled/Forfeited	(429)	(991)	(3,086)	(64)
Outstanding December 31, 2025	**28,082**	**19,506**	**6,997**	**44**

As of December 31, 2025, unrecognized compensation expense related to the unvested portion of Verizon's RSUs and PSUs was approximately $734 million and is expected to be recognized over approximately 2 years.

The equity awards granted in 2025, 2024 and 2023 have weighted-average grant date fair values of $43.75, $40.31 and $37.53 per unit, respectively. During 2025, 2024 and 2023, we paid $525 million, $508 million and $415 million, respectively, to settle RSUs and PSUs classified as liability awards.

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs and PSUs described above included in Net income attributable to Verizon was $815 million, $795 million and $533 million for 2025, 2024 and 2023, respectively.

Note 11. Employee Benefits

We maintain non-contributory defined benefit pension plans for certain employees. In addition, we maintain postretirement health care and life insurance plans for certain retirees and their dependents, which are both contributory and non-contributory, and include a limit on our share of the cost for certain current and future retirees. In accordance with our accounting policy for pension and other postretirement benefits, operating expenses include service costs associated with pension and other postretirement benefits while other credits and/or charges based on actuarial assumptions, including projected discount rates, an estimated return on plan assets, and impact from health care trend rates are reported in Other income (expense), net. These estimates are updated in the fourth quarter or upon a remeasurement event, to reflect actual return on plan assets and updated actuarial assumptions. The adjustment is recognized in the income statement during the fourth quarter and upon a remeasurement event pursuant to our accounting policy for the recognition of actuarial gains and losses.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for certain employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans. The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans.

Obligations and Funded Status

| | | | | (dollars in millions) |
| | Pension | | Health Care and Life | |
At December 31,	2025	2024	2025	2024
Change in Benefit Obligations				
Beginning of year	$ 7,918	$ 15,133	$ 10,539	$ 11,455
Service cost	160	185	33	52
Interest cost	405	479	547	543
Plan amendments	—	—	1	—
Actuarial (gain) loss, net	137	(1,130)	279	(533)
Benefits paid	(435)	(419)	(801)	(978)
Curtailment and termination benefits	1	6	—	—
Settlements paid	(215)	(725)	—	—
Annuity contracts transfer	—	(5,611)	—	—
End of year	7,971	7,918	10,598	10,539
Change in Plan Assets				
Beginning of year	6,802	13,536	466	466
Actual return on plan assets	456	(400)	71	43
Company contributions	1,313	421	762	935
Benefits paid	(435)	(419)	(801)	(978)
Settlements paid	(215)	(725)	—	—
Annuity contracts transfer	—	(5,611)	—	—
End of year	7,921	6,802	498	466
Funded Status - End of year	$ (50)	$ (1,116)	$ (10,100)	$ (10,073)

(dollars in millions)

At December 31,	Pension 2025	Pension 2024	Health Care and Life 2025	Health Care and Life 2024
Amounts recognized in the balance sheets				
Non-current assets	**$ 254**	$ —	**$ —**	$ —
Current liabilities	**$ (36)**	$ (38)	**$ (612)**	$ (643)
Non-current liabilities	**(268)**	(1,078)	**(9,488)**	(9,430)
Total	**$ (50)**	$ (1,116)	**$ (10,100)**	$ (10,073)
Amounts recognized in Accumulated other comprehensive loss (pre-tax)				
Prior service cost (benefit)	**$ 412**	$ 523	**$ (703)**	$ (833)
Total	**$ 412**	$ 523	**$ (703)**	$ (833)

The accumulated benefit obligation for all defined benefit pension plans was $7.9 billion at both December 31, 2025 and 2024.

Pension Annuitization

On February 29, 2024, we entered into two separate commitment agreements, one by and between the Company, State Street Global Advisors Trust Company (State Street), as independent fiduciary of the Verizon Management Pension Plan and Verizon Pension Plan for Associates (the Pension Plans), and The Prudential Insurance Company of America (Prudential), and one by and between the Company, State Street and RGA Reinsurance Company (RGA), under which the Pension Plans purchased nonparticipating single premium group annuity contracts from Prudential and RGA, respectively, to settle approximately $5.8 billion of benefit liabilities of the Pension Plans, net of certain adjustments, resulting in a net pre-tax settlement gain of $200 million.

The purchase of the group annuity contracts closed on March 6, 2024. The group annuity contracts primarily cover a population that includes 56,000 retirees who commenced benefit payments from the Pension Plans prior to January 1, 2023 (Transferred Participants). Prudential and RGA each irrevocably guarantee and assume the sole obligation to make future payments to the Transferred Participants as provided under their respective group annuity contracts, with direct payments beginning July 1, 2024. The aggregate amount of each Transferred Participant's payment under the group annuity contracts will be equal to the amount of each individual’s payment under the Pension Plans.

The purchase of the group annuity contracts was funded directly by transferring $5.6 billion, of assets of the Pension Plans, net of certain adjustments. The Company made additional contributions to the Pension Plans prior to the closing date of the transaction. With these contributions, the funded ratio of each of the Pension Plans did not change as a result of this transaction.

Pension plan assets and liabilities are primarily presented within Employee benefit obligations in our consolidated balance sheets.

Actuarial (Gain) Loss, Net

The net actuarial loss in 2025 is primarily the result of a $375 million loss ($106 million in our pension plans and $269 million in our postretirement benefit plans) due to a decrease in our discount rate assumption used to determine the current year liabilities of our pension plans and postretirement benefit plans from a weighted-average of 5.8% for our pension plans and 5.6% for our postretirement plans at December 31, 2024 to a weighted-average of 5.7% for our pension plans and 5.4% for our postretirement plans at December 31, 2025.

The net actuarial gain in 2024 is primarily the result of a $1.4 billion gain ($764 million in our pension plans and $656 million in our postretirement benefit plans) due to an increase in our discount rate assumption used to determine the current year liabilities of our pension plans and postretirement benefit plans from a weighted-average of 5.0% for both our pension and postretirement plans at December 31, 2023 to a weighted-average of 5.8% for our pension plans and 5.6% for our postretirement plans at December 31, 2024, as well as a net pre-tax settlement gain of $200 million resulting from the pension annuitization transaction discussed above.

Plan Amendments

The reclassifications from the amounts recorded in Accumulated other comprehensive income (loss) as a result of collective bargaining agreements and plan amendments made in 2016, 2017, 2018 and 2022 resulted in a net increase to net periodic benefit cost and net decrease to pre-tax income of an insignificant amount during 2025 and 2024. The similar reclassifications resulted in a net decrease to net periodic benefit cost and net increase to pre-tax income of $252 million during 2023.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

		(dollars in millions)	
At December 31,		**2025**	2024
Accumulated benefit obligation	$	**1,883**	$ 7,881
Fair value of plan assets		**1,579**	6,802

Information for pension plans with a projected benefit obligation in excess of plan assets follows:

		(dollars in millions)	
At December 31,		**2025**	2024
Projected benefit obligation	$	**1,883**	$ 7,918
Fair value of plan assets		**1,579**	6,802

Net Periodic Benefit Cost (Income)

The following table summarizes the components of net periodic benefit cost (income) related to our pension and postretirement health care and life insurance plans:

					(dollars in millions)		
		Pension			Health Care and Life		
Years Ended December 31,		**2025**	2024	2023	**2025**	2024	2023
Service cost - Cost of services	$	**137**	$ 159	$ 182	$ **28**	$ 44	$ 46
Service cost - Selling, general and administrative expense		**23**	26	26	**5**	8	8
Service cost		**160**	185	208	**33**	52	54
Amortization of prior service cost (credit)		**112**	112	112	**(129)**	(129)	(419)
Expected return on plan assets		**(534)**	(620)	(1,013)	**(28)**	(28)	(31)
Interest cost		**405**	479	752	**547**	543	545
Remeasurement loss (gain), net		**216**	(110)	266	**237**	(547)	726
Curtailment and termination benefits		**1**	—	—	**—**	—	—
Other components		**200**	(139)	117	**627**	(161)	821
Total	$	**360**	$ 46	$ 325	$ **660**	$ (109)	$ 875

The service cost component of net periodic benefit cost (income) is recorded in Cost of services and Selling, general and administrative expense in the consolidated statements of income while the other components, including mark-to-market adjustments, if any, are recorded in Other income (expense), net.

Other pre-tax changes in plan assets and benefit obligations recognized in Other comprehensive (income) loss are as follows:

					(dollars in millions)		
		Pension			Health Care and Life		
At December 31,		**2025**	2024	2023	**2025**	2024	2023
Reversal of amortization items							
Prior service cost (benefit)	$	**(112)**	$ (112)	$ (112)	$ **129**	$ 129	$ 419
Total recognized in Other comprehensive loss (income) (pre-tax)	$	**(112)**	$ (112)	$ (112)	$ **129**	$ 129	$ 419

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life	
At December 31,	**2025**	2024	**2025**	2024
Discount Rate	**5.70%**	5.80%	**5.40%**	5.60%
Rate of compensation increases	**3.00%**	3.00%	**N/A**	N/A

N/A - not applicable

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life		
At December 31,	**2025**	2024	2023	**2025**	2024	2023
Discount rate in effect for determining service cost	**5.80%**	5.40%	5.30%	**5.80%**	5.10%	5.30%
Discount rate in effect for determining interest cost	**5.40**	5.20	5.10	**5.40**	4.90	5.10
Expected return on plan assets	**8.00**	7.90	7.70	**6.20**	6.30	7.30
Rate of compensation increases	**3.00**	3.00	3.00	**N/A**	N/A	N/A

N/A - not applicable

In determining our pension and other postretirement benefit obligations, we used a weighted-average discount rate of 5.5% in 2025. The rates were selected to approximate the composite interest rates available on a selection of high-quality bonds available in the market at December 31, 2025. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, were non-callable (or callable with certain selection criteria met) and available in sufficient quantities to ensure marketability (at least $300 million par outstanding).

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period. Those estimates are based on a combination of factors including the current market interest rates and valuation levels, consensus earnings expectations and historical long-term risk premiums. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust's long-term asset allocation policy.

The assumed health care cost trend rates are as follows:

	Health Care and Life		
At December 31,	**2025**	2024	2023
Weighted-average healthcare cost trend rate assumed for next year	**9.30 %**	8.80 %	7.30 %
Rate to which cost trend rate gradually declines	**4.50**	4.50	4.50
Year the rate reaches the level it is assumed to remain thereafter	**2034**	2034	2032

Plan Assets

The Company's overall investment strategy is to achieve a mix of assets that allows us to meet projected benefit payments while taking into consideration risk and return. While target allocation percentages will vary over time, the current target allocation for plan assets is designed so that 45% to 55% of the assets have the objective of achieving a return in excess of the growth in liabilities (comprised of public equities, private equities, real estate, hedge funds, and high yield bonds) and 52% to 62% of the assets are invested as liability hedging assets (where interest rate sensitivity of the liability hedging assets better match the interest rate sensitivity of the liability) and a maximum of 10% is in cash. This allocation will shift as funded status improves to a higher allocation of liability hedging assets. Target policies will be revisited periodically to ensure they are in line with fund objectives. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors. Due to our diversification and risk control processes, there are no significant concentrations of risk, in terms of sector, industry, geography or company names.

As of December 31, 2025, approximately 8% of pension plan assets consist of Verizon bonds and common stock. Healthcare and life plan assets do not include significant amounts of Verizon bonds or common stock.

Pension Plans

The fair values for the pension plans by asset category at December 31, 2025 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 882	$ 859	$ 23	$ —
Equity securities	8	8	—	—
Fixed income securities				
U.S. Treasuries and agencies	938	737	201	—
Corporate bonds	2,200	1,069	1,131	—
International bonds	139	—	139	—
Other	163	(47)	210	—
Real estate	917	—	—	917
Other				
Private equity	417	—	—	417
Hedge funds	53	—	25	28
Total investments at fair value	5,717	2,626	1,729	1,362
Investments measured at NAV	2,204			
Total	$ 7,921	$ 2,626	$ 1,729	$ 1,362

The fair values for the pension plans by asset category at December 31, 2024 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 542	$ 530	$ 12	$ —
Equity securities	12	12	—	—
Fixed income securities				
U.S. Treasuries and agencies	720	527	193	—
Corporate bonds	1,129	627	502	—
International bonds	113	—	113	—
Other	82	(87)	169	—
Real estate	934	—	—	934
Other				
Private equity	564	—	—	564
Hedge funds	50	—	27	23
Total investments at fair value	4,146	1,609	1,016	1,521
Investments measured at NAV	2,656			
Total	$ 6,802	$ 1,609	$ 1,016	$ 1,521

The following is a reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs:

(dollars in millions)

	Real Estate	Private Equity	Hedge Funds	Total
Balance at January 1, 2024	$ 996	$ 512	$ 26	$ 1,534
Actual gain (loss) on plan assets	(69)	55	1	(13)
Purchases (sales)	12	(1)	(1)	10
Transfers out	(5)	(2)	(3)	(10)
Balance at December 31, 2024	934	564	23	1,521
Actual gain (loss) on plan assets	43	(53)	3	(7)
Purchases (sales)	(60)	(90)	2	(148)
Transfers out	—	(4)	—	(4)
Balance at December 31, 2025	$ 917	$ 417	$ 28	$ 1,362

Health Care and Life Plans

The fair values for the other postretirement benefit plans by asset category at December 31, 2025 are as follows:

					(dollars in millions)
Asset Category		Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$	32 $	— $	32 $	—
Equity securities		237	237	—	—
Fixed income securities					
U.S. Treasuries and agencies		165	150	15	—
Corporate bonds		39	22	17	—
International bonds		13	9	4	—
Other		12	—	12	—
Total investments at fair value		498	418	80	—
Investments measured at NAV		—			
Total	$	498 $	418 $	80 $	—

The fair values for the other postretirement benefit plans by asset category at December 31, 2024 are as follows:

					(dollars in millions)
Asset Category		Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$	21 $	— $	21 $	—
Equity securities		223	223	—	—
Fixed income securities					
U.S. Treasuries and agencies		149	135	14	—
Corporate bonds		45	32	13	—
International bonds		15	11	4	—
Other		10	—	10	—
Total investments at fair value		463	401	62	—
Investments measured at NAV		3			
Total	$	466 $	401 $	62 $	—

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of assets.

Cash and cash equivalents include short-term investment funds (less than 90 days to maturity), primarily in diversified portfolios of investment grade money market instruments and are valued using quoted market prices or other valuation methods. The carrying value of cash equivalents approximates fair value due to the short-term nature of these investments.

Investments in securities traded on national and foreign securities exchanges are valued by the trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Government obligations, corporate bonds, international bonds and asset-backed debt are valued using matrix prices with input from independent third-party valuation sources. Over-the-counter securities are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable such as multiple broker quotes.

Commingled funds not traded on national exchanges are priced by the custodian or fund's administrator at their net asset value (NAV). Commingled funds held by third-party custodians appointed by the fund managers provide the fund managers with a NAV. The fund managers have the responsibility for providing this information to the custodian of the respective plan.

The investment manager of the entity values venture capital, corporate finance and natural resource limited partnership investments. Real estate investments are valued at amounts based upon appraisal reports prepared by either independent real estate appraisers or the investment manager using discounted cash flows or market comparable data. Loans secured by mortgages are carried at the lesser of the unpaid balance or appraised value of the underlying properties. The values assigned to these investments are based upon available and current market information and do not necessarily represent amounts that might ultimately be realized. Because of the inherent uncertainty of valuation, estimated fair values might differ significantly from the values that would have been used had a ready market for the securities existed. These differences could be material.

Forward currency contracts, futures, and options are valued by the trustee at the exchange rates and market prices prevailing on the last business day of the year. Both exchange rates and market prices are readily available from published sources. These securities are classified by the asset class of the underlying holdings.

Hedge funds are valued by the custodian at NAV based on statements received from the investment manager. These funds are valued in accordance with the terms of their corresponding offering or private placement memoranda.

Commingled funds, hedge funds, venture capital, corporate finance, natural resource and real estate limited partnership investments for which fair value is measured using the NAV per share as a practical expedient are not leveled within the fair value hierarchy but are included in total investments.

Employer Contributions

In 2025, we made discretionary non-cash contributions in the aggregate principal amount of $1.3 billion to our qualified pension plans. We made contributions of $54 million to our nonqualified pension plans and $762 million of contributions to our other postretirement benefit plans. For 2026, we expect no required qualified pension plan contributions and insignificant nonqualified pension plan contributions. Contributions to our other postretirement benefit plans are estimated to be approximately $700 million in 2026.

Estimated Future Benefit Payments

The benefit payments to retirees are expected to be paid as follows:

		(dollars in millions)
Year	Pension Benefits	Health Care and Life
2026	$ 1,117	$ 711
2027	320	755
2028	360	788
2029	401	812
2030	438	875
2031 to 2035	2,663	4,489

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). We match a certain percentage of eligible employee contributions to certain savings plans with shares of our common stock from this ESOP. At December 31, 2025, the number of allocated shares of common stock in this ESOP was 38 million. There were no unallocated shares of common stock in this ESOP at December 31, 2025. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $666 million in 2025, $700 million in 2024 and $724 million in 2023.

Severance Benefits

The following table provides an analysis of our severance liability:

				(dollars in millions)
Year	Beginning of Year	Charged to Expense	Payments	End of Year
2023	$ 653	$ 531	$ (617)	$ 567
2024	567	1,494	(966)	1,095
2025	1,095	1,491	(906)	1,680

Severance, Pension and Benefits Charges (Credits)

During 2025, we recorded net pre-tax severance charges of $1.5 billion, principally as a result of separations in connection with workforce reduction initiatives, in Selling, general and administrative expense in our consolidated statements of income. More than 13,000 employees separated from Verizon under this initiative, with the majority of these employees having exited through December 31, 2025.

During 2024, we recorded net pre-tax severance charges of $1.5 billion, principally as a result of our voluntary separation program, but also as a result of other headcount reduction initiatives, in Selling, general and administrative expense in our consolidated statements of income. In June 2024, we announced a voluntary separation program for select U.S.-based management employees. Approximately 4,800 eligible employees separated from Verizon under this program through the end of March 2025.

During 2023, we recorded net pre-tax severance charges of $531 million in Selling, general and administrative expense in our consolidated statements of income.

During 2025, in accordance with our accounting policy to recognize actuarial gains and losses in the period in which they occur, we recorded net pre-tax pension and benefit charges of $453 million in our pension and postretirement benefit plans. The net charge was recorded in Other income (expense), net, in our consolidated statement of income. This was primarily driven by a charge of $375 million ($106 million for pension plans and $269 million for postretirement benefit plans) due to a decrease in our discount rate assumption used to determine the current year liabilities of our plans from a weighted-average of 5.8% for our pension plans and 5.6% for our postretirement plans at December 31, 2024 to a weighted-average of 5.7% for our pension plans and 5.4% for our postretirement plans at December 31, 2025, and a net charge of $78 million primarily due to changes in other actuarial assumption adjustments, which includes the difference between our estimated and our actual return on plan assets.

During 2024, we recorded net pre-tax pension and benefits credits of $657 million in our pension and postretirement benefit plans. The net gain was recorded in Other income (expense), net, in our consolidated statement of income. This was primarily driven by a credit of $1.4 billion ($764 million for pension plans and $656 million for postretirement benefit plans) due to an increase in our discount rate assumption used to determine the current year liabilities of our plans from a weighted-average of 5.0% for both our pension and post retirement plans at December 31, 2023 to a weighted-average of 5.8% for our pension plans and 5.6% for our postretirement benefit plans at December 31, 2024; a charge of $1.0 billion due to the difference between our estimated and our actual return on plan assets; and a net pre-tax settlement credit of $200 million resulting from the pension annuitization transaction discussed above.

During 2023, we recorded net pre-tax pension and benefits charges of $992 million in our pension and postretirement benefit plans. The charges were recorded in Other income (expense), net, in our consolidated statement of income and were primarily driven by a charge of $534 million due to an increase in our healthcare cost trend rate assumption used to determine the current year liabilities of our postretirement benefit plans from a weighted-average of 6.6% at December 31, 2022 to a weighted-average of 7.3% at December 31, 2023; a charge of $503 million due to a decrease in our discount rate assumption used to determine the current year liabilities of our pension plans ($288 million) and postretirement benefit plans ($215 million) from a weighted-average of 5.2% at December 31, 2022 to a weighted-average of 5.0% at December 31, 2023; a net credit of $45 million primarily due to changes in other actuarial assumption adjustments, which includes the difference between our estimated and our actual return on plan assets.

Note 12. Taxes

The components of income before provision for income taxes are as follows:

			(dollars in millions)
Years Ended December 31,	**2025**	2024	2023
Domestic	$ **20,150**	$ 21,253	$ 15,668
Foreign	**2,522**	1,726	1,319
Total	$ **22,672**	$ 22,979	$ 16,987

The components of the provision for income taxes are as follows:

			(dollars in millions)
Years Ended December 31,	**2025**	2024	2023
Current			
Federal	$ **1,735**	$ 3,367	$ 2,070
Foreign	**323**	240	219
State and local	**666**	608	215
Total	**2,724**	4,215	2,504
Deferred			
Federal	**2,115**	807	1,799
Foreign	**19**	(4)	28
State and local	**206**	12	561
Total	**2,340**	815	2,388
Total income tax provision	$ **5,064**	$ 5,030	$ 4,892

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

						(dollars in millions)
	2025		2024		2023	
Years Ended December 31,	**Amount**	**Percent**	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$ **4,761**	**21.0 %**	$ 4,825	21.0 %	$ 3,567	21.0 %
State and local income taxes, net of federal income tax effect[1]	**739**	**3.3**	566	2.5	664	3.9
Foreign tax effects	**(131)**	**(0.6)**	(68)	(0.3)	(16)	(0.1)
Effect of cross-border tax laws	**41**	**0.2**	—	—	18	0.1
Tax credits	**(25)**	**(0.1)**	(27)	(0.1)	(27)	(0.2)
Changes in valuation allowances	**(34)**	**(0.2)**	15	0.1	—	—
Nontaxable or nondeductible items						
Goodwill impairment	**—**	**—**	—	—	1,149	6.8
Other	**(69)**	**(0.3)**	(116)	(0.5)	(133)	(0.8)
Changes in unrecognized tax benefits	**19**	**0.1**	40	0.2	(27)	(0.2)
Other adjustments						
Federal refund claims	**—**	**—**	(17)	(0.1)	(245)	(1.4)
Other	**(237)**	**(1.1)**	(188)	(0.9)	(58)	(0.3)
Effective income tax rate	$ **5,064**	**22.3 %**	$ 5,030	21.9 %	$ 4,892	28.8 %

[1] The states that contribute to the majority (greater than 50%) of the tax effect in this category include California, Illinois, Maryland, Pennsylvania and Virginia for 2025, California, Maryland and Pennsylvania for 2024, California, Georgia, Illinois, Maryland and Virginia for 2023.

The effective income tax rate for 2025 was 22.3% compared to 21.9% for 2024. The increase in the effective income tax rate and provision for income taxes was primarily due to higher tax benefits resulting from the favorable resolution of various income tax matters and a reduction in deferred income taxes due to changes in state apportionment during the prior period.

The effective income tax rate for 2024 was 21.9% compared to 28.8% for 2023. The decrease in the effective income tax rate was primarily due to the Verizon Business Group goodwill impairment charge of $5.8 billion in 2023 that substantially decreased income before income taxes and was not deductible. The increase in the provision for income taxes was primarily due to the increase in income before income taxes in the current period.

The amounts of cash taxes paid by Verizon are as follows:

					(dollars in millions)
Years Ended December 31,		**2025**		2024	2023
Federal	$	**2,236**	$	4,745	$ 1,447
State		**977**		665	672
Foreign					
Ireland		**291**		156	143
All other foreign		**77**		66	81
Income taxes, net of amounts refunded		**3,581**		5,632	2,343
Employment taxes		**972**		992	1,016
Property and other taxes		**1,915**		1,836	2,007
Total	$	**6,468**	$	8,460	$ 5,366

In 2025 and 2023, the only jurisdiction with cash taxes paid that equaled or exceeded 5% of total income taxes paid was Ireland. In 2024, there were no individual jurisdictions with cash taxes paid that equaled or exceeded 5% of total income taxes paid.

Deferred Tax Assets and Liabilities

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

				(dollars in millions)
At December 31,		**2025**		2024
Deferred tax assets				
Employee benefits	$	**3,366**	$	3,676
Tax loss, credit, and other carry forwards		**1,423**		1,719
Lease liabilities		**4,909**		5,138
Other - assets		**1,847**		1,735
		11,545		12,268
Valuation allowances		**(1,161)**		(1,399)
Deferred tax assets		**10,384**		10,869
Deferred tax liabilities				
Spectrum and other intangible amortization		**30,568**		29,302
Depreciation		**21,136**		20,424
Lease right-of-use assets		**4,568**		4,822
Other - liabilities		**2,694**		2,904
Deferred tax liabilities		**58,966**		57,452
Net deferred tax liability	$	**48,582**	$	46,583

Undistributed earnings of certain foreign subsidiaries continue to be indefinitely invested outside the U.S. The majority of Verizon's cash flow is generated from domestic operations and we are not dependent on foreign cash or earnings to meet our funding requirements, nor do we intend to repatriate these undistributed foreign earnings to fund U.S. operations. Furthermore, a portion of these undistributed earnings represents amounts that legally must be kept in reserve in accordance with certain foreign jurisdictional requirements and are unavailable for distribution or repatriation. As a result, we have not provided U.S. deferred taxes on these undistributed earnings because we intend that they will remain indefinitely reinvested outside of the U.S. and, therefore unavailable for use in funding U.S. operations. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practicable.

At December 31, 2025, we had net after-tax loss, credit, and other carry forwards for income tax purposes of approximately $1.4 billion that relate to federal, state and foreign taxes. Of these net after-tax loss, credit, and other carry forwards, approximately $854 million will expire between 2026 and 2045 and approximately $570 million may be carried forward indefinitely.

During 2025, the valuation allowance decreased by $238 million, primarily related to state income taxes. The $1.2 billion valuation allowance at December 31, 2025 is primarily related to state and foreign taxes.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

				(dollars in millions)		
		2025		2024		2023
Balance at January 1,	$	**2,635**	$	2,705	$	2,812
Additions based on tax positions related to the current year		**92**		91		114
Additions for tax positions of prior years		**68**		203		185
Reductions for tax positions of prior years		**(87)**		(229)		(154)
Settlements		**(5)**		(70)		(50)
Lapses of statutes of limitations		**(56)**		(65)		(202)
Balance at December 31,	$	**2,647**	$	2,635	$	2,705

At December 31, 2025, 2024, and 2023 the total unrecognized tax benefits included $2.3 billion, in each respective period, that if recognized, would favorably affect the effective income tax rate.

We recognized the following net after-tax expenses (benefit) related to interest and penalties in the provision for income taxes:

Years Ended December 31,	(dollars in millions)
2025	$ 72
2024	55
2023	86

The after-tax accruals for the payment of interest and penalties in the consolidated balance sheets are as follows:

At December 31,	(dollars in millions)
2025	$ 751
2024	684

Verizon and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. As a large taxpayer, we are under audit by the IRS and multiple state and foreign jurisdictions for various open tax years. The IRS is currently examining the Company's U.S. income tax returns for tax years 2017 through 2019. Tax controversies are ongoing for tax years as early as 2011 in certain states and as early as 2000 outside the U.S.

Note 13. Segment Information

Reportable Segments

We have two reportable segments that we operate and manage as strategic business units - Consumer and Business. We measure and evaluate our reportable segments based on segment operating income, consistent with the chief operating decision maker's (CODM) assessment of segment performance.

The Company's CODM is the Chief Executive Officer. The CODM uses segment operating income to allocate resources (including employees, financial or capital resources) and to assess performance during the monthly and quarterly financial strategic review process. When assessing segment performance and how to allocate resources, the CODM focuses on evaluating whether revenues generated are sufficient to cover variable and fixed costs with an appropriate return on investment. Key decisions considered by the CODM using segment operating income include prioritization and timing of changes to network technologies, allocation of capital expenditures based on the Company's priorities, geographic expansion of wireline and wireless networks, establishment of key financial and operational targets, pricing decisions, branding matters and people management.

Our segments and their principal activities consist of the following:

Segment	Description
Verizon Consumer Group	Our Consumer segment provides consumer-focused wireless and wireline communications services and products. Our wireless services are provided across one of the most extensive wireless networks in the U.S. under the Verizon family of brands and through wholesale and other arrangements. We also provide FWA broadband through our 5G or 4G LTE networks as an alternative to traditional landline internet access. As of December 31, 2025, our wireline services are provided in nine U.S. states and Washington D.C. over our 100% fiber-optic network through our fiber product portfolio, as well as over a traditional copper-based network. We also provide fixed wireless access (FWA) broadband through our fifth-generation (5G) or fourth-generation (4G) Long-Term Evolution (LTE) networks as an alternative to traditional landline internet access.
Verizon Business Group	Our Business segment provides wireless and wireline communications services and products, including mobility communication services, FWA and wireline broadband, Internet of Things (IoT) connectivity solutions, advanced communication services, corporate networking solutions, local and long distance voice services, and security and managed network services. We provide these products and services to businesses, public sector customers and wireless and wireline carriers across the U.S. and a subset of these products and services to customers around the world.

Our Consumer segment's wireless and wireline products and services are available to our retail customers, as well as resellers that purchase wireless network access from us on a wholesale basis. Our Business segment's wireless and wireline products and services are organized by the primary customer groups for these offerings: Enterprise and Public Sector, Business Markets and Other, and Wholesale.

Corporate and other primarily includes device insurance programs, investments in unconsolidated businesses and development stage businesses that support our strategic initiatives, as well as unallocated corporate expenses, certain pension and other employee benefit related costs and interest and financing expenses. Corporate and other also includes the historical results of divested businesses and other adjustments and gains and losses that are not allocated or used in assessing segment performance due to their nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses from these transactions that are not individually significant are included in segment results and therefore included in the CODM's assessment of segment performance.

The following tables provide operating financial information for our two reportable segments:

(dollars in millions)

2025	Consumer	Business	Total Reportable Segments
External Operating Revenues			
Service[1]	$ 80,617	$ —	$ 80,617
Wireless equipment	21,779	—	21,779
Other[1][2]	4,116	—	4,116
Enterprise and Public Sector	—	13,532	13,532
Business Markets and Other	—	13,555	13,555
Wholesale	—	1,953	1,953
Intersegment revenues	295	29	324
Total Operating Revenues[3]	106,807	29,069	135,876
Operating Expenses[4]			
Cost of wireless equipment	23,930	5,046	28,976
Centrally managed network and shared service costs[5]	17,991	9,717	27,708
Depreciation and amortization expense	14,173	4,112	18,285
Other segment expenses[6]	21,085	7,662	28,747
Total Operating Expenses	77,179	26,537	103,716
Operating Income	$ 29,628	$ 2,532	$ 32,160

[1] Reflects the reclassification of recurring device protection and insurance related plan revenues from Other revenue into Wireless service revenue in the first quarter of 2025.

[2] Other revenue includes fees that partially recover the direct and indirect costs of complying with regulatory and industry obligations and programs, leasing and interest recognized when equipment is sold to the customer by an authorized agent under a device payment plan agreement.

[3] Service and other revenues and Wireless equipment revenues included in our Business segment amounted to approximately $25.4 billion and $3.7 billion, respectively, for the year ended December 31, 2025.

[4] The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

[5] Centrally managed network and shared service costs include costs for network and leased assets, supply chain and other centralized services that are allocated to our Consumer and Business segments based on proportionate usage of services.

[6] Other segment expenses for each reportable segment include certain personnel, digital content, sales-related, overhead, other direct and operating costs.

(dollars in millions)

2024	Consumer	Business	Total Reportable Segments
External Operating Revenues			
Service[1]	$ 79,245	$ —	$ 79,245
Wireless equipment	19,598	—	19,598
Other[1][2]	3,848	—	3,848
Enterprise and Public Sector	—	14,218	14,218
Business Markets and Other	—	13,081	13,081
Wholesale	—	2,196	2,196
Intersegment revenues	213	36	249
Total Operating Revenues[3]	102,904	29,531	132,435
Operating Expenses[4]			
Cost of wireless equipment	21,259	4,841	26,100
Centrally managed network and shared service costs[5]	17,781	10,200	27,981
Depreciation and amortization expense	13,552	4,307	17,859
Other segment expenses[6]	20,828	8,125	28,953
Total Operating Expenses	73,420	27,473	100,893
Operating Income	$ 29,484	$ 2,058	$ 31,542

(1) Reflects the reclassification of recurring device protection and insurance related plan revenues from Other revenue into Wireless service revenue in the first quarter of 2025.

(2) Other revenue includes fees that partially recover the direct and indirect costs of complying with regulatory and industry obligations and programs, leasing and interest recognized when equipment is sold to the customer by an authorized agent under a device payment plan agreement.

(3) Service and other revenues and Wireless equipment revenues included in our Business segment amounted to approximately $25.9 billion and $3.6 billion, respectively, for the year ended December 31, 2024.

(4) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

(5) Centrally managed network and shared service costs include costs for network and leased assets, supply chain and other centralized services that are allocated to our Consumer and Business segments based on proportionate usage of services.

(6) Other segment expenses for each reportable segment include certain personnel, digital content, sales-related, overhead, other direct and operating costs.

(dollars in millions)

2023	Consumer	Business	Total Reportable Segments
External Operating Revenues			
Service[1]	$ 77,127	$ —	$ 77,127
Wireless equipment	20,645	—	20,645
Other[1][2]	3,645	—	3,645
Enterprise and Public Sector	—	15,076	15,076
Business Markets and Other	—	12,697	12,697
Wholesale	—	2,313	2,313
Intersegment revenues	209	36	245
Total Operating Revenues[3]	101,626	30,122	131,748
Operating Expenses[4]			
Cost of wireless equipment	21,827	4,959	26,786
Centrally managed network and shared service costs[5]	17,496	10,590	28,086
Depreciation and amortization expense	13,077	4,488	17,565
Other segment expenses[6]	20,215	8,019	28,234
Total Operating Expenses	72,615	28,056	100,671
Operating Income	$ 29,011	$ 2,066	$ 31,077

(1) Reflects the reclassification of recurring device protection and insurance related plan revenues from Other revenue into Wireless service revenue in the first quarter of 2025.

(2) Other revenue includes fees that partially recover the direct and indirect costs of complying with regulatory and industry obligations and programs, leasing and interest recognized when equipment is sold to the customer by an authorized agent under a device payment plan agreement.

(3) Service and other revenues and Wireless equipment revenues included in our Business segment amounted to approximately $26.4 billion and $3.7 billion, respectively, for the year ended December 31, 2023.

(4) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

(5) Centrally managed network and shared service costs include costs for network and leased assets, supply chain and other centralized services that are allocated to our Consumer and Business segments based on proportionate usage of services.

(6) Other segment expenses for each reportable segment include certain personnel, digital content, sales-related, overhead, other direct and operating costs.

The following table provides Fios revenue for our two reportable segments and includes intersegment activity:

(dollars in millions)

Years Ended December 31,	**2025**	2024	2023
Consumer	**$ 11,678**	$ 11,647	$ 11,614
Business	**1,244**	1,252	1,235
Total Fios revenue	**$ 12,922**	$ 12,899	$ 12,849

The following table provides Wireless service revenue for our two reportable segments and includes intersegment activity:

(dollars in millions)

Years Ended December 31,	**2025**	2024	2023
Consumer	**$ 69,382**	$ 67,951	$ 65,820
Business	**14,321**	14,122	13,714
Total Wireless service revenue	**$ 83,703**	$ 82,073	$ 79,534

Wireless service revenue reflects the reclassification of recurring device protection and insurance related plan revenues from Other revenue into Wireless service revenue in the first quarter of 2025.

Reconciliation to Consolidated Financial Information

The reconciliation of segment operating revenues and operating income to consolidated operating revenues and operating income below includes the effects of special items that the CODM does not consider in assessing segment performance, primarily because of their nature.

A reconciliation of the total reportable segments' operating revenues to consolidated operating revenues is as follows:

					(dollars in millions)	
Years Ended December 31,		**2025**		2024		2023
Operating Revenues						
Total reportable segments	$	**135,876**	$	132,435	$	131,748
Corporate and other		**2,642**		2,609		2,479
Reconciling items:						
Eliminations		**(327)**		(256)		(253)
Consolidated Operating Revenues	$	**138,191**	$	134,788	$	133,974

A reconciliation of the total reportable segments' operating income to consolidated income before provision for income taxes is as follows:

					(dollars in millions)	
Years Ended December 31,		**2025**		2024		2023
Operating Income						
Total reportable segments	$	**32,160**	$	31,542	$	31,077
Corporate and other		**(480)**		(610)		(643)
Reconciling items:						
Severance charges		**(1,715)**		(1,733)		(533)
Other components of net periodic pension and benefit charges (Note 11)		**(32)**		(33)		(248)
Asset and business rationalization		**(583)**		(374)		(480)
Acquisition and integration related charges		**(91)**		—		—
Legacy legal matter		**—**		(106)		—
Verizon Business Group goodwill impairment		**—**		—		(5,841)
Legal settlement		**—**		—		(100)
Business transformation costs		**—**		—		(176)
Non-strategic business shutdown		**—**		—		(179)
Consolidated operating income		**29,259**		28,686		22,877
Equity in earnings (losses) of unconsolidated businesses		**—**		(53)		(53)
Other income (expense), net		**107**		995		(313)
Interest expense		**(6,694)**		(6,649)		(5,524)
Income Before Provision For Income Taxes	$	**22,672**	$	22,979	$	16,987

No single customer accounted for more than 10% of our total operating revenues during the years ended December 31, 2025, 2024 or 2023. International operating revenues were not significant during the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025 and 2024, international long-lived assets were not significant.

The CODM does not review disaggregated assets on a segment basis; therefore, such information is not presented. Depreciation and amortization included in the measure of segment profitability is primarily allocated based on proportional usage, and is included within Total reportable segment operating income.

Note 14. Equity and Comprehensive Income (Loss)

Equity

Common Stock

In February 2020, the Board of Directors of the Company authorized a share buyback program to repurchase up to 100 million shares of our common stock. During the years ended December 31, 2025, 2024, and 2023, we did not repurchase any shares of our common stock under our share buyback program. At December 31, 2025, the maximum number of shares that could be purchased by or on behalf of Verizon under our share buyback program was 100 million. The share buyback program authorized by the Board in February 2020 terminated upon the authorization of the new share repurchase program discussed below.

On January 30, 2026, the Board of Directors of the Company authorized a share repurchase program for up to $25 billion of our common stock. The program will terminate when the aggregate consideration paid to purchase shares of our common stock reaches $25 billion, exclusive of any fees, commissions or other expenses, or a new share repurchase plan superseding the current plan is authorized, whichever is sooner. Under the program, shares may be repurchased in privately negotiated transactions, on the open market, or otherwise, including through plans complying with Rule 10b5-1 or Rule 10b-18 under the Exchange Act. The timing and number of shares purchased under the program, if any, will depend on prevailing stock prices, general economic and market conditions, and other considerations. The share repurchase program does not obligate us to acquire any particular amount of common stock, and the program may be suspended or discontinued at any time at our discretion.

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareholder plans. During the years ended December 31, 2025, 2024, and 2023, we issued 7.5 million, 5.4 million and 4.4 million shares of common stock from treasury stock, which had aggregate values of $328 million, $238 million and $192 million, respectively.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Significant changes in the components of Other comprehensive income (loss), net of provision for income taxes are described below.

The changes in the balances of Accumulated other comprehensive income (loss) by component are as follows:

(dollars in millions)	Foreign currency translation adjustments	Unrealized gain (loss) on cash flow hedges	Unrealized gain (loss) on fair value hedges	Unrealized gain (loss) on marketable securities	Defined benefit pension and postretirement plans	Total
Balance at January 1, 2023	$ (698)	$ (1,150)	$ (431)	$ (9)	$ 423	$ (1,865)
Excluded components recognized in other comprehensive income	—	—	617	—	—	617
Other comprehensive income	62	3	—	5	—	70
Amounts reclassified to net income	—	85	(81)	2	(208)	(202)
Net other comprehensive income (loss)	62	88	536	7	(208)	485
Balance at December 31, 2023	(636)	(1,062)	105	(2)	215	(1,380)
Excluded components recognized in other comprehensive income	—	—	547	—	—	547
Other comprehensive loss	(97)	(16)	—	(3)	—	(116)
Amounts reclassified to net income	—	97	(63)	—	(8)	26
Net other comprehensive income (loss)	(97)	81	484	(3)	(8)	457
Balance at December 31, 2024	(733)	(981)	589	(5)	207	(923)
Excluded components recognized in other comprehensive income	—	—	(848)	—	—	(848)
Other comprehensive income (loss)	**126**	**(91)**	—	**5**	—	**40**
Amounts reclassified to net income	—	**83**	**(69)**	—	**(10)**	**4**
Net other comprehensive income (loss)	**126**	**(8)**	**(917)**	**5**	**(10)**	**(804)**
Balance at December 31, 2025	$ **(607)**	$ **(989)**	$ **(328)**	$ **—**	$ **197**	$ **(1,727)**

The amounts presented above in Net other comprehensive income (loss) are net of taxes. The amounts reclassified to net income related to unrealized gain (loss) on cash flow hedges and unrealized gain (loss) on fair value hedges in the table above are included in Other income (expense), net and Interest expense in our consolidated statements of income. See Note 9 for additional information. The amounts reclassified to net income related to unrealized gain (loss) on marketable securities in the table above are included in Other income (expense), net in our consolidated statements of income. The amounts reclassified to net income related to defined benefit pension and postretirement plans in the table above are included in Other income (expense), net in our consolidated statements of income. See Note 11 for additional information.

Note 15. Additional Financial Information

The following tables provide additional financial information related to our consolidated financial statements:

Income Statement Information

(dollars in millions)

Years Ended December 31,	**2025**	2024	2023
Depreciation expense	**$ 15,350**	$ 15,112	$ 14,937
Interest costs on debt balances	**7,291**	7,382	7,123
Net amortization of debt discount	**143**	230	219
Capitalized interest costs	**(740)**	(963)	(1,818)
Advertising expense	**3,832**	3,976	3,847

(dollars in millions)

Years Ended December 31,	**2025**	2024	2023
Other income (expense), net			
Interest income	**$ 329**	$ 336	$ 354
Other components of net periodic benefit (cost) income	**(827)**	300	(938)
Net debt extinguishment gains	**368**	385	308
Other, net	**237**	(26)	(37)
	$ 107	$ 995	$ (313)

Balance Sheet Information

(dollars in millions)

At December 31,	**2025**	2024
Prepaid expenses and other		
Prepaid taxes	**$ 1,844**	$ 811
Deferred contract costs	**3,315**	2,932
Collateral payments related to derivative contracts	**1,074**	2,118
Restricted cash	**297**	319
Other prepaid expense and other	**1,806**	1,793
	$ 8,336	$ 7,973
Accounts payable and accrued liabilities		
Accounts payable	**$ 12,154**	$ 10,425
Accrued expenses	**4,534**	5,058
Accrued vacation, salaries and wages	**4,832**	4,436
Interest payable	**1,602**	1,553
Taxes payable	**1,859**	1,902
	$ 24,981	$ 23,374
Other current liabilities		
Dividends payable	**$ 2,937**	$ 2,878
Contract liability	**7,576**	7,492
Other	**3,716**	3,979
	$ 14,229	$ 14,349

As of December 31, 2025 and 2024, Property, plant and equipment includes approximately $3.8 billion and $3.3 billion, respectively, of additions that have not yet been paid.

Cash Flow Information

Years Ended December 31,		2025		2024		2023
Cash Paid						
Interest, net of amounts capitalized	$	5,772	$	5,505	$	4,384
Income taxes, net of amounts refunded		3,581		5,632		2,343
Other, net Cash Flows from Operating Activities						
Changes in device payment plan agreement non-current receivables	$	(2,485)	$	(538)	$	(2,975)
Net debt extinguishment gains		(368)		(385)		(308)
Other, net		597		1,096		(427)
	$	(2,256)	$	173	$	(3,710)
Other, net Cash Flows from Financing Activities						
Net debt related costs[1]	$	(97)	$	(259)	$	(73)
Other, net		(1,852)		(816)		(1,397)
	$	(1,949)	$	(1,075)	$	(1,470)

(dollars in millions)

[1] These costs include fees paid in connection with exchange and tender offers and settlements of associated instruments.

Supplier Finance Program

We maintain a voluntary supplier finance program (SFP) with a financial institution which provides certain suppliers the option, at their sole discretion, to participate in the program and sell their receivables due from Verizon to the financial institution on a non-recourse basis. The eligible suppliers negotiate the terms directly with the financial institution and we have no involvement in establishing those terms nor are we a party to these agreements.

Our payments associated with the invoices from the suppliers participating in the SFP are made to the financial institution according to the original invoice terms generally at 90 days from the invoice date and for the original invoice amount. No additional payments are exchanged between Verizon and the financial institution related to the SFP. Verizon does not pledge any assets nor provide any guarantees to the financial institution in connection with the SFP. The SFP can be terminated by Verizon or the financial institution with a 60-day notice period.

The following table presents the confirmed obligations in the SFP and the related activities:

(dollars in millions)

Year Ended December 31,		2025		2024
Confirmed obligations outstanding at the beginning of the year	$	772	$	817
Invoices added during the year		3,531		3,549
Invoices paid during the year		(3,580)		(3,594)
Confirmed obligations outstanding at the end of the year	$	723	$	772

Confirmed obligations outstanding related to suppliers participating in the SFP are recorded within Accounts payable and accrued liabilities in our consolidated balance sheets and the associated payments are reflected in the operating activities section of our consolidated statements of cash flows. As of December 31, 2025 and 2024, $723 million and $772 million, respectively, remained as confirmed obligations outstanding related to suppliers participating in the SFP.

Note 16. Commitments and Contingencies

In the ordinary course of business, Verizon is involved in various litigation and regulatory proceedings at the state and federal level. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, Verizon establishes an accrual. In none of the currently pending matters is the amount of accrual material. An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time due to various factors typical in contested proceedings, including: (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

Verizon is currently involved in approximately 30 federal district court actions alleging that Verizon is infringing various patents. Most of these cases are brought by non-practicing entities and effectively seek only monetary damages; a small number are brought by companies that have sold products and could seek injunctive relief as well. These cases have progressed to various stages and a small number may have gone to trial or may go to trial in the coming 12 months if they are not otherwise resolved.

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as indemnity from certain financial losses. From time to time, counterparties may make claims under these provisions, and Verizon will seek to defend against those claims and resolve them in the ordinary course of business.

As of December 31, 2025, letters of credit totaling approximately $783 million, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding.

As of December 31, 2025, Verizon had 29 renewable energy purchase agreements (REPAs) with third parties. Each of the REPAs is based on the expected operation of a renewable energy-generating facility and has a fixed price term of 12 to 20 years from the commencement of the facility's entry into commercial operation. Twenty-one of the facilities have entered into commercial operation, and the remainder are under development. The REPAs generally are expected to be financially settled based on the prevailing market price as energy is generated by the facilities.

We have various unconditional purchase obligations, which represent agreements to purchase goods or services that are enforceable and legally binding. We estimate that these unconditional purchase obligations, for contracts with terms in excess of one year, total $15.0 billion, and primarily represent commitments to purchase content, network equipment, software and services, marketing services and other items which will be used or sold in the ordinary course of business from a variety of suppliers. Of this total amount, $5.8 billion is attributable to 2026, $5.1 billion is attributable to 2027, $3.1 billion is attributable to 2028, $528 million is attributable to 2029, $282 million is attributable to 2030 and $207 million is attributable to years thereafter. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. Our commitments are generally determined based on the noncancelable quantities to which we are contractually obliged. Since the commitments to purchase programming services from television networks and broadcast stations have no minimum volume requirement, we estimated our obligation based on number of subscribers at December 31, 2025, and applicable rates stipulated in the contracts in effect at that time. We also purchase products and services as needed with no firm commitment.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the registrant's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934), as of the end of the period covered by this Annual Report, that ensure that information relating to the registrant which is required to be disclosed in this report is recorded, processed, summarized and reported within required time periods using the criteria for effective internal control established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the registrant's disclosure controls and procedures were effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

In the ordinary course of business, we routinely review our system of internal control over financial reporting and make changes to our systems and processes that are intended to ensure an effective internal control environment.

There were no changes in Verizon's internal control over financial reporting during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The management of Verizon Communications Inc. is responsible for establishing and maintaining adequate internal control over financial reporting of Verizon. Management has evaluated internal control over financial reporting of Verizon using the criteria for effective internal control established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Management has assessed the effectiveness of Verizon's internal control over financial reporting as of December 31, 2025. Based on this assessment, management believes that the internal control over financial reporting of Verizon is effective as of December 31, 2025. In connection with this assessment, there were no material weaknesses in Verizon's internal control over financial reporting identified by management. The Company's independent registered public accounting firm, Ernst & Young LLP, has provided an attestation report on Verizon's internal control over financial reporting and is included in Item 8 of this Annual Report.

Item 9B. Other Information

On November 17, 2025, Mary-Lee Stillwell, Senior Vice President and Controller of the Company, adopted a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. The trading plan provides for the sale of 40% of approximately 37,200 shares of the Company's common stock issuable upon vesting of certain equity awards (with any shares underlying performance-based equity awards being calculated at target), after tax withholding. The trading plan will terminate on June 30, 2026, subject to early termination in accordance with its terms.

Other than as described above, during the three months ended December 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Set forth below is information with respect to our current executive officers.

Name	Age	Office	Held Since
Daniel Schulman	68	Chief Executive Officer	2025
Samantha Hammock	47	Executive Vice President and Chief Human Resources Officer	2021
Kyle Malady	58	Executive Vice President and Group CEO - Verizon Business	2023
Joseph Russo	52	Executive Vice President and President - Global Networks and Technology	2023
Anthony Skiadas	57	Executive Vice President and Chief Financial Officer	2023
Mary-Lee Stillwell	52	Senior Vice President and Controller	2023
Vandana Venkatesh	54	Executive Vice President and Chief Legal Officer	2022
Alfonso Villanueva Rodriguez	57	Executive Vice President and Interim Group CEO - Verizon Consumer and Chief Transformation Officer	2026

Each of the above officers has held the indicated office or other high-level managerial positions within the Company or one of its subsidiaries for at least five years, with the exception of Daniel Schulman, who has served as an officer of the Company since 2025, and Alfonso Villanueva Rodriguez, who has been with the Company since 2025. Officers are not elected for a fixed term of office and may be removed from office at any time at the discretion of the Board of Directors.

Daniel Schulman is the Chief Executive Officer of the Company. Mr. Schulman joined the Company as Chief Executive Officer in October 2025. Mr. Schulman has served on the Company's Board of Directors since 2018 and served as the Independent Lead Director from December 2024 to October 2025. Mr. Schulman served as President and Chief Executive Officer of PayPal Holdings, Inc., a leading online payments company, from 2015 to December 2023.

Alfonso Villanueva Rodriguez is the Executive Vice President and Interim Group CEO – Verizon Consumer and Chief Transformation Officer. Mr. Villanueva Rodriguez joined the Company in November 2025 as Chief Transformation Officer. He began serving in his current role in February 2026. Prior to joining Verizon, Mr. Villanueva Rodriguez led Albar Court Ventures, a company focused on strategic investments in technology, since February 2024. Mr. Villanueva Rodriguez also served as Executive Vice President of Strategy, Corporate Development and Ventures of PayPal Holdings, Inc., from 2022 to February 2024, and Senior Vice President of Strategy, Corporate Development and Ventures, from 2015 to 2022.

For other information required by this item, see the sections entitled "Governance — Item 1: Election of Directors — Election process and — Nominees for election, — Our governance framework — Board committees — Audit Committee, — Other risk-related matters — Business conduct and ethics and — Insider trading policy, and — Where to find more information" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission and delivered to shareholders in connection with our 2026 Annual Meeting of Shareholders, which are incorporated herein by reference.

Item 11.   Executive Compensation

For information with respect to executive compensation, see the sections entitled "Governance — Non-employee Director compensation" and "Executive compensation — Compensation discussion and analysis, — Compensation Committee Report and — Compensation tables" (excluding information under "— Pay versus performance") in our definitive Proxy Statement to be filed with the Securities and Exchange Commission and delivered to shareholders in connection with our 2026 Annual Meeting of Shareholders, which are incorporated by reference herein. There were no relationships to be disclosed under paragraph (e)(4) of Item 407 of Regulation S-K.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

For information with respect to the security ownership of certain beneficial owners, the directors and executive officers, and information about securities authorized for issuance under our equity compensation plans, see the sections entitled "Stock ownership — Security ownership of certain beneficial owners and management" and "Executive compensation — Item 3: Approval of Verizon's 2026 Long-Term Incentive Plan — Description of 2026 LTIP — Equity compensation plan information" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission and delivered to shareholders in connection with our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

For information with respect to certain relationships and related transactions and director independence, see the sections entitled "Governance — Our governance framework — Other risk-related matters — Related person transactions and — Item 1: Election of Directors — Our Board's independence" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission and delivered to shareholders in connection with our 2026 Annual Meeting of Shareholders, which are incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

Our independent registered public accounting firm is Ernst & Young LLP, New York, NY, Auditor Firm ID: 42.

For information with respect to principal accounting fees and services, see the section entitled "Audit matters — Item 4: Ratification of appointment of independent registered public accounting firm" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission and delivered to shareholders in connection with our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

		Page
(1)	Financial Statements	
	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	49
	Report of Independent Registered Public Accounting Firm on Financial Statements	50
	Financial Statements covered by Report of Independent Registered Public Accounting Firm:	
	Consolidated Statements of Income	52
	Consolidated Statements of Comprehensive Income	53
	Consolidated Balance Sheets	54
	Consolidated Statements of Cash Flows	55
	Consolidated Statements of Changes in Equity	56
	Notes to Consolidated Financial Statements	57
(2)	Financial Statement Schedule	
	II – Valuation and Qualifying Accounts	113
(3)	Exhibits	

Exhibits identified in parentheses below, on file with the SEC, are incorporated herein by reference as exhibits hereto. Unless otherwise indicated, all exhibits so incorporated are from File No. 1-8606.

Pursuant to Regulation S-K, Item 601(b)(4)(iii)(A), certain instruments which define the rights of holders of long-term debt of Verizon Communications Inc. and its consolidated subsidiaries are not filed herewith, and the Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

Exhibit Number	Description
2	Agreement and Plan of Merger, dated as of September 4, 2024, by and among Verizon Communications Inc., Frontier Communications Parent, Inc. and France Merger Sub Inc. (filed as Exhibit 2.1 to Form 8-K filed on September 5, 2024 and incorporated herein by reference).*
3a	Restated Certificate of Incorporation of Verizon Communications Inc. (filed as Exhibit 3a to Form 10-Q for the period ended June 30, 2014 and incorporated herein by reference).
3b	Bylaws of Verizon Communications Inc., as amended and restated, effective as of December 5, 2024 (filed as Exhibit 3b to Form 8-K filed on December 6, 2024 and incorporated herein by reference).
4a	Indenture between Verizon Communications Inc., both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of December 1, 2000 (filed as Exhibit 4.1 to Verizon Global Funding Corp.'s Registration Statement on Form S-4, Registration No. 333-64792, and incorporated herein by reference).
4b	First Supplemental Indenture between Verizon Communications Inc., both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of May 15, 2001 (filed as Exhibit 4.2 to Verizon Global Funding Corp.'s Registration Statement on Form S-3, Registration No. 333-67412, and incorporated herein by reference).
4c	Second Supplemental Indenture between Verizon Communications Inc., both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of September 29, 2004 (filed as Exhibit 4.1 to Form 8-K filed on February 9, 2006, and incorporated herein by reference).
4d	Third Supplemental Indenture between Verizon Communications Inc., both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of February 1, 2006 (filed as Exhibit 4.2 to Form 8-K filed on February 9, 2006, and incorporated herein by reference).
4e	Fourth Supplemental Indenture between Verizon Communications Inc., both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of April 4, 2016 (filed as Exhibit 4.5 to Verizon Communications Inc.'s Registration Statement on Form S-4, Registration No. 333-212307, and incorporated herein by reference).
4f	Fifth Supplemental Indenture between Verizon Communications Inc., both individually and as successor in interest to Verizon Global Funding Corp., and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank, as Trustee, dated as of May 15, 2020 (filed as Exhibit 4.1 to Form 8-K filed on May 15, 2020, and incorporated herein by reference).
4g	Description of Verizon's Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934.
10a	2017 Verizon Communications Inc. Long-Term Incentive Plan (incorporated by reference to Appendix B of the Registrant's Proxy Statement included in Schedule 14A filed on March 20, 2017).**
10a(i)	Form of 2023 Performance Stock Unit Agreement pursuant to the 2017 Verizon Communications Inc. Long-Term Incentive Plan (filed as Exhibit 10a to Form 10-Q for the period ended March 31, 2023 and incorporated herein by reference).**
10a(ii)	Form of 2023 Restricted Stock Unit Agreement pursuant to the 2017 Verizon Communications Inc. Long-Term Incentive Plan (filed as Exhibit 10b to Form 10-Q for the period ended March 31, 2023 and incorporated herein by reference).**
10a(iii)	Form of 2024 Performance Stock Unit Agreement pursuant to the 2017 Verizon Communications Inc. Long-Term Incentive Plan (filed as Exhibit 10a to Form 10-Q for the period ended March 31, 2024 and incorporated herein by reference).**
10a(iv)	Form of 2024 Restricted Stock Unit Agreement pursuant to the 2017 Verizon Communications Inc. Long-Term Incentive Plan (filed as Exhibit 10b to Form 10-Q for the period ended March 31, 2024 and incorporated herein by reference).**
10a(v)	Form of 2025 Performance Stock Unit Agreement pursuant to the 2017 Verizon Communications Inc. Long-Term Incentive Plan (filed as Exhibit 10a to Form 10-Q for the period ended March 31, 2025 and incorporated herein by reference).**
10a(vi)	Form of 2025 Restricted Stock Unit Agreement pursuant to the 2017 Verizon Communications Inc. Long-Term Incentive Plan (filed as Exhibit 10b to Form 10-Q for the period ended March 31, 2025 and incorporated herein by reference).**

10b	Verizon Communications Inc. Short-Term Incentive Plan (filed as Exhibit 10a to Form 10-Q for the period ended March 31, 2019 and incorporated herein by reference).**
10c	Verizon Executive Deferral Plan.**
10d	Verizon Communications Inc. Income Deferral Plan (filed as Exhibit 10f to Form 10-Q for the period ended June 30, 2002 and incorporated herein by reference).**
10d(i)	Description of Amendment to Verizon Communications Inc. Income Deferral Plan (filed as Exhibit 10o(i) to Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).**
10e	Verizon Excess Pension Plan (filed as Exhibit 10p to Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).**
10e(i)	First Amendment to Verizon Excess Pension Plan (filed as Exhibit 10p(i) to Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).**
10f	Bell Atlantic Senior Management Long-Term Disability and Survivor Protection Plan, as amended (filed as Exhibit 10h to Form SE filed on March 27, 1986 and Exhibit 10b(ii) to Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).**
10g	Verizon Executive Life Insurance Plan, As Amended and Restated September 2009 (filed as Exhibit 10s to Form 10-K for the year ended December 31, 2010 and incorporated herein by reference).**
10h	Form of Aircraft Time Sharing Agreement (filed as Exhibit 10i to Form 10-K for the year ended December 31, 2020 and incorporated herein by reference).**
10i	Verizon Senior Manager Severance Plan (filed as Exhibit 10d to Form 10-Q for the period ended March 31, 2010 and incorporated herein by reference).**
10j	Employment Letter Agreement between Daniel H. Schulman and Verizon Communications Inc., dated as of October 13, 2025.**
10k	Amendment to Employment Letter Agreement between Daniel H. Schulman and Verizon Communications Inc., dated as of January 9, 2026.**
10l	Verizon Communications Inc. Long-Term Incentive Plan CEO Restricted Stock Unit Agreement, dated as of October 17, 2025.**
10m	Verizon Communications Inc. Long-Term Incentive Plan Make Whole Restricted Stock Unit Agreement, dated as of October 17, 2025.**
10n	Verizon Communications Inc. Long-Term Incentive Plan Supplemental Performance Stock Unit Agreement, dated as of October 17, 2025.**
10o	Transition Letter Agreement between Hans E. Vestberg and Verizon Communications Inc., dated as of October 5, 2025.**
19	Verizon Communications Inc. Policy on Insider Trading (filed as Exhibit 19 to Form 10-K for the year ended December 31, 2024 and incorporated herein by reference).
21	List of principal subsidiaries of Verizon Communications Inc.
23	Consent of Ernst & Young LLP.
24	Powers of Attorney.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Verizon Communications Inc. Policy for the Recovery of Erroneously Awarded Compensation (filed as Exhibit 97 to Form 10-K for the year ended December 31, 2023 and incorporated herein by reference).
101.INS	XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.

101.PRE   XBRL Taxonomy Presentation Linkbase Document.

101.CAL   XBRL Taxonomy Calculation Linkbase Document.

101.LAB   XBRL Taxonomy Label Linkbase Document.

101.DEF   XBRL Taxonomy Extension Definition Linkbase Document.

104   Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

*   Schedules (or similar attachments) have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.

**   Indicates management contract or compensatory plan or arrangement.

Schedule II - Valuation and Qualifying Accounts

Verizon Communications Inc. and Subsidiaries

For the Years Ended December 31, 2025, 2024 and 2023

(dollars in millions)

Description	Balance at Beginning of Period	Additions Charged to Expenses	Additions Charged to Other Accounts[a]	Deductions[b]	Balance at End of Period[c]
Allowance for credit losses deducted from accounts receivable:					
Year 2025	$ 1,769	$ 2,234	$ 163	$ 2,121	$ 2,045
Year 2024	1,609	2,269	113	2,222	1,769
Year 2023	1,261	2,146	38	1,836	1,609

Description	Balance at Beginning of Period	Additions Charged to Expenses	Additions Charged to Other Accounts[d]	Deductions[e]	Balance at End of Period
Valuation allowance for deferred tax assets:					
Year 2025	$ 1,399	$ 84	$ 45	$ 367	$ 1,161
Year 2024	1,341	157	—	99	1,399
Year 2023	1,347	68	13	87	1,341

[a] Charged to Other Accounts primarily includes amounts previously written off which were credited directly to this account when recovered.

[b] Deductions primarily include amounts written off as uncollectible or transferred to other accounts or utilized.

[c] Allowance for credit losses includes approximately $794 million, $617 million, and $592 million at December 31, 2025, 2024, and 2023, respectively, related to long-term device payment receivables.

[d] Charged to Other Accounts includes current year increase to valuation allowance charged to equity and reclassifications from other balance sheet accounts.

[e] Reductions to valuation allowances related to deferred tax assets.

Item 16.   Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIZON COMMUNICATIONS INC.

By: /s/ Mary-Lee Stillwell   Date: February 17, 2026

      Mary-Lee Stillwell
      Senior Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Principal Executive Officer:

/s/ Daniel H. Schulman   February 17, 2026

      Daniel H. Schulman
      Chief Executive Officer

Principal Financial Officer:

/s/ Anthony T. Skiadas   February 17, 2026

      Anthony T. Skiadas
      Executive Vice President and Chief Financial Officer

Principal Accounting Officer:

/s/ Mary-Lee Stillwell   February 17, 2026

      Mary-Lee Stillwell
      Senior Vice President and Controller

_____*	Director	February 17, 2026
Mark T. Bertolini		
_____*	Director	February 17, 2026
Shellye L. Archambeau		
_____*	Director	February 17, 2026
Roxanne S. Austin		
_____*	Director	February 17, 2026
Vittorio Colao		
_____*	Director	February 17, 2026
Caroline Litchfield		
_____*	Director	February 17, 2026
Jennifer Mann		
_____*	Director	February 17, 2026
Laxman Narasimhan		
_____*	Director	February 17, 2026
Clarence Otis, Jr.		
_____*	Director	February 17, 2026
Daniel H. Schulman		
_____*	Director	February 17, 2026
Carol B. Tomé		
_____*	Director	February 17, 2026
Hans E. Vestberg		

* By: /s/ Mary-Lee Stillwell
_____
     Mary-Lee Stillwell
     (as attorney-in-fact)

Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036
212.395.1000
verizon.com/about/investors







verizon

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